Corficolombiana

FILE No. 82-3437

[redacted]

RECEIVED
2008 OCT 31 A 10:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005651

Cali, October 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Corporacion Financiera Del Valle

Re.: Submission of Documents pursuant
~~Corporación Financiera Colombiana S.A.'s~~
(the Company) Ongoing Reporting
Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

- Copy of **CFC's bi-annual report (January – June 2008)** audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
NOV 04 2008
THOMSON REUTERS

10/31

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

AAA

CALIFICACIÓN
OTORGADA POR DUFF & PHELPS

Calificación a corto plazo dada por Duff & Phelps de Colombia de DP1+

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

FILE No. 823437

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Informe de Gestión y Estados Financieros
Primer Semestre 2008

Corficolombiana
SABEMOS INNOVAR, SABEMOS INVERTIR

Junta Directiva

Directores Principales	Directores Suplentes
Luis Carlos Sarmiento Gutiérrez	José Fernando Isaza Delgado
Carlos Arcesio Paz Bautista	Jorge Iván Villegas
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Alvarez	Gerardo Silva Castro
José Hernán Rincón Gómez	Álvaro de Jesús Velásquez Cock
Guillermo Fernández De Soto	Santiago Madriñán de la Torre
Ricardo Obregón Trujillo	Rodrigo Llorente Martínez

Revisoría Fiscal

Nelson Germán Seguro Garzón
Deloitte & Touche Ltda.

Corficolombiana
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Principales Ejecutivos de la Corporación Primer Semestre de 2008

José Elías Melo Acosta
Presidente

Alfonso Rodríguez Azuero
Vicepresidente Ejecutivo

Fernán Ignacio Bejarano Arias
Vicepresidente Jurídico - Secretario General

Amalia Correa Young
Vicepresidente Sistemas y Operaciones

Daniel Humberto Gómez Martínez
Vicepresidente Banca Comercial

Martha Patricia Fandiño Arce
Vicepresidente Normalización de Activos

Oscar Javier Cantor Holguin
Vicepresidente Tesorería

Francisco José Lozano Gamba
Vicepresidente Portafolios de Inversión

Carlos Eduardo Gómez Botero
Vicepresidente Inversiones

Gustavo Antonio Ramírez Galindo
Vicepresidente Ejecutivo Banca de Inversión

Ana Catalina Villa Doutreligne
Vicepresidente Director Banca de Inversión

Corficolombiana
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Contenido

INFORME DE GESTIÓN

Presentamos a consideración de los señores accionistas el informe de gestión de la Corporación Financiera Colombiana S.A., correspondiente al primer semestre del año 2008. El informe contiene una reseña de los principales eventos económicos que rodearon la actividad de la entidad, así como el análisis de los resultados obtenidos.

PANORAMA ECONÓMICO PRIMER SEMESTRE DE 2008

De acuerdo a las cifras reveladas por el DANE, la economía colombiana presentó una tasa de crecimiento de 8.19% durante 2007, una de las más altas de los últimos años. En 2007 la industria, los establecimientos financieros y el comercio fueron las ramas que más contribuyeron al crecimiento del PIB (Cuadro 1).

Cuadro 1. PIB por ramas de actividad
(Variación anual, %)

Rama	2006	2007
Agropecuario	3.6	4.5
Minas y canteras	2.2	2.3
Industria	8.5	10.2
Electricidad	2.6	3.1
Construcción	9.9	20.0
Comercio	9.1	10.3
Transporte	9.8	9.0
Establecimientos financieros	5.9	6.6
Servicios sociales	7.0	8.2
PIB	**7.0**	**8.2**

Fuente: Latin American Consensus Forecast (December 2007).

A pesar del notable dinamismo al cierre de 2007, en el primer trimestre de 2008 se presentó una desaceleración del crecimiento del PIB, el cual fue de 4.1% anual. Este menor crecimiento se derivó del impacto negativo de las mayores tasas de interés de la economía y la menor demanda por parte de los principales socios comerciales de Colombia: Estados Unidos y Venezuela.

En el primer trimestre del año se registró una clara desaceleración del sector de la construcción, que después de crecer 20.04% en 2007, presentó un crecimiento negativo de 5.75% durante los tres primeros meses de 2008. En general todos las ramas de actividad sufrieron una evidente desaceleración excepto los sectores de explotación de minas y canteras y financiero, que en el primer trimestre continuaron creciendo a tasas superiores a las observadas al cierre de 2007 (5.25% y 7.46% anual, respectivamente). De esta forma, ningún sector creció a tasas superiores al 10%, a diferencia de los últimos trimestres.

Adicionalmente, las cifras de la Encuesta de Opinión Industrial Conjunta (ANDI) correspondiente a mayo, muestran que la producción industrial creció solamente 1.9% durante los 5 primeros meses del presente año comparado con la cifra de 7.5% obtenida en el mismo período de 2007. Los resultados de esta encuesta evidencian que la economía se está desacelerando y que los sectores más afectados son los que dependen en gran medida de ingresos por exportaciones, entre estos los sectores de vehículos y textiles.

Así mismo, según la Muestra Mensual Manufacturera publicada por el DANE, para mayo de 2008, la producción real cayó 4.29% anual. Sólo 18 de las 48 clases industriales presentaron variaciones positivas. Cabe resaltar que la maquinaria de uso especial (0.48 puntos), otros productos alimenticios (0.31 puntos) y el papel, cartón y sus productos (0.25 puntos) fueron las clases que más contribuyeron a la tasa de crecimiento anual registrada en mayo. De las 30 clases restantes, las que más restaron puntos porcentuales al crecimiento fueron los vehículos automotores y sus motores (-1.98 puntos), los productos minerales no metálicos (-0.94) y los productos de molineria y almidones con -0.51 puntos porcentuales (Cuadro 2).

Por el lado de la demanda, la formación bruta de capital sigue presentando el mayor ritmo de crecimiento con un 10.3% para el primer trimestre de 2008, pese a crecer a un menor ritmo comparado con lo registrado durante 2006 (17.7%) y 2007 (23.0%).

Cuadro 2. Muestra Mensual Manufacturera
(Mayo 2008)

	Clases industriales	Contribución a la variación anual producción real
▲	Maquinaria de uso especial	0.481
▲	Otros productos alimenticios	0.309
▲	Papel, cartón y sus productos	0.245
▲	Producción de carne y pescado	0.216
▲	Productos de plástico	0.182
▼	Vehículos automotores y sus motores	-1.984
▼	Productos minerales no metálicos	-0.940
▼	Productos de molinería y almidones	-0.511
▼	Hilatura, tejedura y acabado de productos textiles	-0.350
▼	Fabricación de otros tipos de equipo de transporte	-0.307

Fuente: DANE.

En términos de contribución al crecimiento del PIB, en 2007 la inversión aportó 5.6 puntos porcentuales al crecimiento del PIB total. En cuanto al consumo, su contribución al crecimiento cayó levemente durante 2007 al pasar de 5.8 puntos en 2006 a 5.4 puntos en dicho período. Por otro lado, la contribución de las exportaciones netas (exportaciones menos importaciones) continuó reflejando durante 2007 una filtración importante de la demanda, al restar 2.7 puntos al crecimiento del PIB (Grafico 1).

Gráfico 1
Contribución al crecimiento del PIB
(Puntos porcentuales)



Exportaciones netas
Consumo final interno
Formación bruta de capital
PIB
(%)
12
10
8
6
4
2
0
-2
-4
1.1
0.5
2.5
2.2
3.8
3.7
5.6
2.7
-1.5
-0.8
-0.8
-1.0
-2.5
-2.6
-2.7
-1.8
2001
2002
2003
2004
2005
2006
2007
2008Q1

Fuente: DANE.

Aunque se observa una importante reducción en la contribución de la inversión y el consumo final al crecimiento del PIB, para el primer trimestre de 2008 se observa una reducción importante en la contribución negativa de las exportaciones netas. Éstas pasaron de restar cerca de 2.5 puntos porcentuales en promedio durante el período de fuerte expansión económica (2005-2007), a restar 1.8 puntos porcentuales en el primer trimestre de 2008.

En este frente, según las cifras disponibles para el primer trimestre de 2008, las exportaciones crecieron 15.0% en términos anuales mientras que las importaciones totales crecieron 15.9%. Por otro lado, las cifras del sector externo disponibles a abril de 2008, muestran un superávit en la balanza comercial de 506 millones de dólares (período enero-abril), a diferencia del déficit registrado durante 2007 (824 millones de dólares). Este cambio en el comportamiento de la balanza comercial, es consistente con el proceso de desaceleración por el que atraviesa el país, ya que a medida que la economía pierde dinamismo, el sector externo resta menos puntos al crecimiento total del PIB (debido a la caída en el ritmo de crecimiento de las importaciones) (Gráfico 2).

En cuanto a los precios, en lo corrido de 2008 las presiones inflacionarias continúan desbordadas. En junio el IPC total

Gráfico 2
Balanza comercial



(Millones de dólares)
3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
1980
1984
1988
1992
2000
2004
2008*

* Datos a abril de 2008.
Fuente: DANE.

aumentó 0.87% mensual. De esta manera, la inflación acumulada alcanzó un nivel de 7.18% anual, superior a la meta de inflación establecida por el Banco de la República (3.5% y 4.5% anual). El desborde de la inflación ha sido influenciado en gran medida por el comportamiento de los precios de los alimentos que crecieron 2.02% mensual en junio (11.98% anual) (Gráfico 3).

Gráfico 3
Índice de precios al consumidor total y sin alimentos


Sin alimentos
Total
9
8
7
6
5
4
3
7.2
4.9
Jun-02
Dic-02
Jun-03
Dic-03
Jun-04
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08

Fuente: Cálculos Corficolombiana con base en datos del DANE.

Adicionalmente, los precios de los bienes transables crecieron 2.18% anual en junio de 2008, superior a la inflación de bienes transables registrada el mismo mes del año anterior (1.76%). Por otro lado, la inflación de los bienes no transables ascendió a 5.27% en junio de 2008, superior a la observada en 2007 (5.12%). En este sentido, además de corresponder a factores de oferta de alimentos, el comportamiento reciente de la inflación total también obedece a factores de demanda. Sin embargo, dada la expectativa de un menor crecimiento económico durante la segunda mitad del año, es de esperar que la inflación de no transables retorne a niveles similares a los registrados a mediados de 2006 (4.5% - 4.6%).

Como respuesta a las presiones inflacionarias derivadas de la demanda y al desborde de las expectativas de inflación, el Banco de la República ha mantenido su postura de política monetaria contractiva, que inició en abril de 2006 y que ya acumula incrementos en la tasa de intervención de 375 puntos básicos. Actualmente la tasa de interés se ubica en 9.75% y se espera que se mantenga en niveles entre 9.75% y 10.00% para lo que resta del año.

Entre abril de 2006 y junio de 2008, como consecuencia de este incremento, la DTF ha presentado un aumento de más de 320 puntos básicos, concentrado principalmente en la segunda mitad del año pasado (apoyado por la imposición del encaje marginal sobre los diferentes tipos de depósitos del sistema financiero, llevada a cabo en mayo de 2007).

En respuesta a los continuos ajustes en tasas de interés, la cartera de los establecimientos de crédito ha moderado su ritmo de crecimiento durante 2008. Según las cifras del Banco de la República al 27 de junio, la cartera total presentó un crecimiento de 18.1% en los últimos 12 meses, frente a un crecimiento del 30.6% para el mismo período de 2007. De esta manera, las carteras de consumo, comercial, hipotecaria y de microcrédito reflejan importantes reducciones en su ritmo de crecimiento durante los últimos 12 meses, y actualmente cada una de ellas crece a tasas de 17.7%, 19.3%, 11.1% y 18.6%, respectivamente. Al mirar el comportamiento de las carteras en lo corrido de este año, se puede concluir que contrario al comportamiento de las demás modalidades, la cartera de microcrédito presenta un incremento en su ritmo de crecimiento (de 8.1% en 2007 a 10.8% con corte al 27 de junio de 2008) (Gráfico 4).

En cuanto al mercado laboral, después de alcanzar un nivel cercano al 10% al finalizar 2005, la tasa de desempleo ascendió a niveles alrededor del 12% durante 2006. En su momento, dicho comportamiento había sido anormal, debido a que no coincidía con el proceso de crecimiento económico por el que atravesaba el país. No obstante, desde mediados de 2007 la tasa de desempleo ha presentado una tendencia a la baja, alcanzando niveles incluso por debajo del 10%. Según las cifras publicadas recientemente por el DANE, en mayo del presente año la tasa de desempleo llegó a 10.9% (Gráfico 5).

Gráfico 4
Desembolsos y tasa de interés de crédito de consumo


Tasa
Desembolsos
2,500
2,000
1,500
1,000
500
0
(Miles de millones de pesos)
27
25
23
21
19
17
15
(%)
Dic-04
Jun-05
Dic-05
Jun-06
Dic-06
Jun-07
Dic-07
Jun-08

Fuente: Cálculos Corficolombiana con base en datos del Banco de la República.

Gráfico 5
Tasa de desempleo total nacional
(Promedio móvil 3 meses)


17
16
15
14
13
12
11
10
9
(%)
Abr-01
Oct-01
Abr-02
Oct-02
Abr-03
Oct-03
Abr-04
Oct-04
Abr-05
Oct-05
Abr-06
Oct-06
Abr-07
Oct-07
Abr-08

Fuente: DANE - ECH.

Mercados locales

En la segunda mitad de 2007 el comportamiento de los mercados locales estuvo estrechamente relacionado con el contexto internacional. El mayor deterioro del sector de la construcción en Estados Unidos y el desencadenamiento de los efectos de la crisis de los mercados crediticios de alto riesgo sobre los principales mercados financieros internacionales generaron una alta volatilidad en los activos de las economías emergentes. Como consecuencia de las perspectivas de recesión en Estados Unidos en la primera mitad de 2008 y de mayores recortes en la tasa objetivo de los fondos federales, los mercados locales cerraron 2007 con un comportamiento mixto. Mientras que la deuda corporativa se valorizó 7% a lo largo del año (IDC Corficolombiana), la deuda pública sólo presentó una valorización de 0.9% (IDP de Corficolombiana). El mercado de renta variable fue el que más se vio afectado por la turbulencia financiera internacional de fin de año: el IGBC cerró el año con una desvalorización de 2.6%.

En lo corrido del año esta situación no ha cambiado significativamente. El nerviosismo ante mayores presiones inflacionarias y la profundización de la crisis hipotecaria, volvió a marcar la trayectoria del comportamiento de los mercados. De esta manera al 16 de julio de 2008, el IGBC se ha desvalorizado 18.47% en lo corrido del año, mientras que el índice de deuda corporativa (IDC) y el de deuda pública (IDP) se han valorizado 4.3% y 2.66%, respectivamente.

Por otro lado, el peso continúa con una tendencia de apreciación. Mientras que el año pasado la apreciación fue del 10.59%, en lo corrido del 2008 con corte al 16 de julio, el peso ya se ha apreciado 11.21%. No obstante, el proceso de apreciación del peso colombiano se ha visto limitado por la turbulencia de los mercados externos y las medidas que han tomado el Banco de la República y el Gobierno Nacional para frenar este proceso. Consecuentemente, a mediados de año el dólar ha presentado un incremento en su volatilidad. Mientras que en lo corrido del año la volatilidad promedio diaria había sido de 22 pesos, en junio la volatilidad se duplicó al llegar a niveles de 44 pesos (Gráfico 6).

En términos generales, el primer semestre de 2008 no fue positivo para los mercados locales. Además de un contexto externo adverso, el panorama de inflación doméstica y los diferentes ajustes por parte del Banco de la República limitaron la valorización de los activos locales (Gráfico 7).

Gráfico 6
Volatilidad diaria de la cotización del dólar


(Máximo-mínimo, COP)
120
100
80
60
40
20
0
02-Ene
24-Ene
14-Feb
06-Mar
01-Abr
22-Abr
15-May
09-Jun
01-Jul

Fuente: Cálculos Corficolombiana con base en datos de Reuters.

Gráfico 7
Comportamiento mercados locales - 2008


IDC
IDP
COP/USD
IGBC
(02-Ene-08 = 100)
110
105
100
95
90
85
80
75
02-Ene-08
02-Feb-08
02-Mar-08
02-Abr-08
02-May-08
02-Jun-08
02-Jul-08

Fuente: BVC, Superintendencia Financiera y Corficolombiana.

Sector financiero

A pesar de los incrementos en las tasas de interés de la economía y de la turbulencia en los mercados financieros internacionales, el sistema financiero colombiano presentó un comportamiento positivo durante el primer trimestre de 2008. Según las cifras preliminares del DANE, en dicho período el sector creció 7.46% anual, tasa superior al crecimiento registrado durante 2006 (5.89%) y 2007 (6.61%).

Los resultados reportados por la Superintendencia Financiera al cierre de mayo de 2008 confirman la sostenibilidad de la recuperación observada desde el segundo trimestre del año pasado. Según el comunicado emitido por la entidad, las utilidades de todo el sistema llegaron a 4.6 billones de pesos, 2.78 billones más que los obtenidos en el mismo período del año pasado y superiores a los 3.4 billones reportados en abril. Finalmente, gracias a los sólidos fundamentos de la economía colombiana, los indicadores de rentabilidad del sistema no han presentado caídas abruptas ante la crisis de los mercados y contrario a lo que se esperaba, los indicadores de rentabilidad a mayo de 2008 se ubican por encima de los registrados en mayo 2007. Mientras que en mayo de 2008 el ROA y el ROE para todo el sistema se ubicó en 2.7% y 23.9%, respectivamente, en mayo de 2007 fueron de 2.3% y 20.2%, respectivamente.

Finalmente, la recomposición del activo del sistema financiero, observada desde mediados de 2006, se ha frenado en los primeros meses de 2008. Como consecuencia del alza en las tasas de interés desde 2006 y la fuerte demanda por crédito, las entidades financieras habían reducido la participación de las inversiones en el activo total y habían incrementado la participación de la cartera. Mientras que en enero de 2006 las inversiones representaban el 33.2% del activo total y la cartera el 48.78%, en diciembre de 2007 la participación de las inversiones había bajado a 19.01% y la de la cartera había ascendido a 58.51%. Para mayo de 2008, la recomposición parece estar llegando a su límite, por lo que la participación de las inversiones sólo descendió a 18.68% y la de la cartera subió a 59.25%. Teniendo en cuenta las actuales tasas de los TES y las perspectivas económicas de corto plazo (consumo y demanda por crédito), es de esperar que la tendencia de recomposición se revierta en los próximos meses, a medida que las entidades financieras incrementan su posición en títulos de deuda pública y reducen la participación de la cartera en el activo (Gráfico 8).

Gráfico 8
Composición del activo de los establecimientos financieros *(Participación activo total)*



Inversiones
Cartera
Otros activos
100
80
60
40
20
0
(%)
May-00
May-01
May-02
May-03
May-04
May-05
May-06
May-07
May-08

Fuente: Superintendencia Financiera.

Perspectivas 2008

Las perspectivas económicas para 2008 se fundamentan en un panorama de desaceleración económica global. El Fondo Monetario Internacional estima una desaceleración generalizada del ritmo de crecimiento global, guiada en gran medida por los efectos de la crisis hipotecaria en Estados Unidos. Según el informe World Economic Outlook (abril 2008), la producción global deberá pasar de un crecimiento de 4.2% en 2007 a uno de 3.7% en 2008. Este pronóstico de crecimiento para 2008 implica una revisión a la baja de 0.5 puntos porcentuales con respecto a la proyección publicada en la edición de enero de 2008. Sin embargo, la revisión a la baja más fuerte se presenta en la proyección de crecimiento del PIB de Estados Unidos, que pasó de 1.5% (edición de enero) a 0.5% (esperado para 2008).

Las cifras de actividad económica disponibles a la fecha, señalan que la desaceleración económica es un hecho. Para lo que resta de año, el Área de Investigaciones Económicas de Corficolombiana estima que la desaceleración va a continuar. Sin embargo, la tasa de crecimiento estimada para 2008 (5.2%) continúa por encima de la tasa promedio de crecimiento del PIB en lo corrido de la década (5.0%).

La desaceleración estimada obedece principalmente a dos factores: en primer lugar, una tasa de interés real más alta durante el segundo semestre del año (la DTF permanece estable pero como consecuencia del ajuste en los precios, la tasa de interés real aumenta). De esta forma, la demanda interna deberá reducir su ritmo de crecimiento aún más, como consecuencia de este mayor nivel de tasas de interés. En segundo lugar, se espera que los precios de las materias primas, que han impulsado una buena parte de la economía colombiana durante los últimos meses, presenten un menor ritmo de crecimiento durante la segunda mitad del año. En efecto, tomando como base las estimaciones de los principales analistas externos, el precio del petróleo deberá pasar de crecer a tasas superiores al 40% en la actualidad, a una tasa inferior al 25% al cierre del año. Este menor dinamismo en el crecimiento de los precios internacionales también se verá reflejado en la menor dinámica exportadora del país.

Finalmente, estimamos que la inversión total, que había sido junto con la demanda de los hogares el principal motor de crecimiento en los últimos dos años, presente un crecimiento de 3.4% durante 2008. Si bien es una tasa notablemente inferior a la registrada el año pasado (23.0%), la relación inversión sobre PIB se mantendrá en niveles cercanos al 27% (Gráfico 9).

Por el lado de la oferta, los sectores que presentarán la mayor desaceleración durante 2008 son la industria, el comercio y la construcción, con tasas de crecimiento de 4.0%, 3.4% y 5.5%, respectivamente. Las tasas de interés, la apreciación del peso, la menor demanda interna y de los principales socios comerciales del país (Estados Unidos y Venezuela), se ubican como los principales factores generadores de este comportamiento. Sin embargo, los sectores agropecuario, minero y financiero presentarán tasas de crecimiento superiores a las registradas durante 2007 (5.4%, 6.1% y 7.3%, respectivamente).

Gráfico 9
PIB según demanda (2007-2008)
(Variación anual %)


2008
2007
PIB
5.2
Exportaciones totales
7.9
Importaciones totales
3.6
Formación bruta de capital
3.4
Consumo gobierno
4.5
Consumo hogares
4.6
-1%
4%
9%
14%
19%
24%

Fuente: Proyecciones Corficolombiana.

PRINCIPALES CIFRAS DE LA CORPORACIÓN

Balance General

A cierre del primer semestre de 2008 la Corporación registró un total de activos de $3.469.099 millones, mayor en 11% al mismo periodo del año anterior y en 2% al cierre del año 2007. En el activo el rubro más importante es el total de inversiones que registraron un saldo de $2.678.410 millones y representan el 77.21% del total del activo.

El total de pasivos a junio de 2008 fue de $1.574.459 millones donde los renglones más destacados son los depósitos en cdt´s y cuentas de ahorro que registraron un valor de $1.040.724 millones, y las operaciones de interbancarios y repos cuyo saldo fue de $435.424 millones.

El patrimonio de la Corporación a junio de 2008 fue de $1.894.640 millones, superior en 25% al valor registrado a junio de 2007 y en 5% al valor registrado a cierre del año 2007. Con este nivel patrimonial Corficolombiana se ubica en el cuarto lugar dentro del total del sistema financiero, después del patrimonio de los bancos Bancolombia, Banco de Bogotá y Davivienda.

La relación de solvencia a cierre del primer semestre de 2008 fue de 48.77%.

Pérdidas y Ganancias

La Corporación registró a cierre del primer semestre de 2008 una utilidad neta de $97.312 millones, donde no se presentaron ingresos extraordinarios como en los años anteriores, ingresos que provenían de venta de inmuebles y activos fijos, normalización de activos y operaciones especiales, como la cesión de cartera, fusión con algunas inversiones, entre otras, que tuvieron un impacto significativo dentro del estado de resultados de la Entidad. Esto significa que la utilidad del primer semestre de 2008 se compone en su mayor proporción de ingresos recurrentes y estables, resultantes principalmente del buen desempeño de las empresas en las cuales tiene inversiones la Corporación.

Fecha	**Utilidad neta**
Junio 2006	114,547
Diciembre 2006	558,278
Junio 2007	105,263
Diciembre 2007	100,399
Junio 2008	97,312

Cifras en millones de pesos.

En el periodo enero-junio de 2008 el resultado operacional neto registró un valor de $61.826 millones.

Fecha	**Resultado operacional neto**
Junio 2006	107,382
Diciembre 2006	548,275
Junio 2007	76,397
Diciembre 2007	54,429
Junio 2008	61,826

Cifras en millones de pesos.

En el negocio de inversiones de capital se recibieron durante el primer semestre dividendos por $93.593 millones, 30.21% superior a los dividendos generados en el primer

semestre del año 2007. La valoración de inversiones negociables generó ingresos por $5.089 millones y se registraron ingresos de comisiones por $1.662 millones.

Por su parte el negocio de tesorería, incluyendo valoración de portafolio, trading y mercado de divisas, generó $62.493 millones de ingresos netos, antes del costo de fondos, durante el primer semestre de 2008, este valor es superior en un 56.17% al valor registrado en el primer semestre del año 2007 y 20.5% al registrado en el segundo semestre.

El negocio de banca de inversión participó en el resultado operacional neto del primer semestre de 2008 con comisiones por $2.292 millones.

El negocio de banca privada generó comisiones por $2.734 millones en el periodo enero junio de 2008.

En la operación de cesión de activos y pasivos al Banco de Bogotá realizada en el año 2006 la Corporación adquirió los derechos sobre un patrimonio autónomo cuyo activo se compone de pagarés de cartera con calificación E y un cliente especial calificado en D. En el contrato de la operación se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serían para Corficolombiana, es así como en la medida que la fiduciaria ha recibido los pagos, la Corporación ha causado el ingreso correspondiente. Estas recuperaciones le generaron a la Corporación ingresos por $23.410 millones durante el primer semestre del año 2008 de los cuales $15.700 millones corresponden a la venta de unos pagarés y lo $7.710 millones restantes provienen de los pagos normales de los acuerdos.

Otro rubro en los ingresos de la Corporación fue la venta de bienes recibidos en pago y de activos fijos que en el primer semestre generó ingresos netos de $4.132 millones para la Corporación.

ACTIVIDAD COMERCIAL

Mercadeo

Canales Electrónicos

Se efectuó el desarrollo y lanzamiento del canal móvil, "monitor movil", convirtiéndose Corficolombiana en la primera entidad que coloca al alcance de sus clientes y usuarios información financiera en tiempo real de los mercados financiero, cambiario y accionarios para ser accesada a través de teléfonos celulares. Igualmente durante el primer semestre se continuó el desarrollo del proyecto internet 2.0, para los portales web de la Corporación y sus filiales, este proyecto permitirá, a partir del mes de septiembre, ofrecer a nuestros clientes las facilidades del sistema interactivo.

Las mejoras a los canales transaccionales están en su etapa final de elaboración y entraran a funcionar para las filiales Leasing y Fiduciaria en agosto del presente año, esto permitirá a los clientes efectuar sus pagos vía el canal electrónico de forma segura y eficiente.

Estrategia

Se desarrolló para Leasing Corficolombiana, con el propósito de ampliar sus segmentos de mercado, una oferta de valor definiendo e identificando, mercados objetivo, nuevos nichos, productos y servicios.

Se diseñó para la banca privada una nueva estrategia a desarrollar a partir del mes de julio, enfocada a consecución de nuevos segmentos de captación para Cdt´s, que permitan un crecimiento acelerado así como el reemplazo de dineros que provenían de las entidades públicas, cuyo acceso quedó limitado a los establecimientos bancarios, por el decreto 1525 de mayo pasado.

Productos

Se estructuró y lanzó al mercado un nuevo producto para Leasing Corficolombiana, el leasing inmobiliario; para la Fiduciaria se trabajó, el patrimonio autónomo para inversiones en el fondo de hidrocarburos; se apoyó la implementación del producto de administración de portafolios de terceros para Casa de Bolsa, que será distribuido por la fuerza comercial de Casa de Bolsa, de la Fiduciaria, y de la Corporación a partir del mes de julio.

Publicidad y Comunicaciones

Se llevaron a cabo 25 eventos de propios y terceros conforme al plan definido para el posicionamiento de la Corporación y sus filiales financieras, igualmente se diseñó, elaboró y distribuyó el material promocional de acuerdo con las estrategias de consecución y fidelización de clientes para la Corporación y las filiales.

Banca Privada

Durante el primer semestre la unidad de banca privada administró recursos para la Corporación y las filiales por valor de $620.000 millones promedio, inferior en un 3% al volumen administrado durante el segundo semestre de 2007. Incidió en este resultado el efecto del decreto 1525 sobre depósitos de entidades oficiales donde, tanto la Corporación como la compañía de leasing se vieron afectadas, ya que se restringió la colocación de recursos únicamente a establecimientos bancarios. El efecto de estos retiros en los meses de mayo y junio ascendió a $28.700 millones para la Corporación (9.6% de los depósitos conseguidos a través de banca privada) y $5.600 millones para la compañía de leasing (2.5% de los depósitos conseguidos a través de banca privada). Esta situación ha obligado a la búsqueda de nuevas fuentes de recursos en nichos de mercado que permitan generar un crecimiento rápido y a menores costos para lograr una recuperación y crecimiento de los depósitos de acuerdo con los presupuestos al finalizar el año.

Para la Casa de Bolsa, banca privada generó ingresos por comisiones por $457 millones, cifra similar a la del primer semestre de 2007. Para la Fiduciaria se alcanzaron depósitos promedio de $77.000 millones, un 20% más que el promedio registrado en el primer semestre de 2007 y un 11% más que el promedio generado en el segundo semestre de 2007, este incremento fue motivado en buena medida por las atractivas condiciones ofrecidas para los clientes de banca privada a través del fondo multiplicar.

Para el segundo semestre los esfuerzos de banca privada están orientados a lograr un crecimiento significativo en Cdt´s de la Corporación, contribuyendo a la reducción del costo medio de fondos, y facilitando la disminución de la dependencia de los inversionistas institucionales y de las empresas del sector público y generar un margen de ganancia mayor para los portafolios de inversión de la tesorería.

En Casa de Bolsa y en la Fiduciaria los esfuerzos se orientarán a la consecución de negocios de administración de portafolios de terceros, la concepción de este producto permitirá generar recursos importantes para la Fiduciaria y comisiones atractivas por la labor de administración a Casa de Bolsa.

Para la compañía de leasing se continuará con la buena dinámica del crecimiento de los depósitos a costos inferiores en aproximadamente 80 puntos básicos a los que se obtienen por fuentes alternas.

TESORERÍA

El comportamiento económico del año generó un entorno de baja rentabilidad en la tesorería. No obstante en este período la Mesa de Dinero de la Corporación, continuó siendo uno de los participantes líderes en los mercados. Continúa su presencia importante dentro del esquema de Creadores de Mercado del Ministerio de Hacienda y Crédito Público, ocupando el 7° lugar dentro del ranking

general a junio de 2008, con una participación del 5.23% del mercado primario y del 10.58% del mercado secundario (SEN).

En el mercado de moneda extranjera y derivados, seguimos con una presencia importante, tanto con clientes locales como con los clientes internacionales que están operando en el mercado Colombiano. Al cierre del año 2007, nuestro portafolio de derivados Peso/Dólar ascendía a un valor de USD$1.686 millones, que significa un aumento del 38.2%, comparado con diciembre de 2006. Asimismo, el valor del portafolio de derivados Peso/Dólar ascendió a un valor de USD2,705 millones, con una variación de 60.4% durante este primer semestre de 2008. La participación de la Corporación hasta el mes de Mayo de 2008 fue de 8.44% superior en 1.82% frente a la participación de la institución a Diciembre de 2007.

En el mercado Spot Peso/ Dólar, la participación durante el primer semestre de 2008 fue de 19.07%, logrando un crecimiento de 3.26 puntos porcentuales frente a los resultados a Diciembre de 2007. Es importante anotar que se mantienen las restricciones normativas impuestas por el Banco de la República, respecto de la posición Bruta de apalancamiento, que retrasa considerablemente la incursión de la Corporación y en general de las instituciones financieras colombianas en derivados estructurados y éstos continúan realizándose mayormente fuera del país.

Aprovechando oportunidades de altas tasas de cobertura sobre portafolios en el exterior, la Corporación ha incorporado en su portafolio de renta fija estructural activos o bonos denominados en moneda extranjera del sector Corporativo colombiano y brasilero con atractivas tasas de retorno, contribuyendo a la rentabilidad general del portafolio de inversiones de la tesorería.

Respecto de las operaciones en otros mercados internacionales, las operaciones de trading en monedas G10 y monedas latinoamericanas también han contribuido a la generación de ingresos adicionales, así como trading en bonos soberanos internacionales.

A junio 30 de 2008, el portafolio de inversiones de renta fija de la Corporación ascendió a $1.021.215 millones; durante el primer semestre se tomaron posiciones, en su mayoría, indexadas a la UVR.

Para el segundo semestre del año 2008, la Corporación continuará potencializando las oportunidades en los mercados de renta fija prioritariamente indexados a la inflación y también de oportunidades en renta fija, ya que los activos locales parecen estar alcanzando tasas de retorno atractivas.

INVERSIONES DE CAPITAL

El portafolio de renta variable de Corficolombiana está focalizado en sectores con crecimiento sostenido de largo plazo y que presentan una exposición equilibrada a los ciclos económicos del país. Es importante destacar que nuestra exposición al sector de Infraestructura (representada por nuestras inversiones en: Gas, Combustible, Energía, Concesiones Viales, Aeroportuarias, y Tratamiento de Aguas) estratégico y representa el 60% del portafolio. Nuestro objetivo es seguir invirtiendo en estos sectores dado el flujo estable de dividendos que generan y sus cortos periodos de retorno.

El primer semestre del año 2008 continuó favorable en términos de crecimiento de los sectores en los cuales la Corporación tiene sus principales inversiones. Con cifras hasta el primer trimestre se observa un crecimiento acumulado del PIB total de 3.7%, y es importante resaltar que el sector de "Establecimientos Financieros" (que representa el 14% del portafolio) encabeza las tasas de crecimiento con un 7.5%. Así mismo, el aumento promedio de los subsectores que conforman el sector de Infraestructura fue de 1.5%. Si bien se observan señales de desaceleración en importantes rubros de la economía tales como "Construcción", el portafolio diversificado de Corficolombiana sigue generando un crecimiento balanceado y un flujo de dividendos estable (Gráfico 10).

La valoración contable del portafolio consolidado de la Corporación al 30 de junio de 2008 (incluyendo provisio-

Gráfico 10
Composición del portafolio de renta variable por sectores. A valor en libros de junio de 2008
(100% = $2.0 billones)


Minería 2%
Inmobiliario 2%
Madera 2%
Industria 2%
Agro 6%
Hoteles 7%
Concesiones 10%
Consumo 1%
Energía 12%
Financiero 14%
Hidrocarburos 4%
Gas 38%

Fuente: Corficolombiana.

nes y valorizaciones / desvalorizaciones) alcanzó la suma de $2.023 billones de pesos, comparado al agregado de $1.897 billones de pesos al 31 de diciembre de 2007. Lo que representa un crecimiento del 6.2%.

El incremento en el valor del portafolio durante el primer semestre de 2008 obedece a la valorización registrada como consecuencia de los buenos resultados presentados en las siguientes inversiones: Sociedad de Inversiones en Energía (67.7%), Plantaciones Unipalma (20.8%), Organización Pajonales (17.6%), Empresa de Energía de Bogotá (14.0%), Hoteles Estelar (13.1%), Proyectos de Infraestructura (12.3%), Colombina (12.3%), Tejidos Sintéticos de Colombia (11.6%) Leasing de Occidente (8.6%), y Leasing Corficolombiana (6.8%).

De las inversiones que cotizan en bolsa, las que presentaron valorización en el primer semestre de 2008 son: Gas Natural (8.9%), Mineros (2.2%) y AV Villas (2.0%).

En el mismo periodo se desvalorizaron las siguientes acciones: Promigas (-4.3%), Banco de Occidente (-17.1%), Tablemac (-35.9%) y Enka (-37.5%). Se puede concluir que durante este periodo la porción del portafolio de Corficolombiana que cotiza en Bolsa se comportó favorablemente, mostrando una disminución del (-1.4%) frente al (-16.1%) observada por el IGBC.

Los ingresos por dividendos de las compañías del portafolio ascendieron a $93,593 millones en el primer semestre de 2008. Esto representó un aumento del 30,26% respecto al primer semestre del año anterior.

Durante el primer semestre de 2008 se recibieron de forma directa los dividendos distribuidos por la Empresa de Energía de Bogotá. Es importante resaltar, que una porción de los dividendos distribuidos por la EEB se registraban indirectamente hasta el 2007 como **otros ingresos** generados por Proyectos de Energía S.A.

Por otro lado, nuestra concesión vial PISA (Proyectos de Infraestructura S.A.) presentó excelentes resultados operativos durante el ejercicio julio-diciembre de 2007, impulsados por el alto crecimiento en el tráfico vehicular, lo cual se tradujo en dividendos superiores a los pronosticados para el primer semestre de 2008. De igual forma, las compañías de servicios financieros especializados, tanto de leasing como de servicios fiduciarios, se han visto favorecidas por el dinamismo del mercado durante el primer semestre del 2008.

En marzo de 2008 se tomó la decisión de reclasificar a Mineros S.A. de inversiones negociables a inversiones disponibles para la venta. La Corporación no estimó conveniente generar fluctuaciones en el estado de pérdidas y ganancias por la variación del precio de esta acción, que durante el último año presentó niveles de volatilidad bastantes altos. Esta reclasificación permitió registrar la totalidad de los dividendos decretados por la compañía en ese mismo mes.

Las compañías líderes en generación de ingresos durante el primer semestre de 2008 son, por orden, PISA, Promigás, la Empresa Energía de Bogotá, Coviandes/Epiandes, Leasing de Occidente, Leasing Corficolombiana, Gas Natural, Casa de Bolsa y la Sociedad de Inversiones en Energía (Cuadro 3).

En el primer semestre de 2008 Corficolombiana participó como inversionista de la fase II del fondo de Hidrocarburos

Cuadro 3. Ingresos operacionales inversiones de venta variable

Ingresos Vicepresidencia Inversiones	2006	2007	I semestre 2008
Dividendos[1]	143,172	136,786	93,593
Valoración[2,3]	535,224	3,824	5,089
Utilidad en venta de acciones	25,128	10,458	707
Comisiones	14,358	4,392	1,662
Diferencia en cambio[4]	(54)	10,591	-
Total inversiones	**717,828**	**166,051**	**101,051**

1 Para 2006 incluye dividendos extraordinarios de Concecol por $28,000 millones por venta de acciones de Corfivalle en 2005.

2 Para 2006 incluye $504,491 millones de valoración por el cambio de bursatilidad de la acción de Promigas, en el mes de octubre.

3 La valoración de inversiones en acciones negociables de alta y media bursatilidad aumenta en el primer semestre de 2008 por incrementos en los precios de mercado de algunas participaciones accionarias de la corporación.

4 La gereneración de ingresos por diferencia en cambio y otros (ingresos por inetreses), en el año 2007, están relacionados a la cancelación de pasivos de Proyectos de Energía S.A.

de Colombia, comprometiendo recursos por USD4.1 millones como inversionista tipo A y tipo B. Adicionalmente, recibió el 0.45% de Cine Colombia como consecuencia de la liquidación de Sidelpa S.A.. Por otro lado, en febrero de 2008 se cerró el proceso de venta de Huevos Oro Ltda.

Cabe resaltar que en el primer semestre de 2008 se han realizado trabajos de acompañamiento en algunas inversiones que han permitido optimizar los resultados financieros de las mismas. Los negocios nuevos más importantes han sido; la capitalización de Transoriente S.A., necesaria para la construcción del tramo de gasoducto Gibraltar-Bucaramanga en la que Corficolombiana aportara USD2.9 millones, lo mismo que la capitalización del proyecto de Pajonales, orientada a desarrollar el proyecto de caucho para el establecimiento de la plantación vivero y jardín clonal en la que Corficolombiana aportó $9.000 millones.

PORTAFOLIOS DE INVERSION

Durante el primer semestre del año 2008, la Corporación a través de la Vicepresidencia de Portafolios de Inversión continuó en las labores de puesta en marcha de los Fondos de Capital Privado (FCP) en Infraestructura e inmobiliario-hotelero, así como también de la búsqueda de posibles inversiones para dichos Fondos.

Específicamente para cada uno de estos Fondos, las principales actividades desarrolladas durante el primer semestre del año en curso fueron las siguientes:

FCP en Infraestructura

Se concluyeron los últimos detalles y adiciones al contrato de adhesión al Fondo, en conjunto con el área jurídica de la Corporación, así como también con la firma de abogados Holguín Neira & Pombo.

Se continuó con la estructuración del flujo de posibles inversiones para el Fondo y con la participación de la Corporación en nuevos procesos de inversión con miras a ser trasladados al fondo. Se inició la estrategia de internacionalización que se había trazado, para aumentar el volumen de proyectos a ser analizados y fomentar la diversificación, es así como se participó, o se inició la participación, en los siguientes proyectos:

- *Licitación Aeropuertos de Occidente*: Corficolombiana y algunas filiales, en asocio con AENA Internacional, presentó oferta el pasado 17 de enero de 2008 para la licitación No. 7000132 - OL de 2007 de la Aeronáutica Civil y el Aeropuerto Olaya Herrera, para la administración, operación, explotación comercial, adecuación,

modernización y mantenimiento de los aeropuertos de Medellín, Rionegro, Quibdo, Montería, Carepa y Corozal, oferta que fue declarada No Elegible en audiencia de adjudicación del día 3 de marzo del año en curso. Se estudia la factibilidad de iniciar acciones legales por considerar que la decisión fue contraria a derecho.

- *Concesión Ruta 5: Vallenar - Caldera (Chile)*: Corficolombiana, en conjunto con Pisa S.A. y Coviandes S.A., entró a participar en el proceso de licitación de una carretera en Atacama, Chile. El valor estimado de inversión por parte del Ministerio de Obras Públicas de Chile es de USD300 MM, para una longitud aproximada de 190 Km. Actualmente, el proceso se encuentra en etapa de debida diligencia y las ofertas deben ser presentadas el 16 de septiembre de 2008.

- *Concesión Ruta No. 4: Pativilca - Santa - Trujillo (Perú)*: Continuando con la estrategia de búsqueda de inversiones en conjunto con Pisa S.A. y Coviandes, se inició el estudio para participar en la licitación de la concesión Ruta No. 4 en Perú, la cual tiene un presupuesto estimado de USD150 MM y una longitud aproximada de 362 Km. Se está en etapa de decisión sobre la participación, debido, entre otros, al corto tiempo para presentar ofertas. Actualmente el proceso se encuentra en etapa de precalificación hasta el 12 de agosto de 2008.

- *Termocandelaria*: durante el primer semestre de 2008, participó en el proceso de adquisición de Termocandelaria, compañía de generación eléctrica con una capacidad instalada de 314MW que opera como una planta de respaldo al sistema de generación eléctrico colombiano. Teniendo en cuenta que el proceso de venta de la compañía estaba muy cercano a la fecha de la subasta de energía en firme, Corficolombiana decidió no hacer oferta económica por la compañía. El proceso fue suspendido y se espera que la compañía vuelva a salir en venta próximamente.

FCP Inmobiliario y/u hotelero

Durante el primer semestre de 2008, la Corporación continuó con la estructuración del Fondo de Capital Privado de Inversión en Activos Inmobiliarios, para lo cual se dio el proceso de análisis de posibles inversiones inmobiliarias en el sector salud como fuente de financiación alternativa, para nuevos proyectos por parte del propietario de los inmuebles.

Adicionalmente, se iniciaron conversaciones con inversionistas extranjeros con el fin de realizar inversiones en el mercado inmobiliario colombiano, por lo cual se ofreció el Fondo Inmobiliario como una herramienta para la canalización de estos recursos.

Paralelamente a la estructuración del Fondo Inmobiliario, se desarrolló el análisis de inversiones para un Fondo Hotelero, labor que contó con el apoyo de consultores externos con el fin de realizar la debida diligencia legal, técnica y financiera de los activos hoteleros preseleccionados.

BANCA DE INVERSION

La actividad del área de Banca de Inversión de la Corporación se ha centrado en Mercado de Capitales, M&A´s, y transacciones para el portafolio de la Corporación

Durante la primera mitad del año el mercado de renta fija corporativa ha estado restringido y se ha concentrado en papeles de corto plazo. Además de estructurar bonos y colocar papeles comerciales, el equipo de banca de inversión esta preparando instrumentos novedosos para ser ofrecidos cuando las condiciones del mercado lo permitan.

Así mismo, durante el primer semestre se ha avanzado en la estructuración de varios procesos de venta y búsqueda de inversionistas para compañías en diversos sectores incluyendo, telecomunicaciones, salud y manufacturero entre otros.

De otro lado, el área de banca de inversión ha apoyado al área de inversiones de la Corporación en la identificación, evaluación y ejecución de diversas transacciones

Finalmente, el área de Investigaciones Económicas ha desarrollado nuevas herramientas de análisis y opinión a través de informes de investigación de mercados y análisis de acciones.

GERENCIA DE INMUEBLES

Se lograron ventas de inmuebles por valor de $6.528 millones, representados en bienes recibidos en pago durante periodos anteriores, bienes saneados, activos fijos no utilizados en la operación e inmuebles en fideicomisos de inversión.

Las ventas, representadas principalmente en lotes, bodegas y locales, dejaron un impacto positivo en el Estado de Pérdidas y Ganancias de $4.132 millones y el saldo de las daciones en pago disminuyó de $45.986 millones en diciembre de 2007 a $41.165 millones en junio 30 de 2008.

Para el logro de estas ventas, la Corporación continuó con los diferentes canales de ventas entre los que se encuentran el Grupo Aval - Viviendas Planificadas S.A., Valora S.A y la Gerencia Nacional de Inmuebles quien directamente y/o a través de intermediarios externos logró el mayor volumen de ventas.

FILIALES FINANCIERAS

Fiduciaria Corficolombiana

Los resultados obtenidos por Fiduciaria Corficolombiana en el primer semestre de 2008 fueron destacables alcanzando un retorno patrimonial para sus accionistas del 25.2%. La utilidad neta para el ejercicio fue de $3.897 millones frente a $3.286 del segundo semestre del 2007, lo cual muestra un importante crecimiento del 18.5%. Los ingresos por comisiones y honorarios en el primer semestre de 2008 arrojaron un valor de $10.559 millones, con una variación de 11.55% frente a los ingresos del segundo semestre del año 2007.

El valor de activos administrados de $4.5 billones al cierre del primer semestre de 2008 sitúa a Fiduciaria Corficolombiana dentro de las primeras diez fiduciarias en activos fideicomitidos en el país. En cuanto al Balance se debe resaltar que el patrimonio de Fiduciaria Corficolombiana al cierre del primer semestre del 2008 se situó en $30.979 millones mostrando un crecimiento del 3% frente a junio de 2007 cuando el patrimonio alcanzó un valor de $30.103 millones. El pasivo total ascendió a $4.636 millones y el activo a $35.615 millones, cifra que incluye $28.415 millones del portafolio propio de la Fiduciaria.

Durante el 2008 la Fiduciaria Corficolombiana continuará con la estrategia de fortalecer los negocios de fiducia de Inversión y fondos comunes especiales en Acciones y Moneda Extranjera. Adicionalmente el enfoque de la Corporación está orientado a ser el principal jugador de Banca de Inversión en el país y la fiduciaria continuará siendo el vehículo para los proyectos que requieran esquemas fiduciarios.

Leasing Corficolombiana

La compañía, registró a junio del año 2008 una disminución del 0,4% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $518.719 millones en junio de 2007 a $516.641 millones al cierre del primer semestre de 2008.

Las utilidades de la entidad cerraron en $6.183 millones, arrojando una disminución del 11.7% frente al resultado obtenido al finalizar el primer semestre del año 2007, que fue de $7.004 millones. Los resultados del semestre se vieron afectados por el incremento en provisiones originado en la implementación del Modelo de Referencia Crediticia, lo cual produjo un incremento en la cobertura de provisiones de cartera improductiva que pasó de 110.03% en junio de 2007 a 138.93% en junio de 2008, registrando un crecimiento de 26.27%.

El patrimonio cerró en $62.184 millones lo que representa un incremento del 11.9% con respecto a los $55.556 millo-

nes registrados a junio de 2007 y el indicador de solvencia cerró en 12.54%, frente al mínimo legal requerido del 9%, en la asamblea de febrero de 2008 se aprobó la capitalización de la compañía por $4.021 millones mediante la distribución de dividendos en acciones sobre las utilidades del segundo semestre del año 2007.

Casa de Bolsa

Durante el primer semestre de de 2008, el desempeño de Casa de Bolsa no estuvo ajeno a la coyuntura del sector donde las circunstancias del mercado (principalmente a la baja tanto en los activos de renta fija como variable) no favorecieron el comportamiento financiero de la compañía. Adicionalmente y a diferencia del cierre de 2007 no se llevaron a cabo procesos de democratización o emisiones masivas de acciones, ni tampoco en emisiones de instrumentos de renta fija las cuales colaboraron de manera importante con los resultados del año anterior.

El precio de la acción de la BVC que es parte importante del patrimonio de la comisionista sufrió un deterioro cercano al 20% y aunque si bien se recibieron dividendos estos por los proyectos emprendidos por la bolsa correspondieron a menos de la mitad de lo percibido en años anteriores (791 en 2006, 1036 en 2007, 434 en 2008)

Durante el primer semestre de 2008 se presentaron resultados negativos los cuales frente a los obtenidos en el segundo semestre de 2007 implicaron una disminución equivalente al 135,2% al pasar de $3.805,7 millones a una pérdida -$1.338,4. El principal componente de dicha situación se explica en la pérdida en valorización de las acciones de la BVC que en este primer semestre de 2008 (del orden de los $826,3 millones), mientras que para el segundo semestre de 2007 se obtuvieron ingresos por ese concepto de $3.794,5 millones.

A cierre de junio de 2008 los activos de la empresa sumaron $19.680,6 millones presentando un decrecimiento del 3.9% frente al segundo semestre de 2007. El patrimonio cerró en $10.148,6 millones presentando también un decrecimiento del 11.6% en el semestre comparado con el registrado al cierre de diciembre de 2007.

Banco Corfivalle (Panamá)

Al cierre del junio 2008 el Banco Corficolombiana (Panamá) registró un total de activos de USD$31.472.808, donde rubro más importante es el de las inversiones que representan el 92.44% del total de activos. A junio de 2008 el saldo de los pasivos fue de USD$25.539.19, los depósitos del público representan el 97.72% del total de pasivos. Por su parte el patrimonio alcanzó un valor de USD$5.933.612 al cierre de junio 2008. Las utilidades (pérdidas) generadas por la entidad a junio 2008 alcanzaron los -USD7.714, con unas utilidades retenidas del año 2007 por USD20,000; el ingresos más importante corresponde a los intereses generados por las inversiones de renta fija.

ADMINISTRACIÓN DE RIESGO

Sistema de Administración de Riesgo Crediticio (SARC)

Dado que actualmente la Corporación no tiene cartera en su balance, el SARC de Corficolombiana ha servido como base en el análisis de negocios de las líneas negocios de mesa de dinero, inversiones en el sector real, banca de inversión y administración de portafolios.

Riesgo de Mercado

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office.

Se cuenta con los recursos tecnológicos apropiados para el control y monitoreo de los riesgos de tesorería en particular la medición de riesgos de mercado y valoración de portafolios de inversiones de renta fija y divisas.

La Corporación tiene un módulo de cupos en línea, que permite controlar las posiciones de riesgo por portafolio, así como el cumplimiento de las políticas de plazos

máximos autorizados. Adicionalmente el Middle Office produce reportes diarios de cumplimiento de los límites, y mensualmente se presenta un reporte a la Junta Directiva sobre el cumplimiento de los mismos.

También está previsto un comité con miembros de la Junta Directiva, que sesiona cuando hay movimientos importantes del mercado que afectan los resultados, para tomar decisiones sobre el portafolio.

Estas herramientas permiten la adecuada gestión de los riesgos inherentes al negocio de tesorería. De igual forma se ha invertido en capacitación del personal dedicado a la labor de gestión de riesgo y se cuenta con una estructura adecuada y suficiente.

Riesgo de Liquidez

La gestión del riesgo de liquidez se fundamenta en el cumplimiento de la Circular Externa 016 de 2008. En el comité de activos y pasivos (ALCO) se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación de la semana en curso y de las siguientes. De la misma forma existen indicadores internos de corto y largo plazo con límites establecidos y monitoreados mensualmente por la Junta Directiva que se detallan en las notas a los estados financieros y que permiten brindar una adecuada gestión a este riesgo.

El 5 junio la Superintendencia Financiera publicó la Circular Externa 018 de 2008, la cual modifica el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará en el año 2009. Corficolombiana estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

Riesgo de Crédito

Este riesgo se gestiona, en particular en el negocio de tesorería, mediante la aprobación de cupos que se distribuyen en distintas categorías dependiendo el tipo de producto y que pueden ser combinados en ciertos eventos según se explica en las notas a los estados financieros.

Para garantizar y monitorear el cumplimiento de estos cupos, la Corporación cuenta con herramientas como el módulo de cupos en línea del sistema donde se registran las operaciones de tesorería y adicionalmente se complementa con los módulos de cupos de contraparte de los sistemas transaccionales que son también administrados por el área de riesgo.

Se cuenta con metodologías técnicas aceptadas internacionalmente para la asignación de cupos tanto para entidades del sector financiero como del no financiero.

Riesgo Operacional

Corficolombiana ha definido como riesgo operacional aquellas pérdidas ocasionadas por fallas o debilidades en los procesos, en las personas y en los sistemas internos o por eventos externos.

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió la metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.

- Se contrató los servicios de la firma NASE para desarrollar la aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la Entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

Tipo de evento	Número de registros
Fallas en los procesos	63
Fallos en los sistemas	17
Otros	21

Proceso	Número de registros
Apoyo	38
Estratégicos	10
Misionales	53

Tipo de pérdida	Número de registros
Tipo A (Con impacto P y G)	18
Tipo B (Sin impacto P y G)	78
Tipo C (Cuasipérdida)	5

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

Riesgo de Lavado de Activos

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la

Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

SITUACION ADMINISTRATIVA

A 30 de junio de 2008, Corficolombiana contaba con una planta de 323 funcionarios, presentándose una leve disminución frente a los 326 funcionarios al cierre del año 2007.

Uno de los aspectos más relevantes del semestre, fue el nombramiento del doctor José Elías Melo Acosta como nuevo Presidente de Corficolombiana quien reemplazó al doctor Pedro Nel Ospina Santa María, desde el 16 de mayo de 2008. Con el inicio de su gestión, se han dado nuevos direccionamientos respecto a la optimización y rentabilidad de los negocios, la eficiencia en la estructura organizacional, los procesos y el soporte tecnológico y una política de racionalización de costos y gastos, cuya implementación y resultados se verán reflejados a partir del segundo semestre del 2008.

AVANCES TECNOLÓGICOS

Durante el primer semestre del 2008 la Corporación continuó el desarrollo de su plataforma tecnológica mediante importantes proyectos de apoyo a la operación diaria tales como:

- Desarrollo de los servicios de integración del proyecto de cliente único para Corficolombiana y filiales financieras.

- Desarrollo e implementación de nuevo modulo del aplicativo de SARO, para la integración con los sistemas Contables de Corficolombiana y filiales financieras.

- Desarrollo e instalación del modulo de gestión comercial para Corficolombiana y Filiales.

  Implementación de los modelos analíticos de riesgo operacional (SARO) y riesgo de lavado de activos (SARLAFT) dentro de la arquitectura del modelo de Inteligencia de Negocios Corporativo.

- Implementación de los requerimientos establecidos por la circular CE 052-07 de la Superfinanciera sobre "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios".

- Pruebas del plan de Recuperación de Desastres de Tecnología informática (DRP).

- Optimización del esquema de comunicaciones telefónicas a nivel nacional a través de Voz/IP.

En cumplimiento del numeral 4 del artículo 47 de la Ley 222 de 1995, modificado por la Ley 603 de 2000, la Corporación Financiera Colombiana S.A. aplicó íntegramente las normas sobre la propiedad intelectual y derechos de autor. Los productos y programas cobijados por derecho de autor se encuentran debidamente licenciados.

INFORME CUMPLIMIENTO CIRCULAR 052

En cumplimiento de lo establecido por la Circular Externa 052 de 2007 de la Superintendencia Financiera, "Requerimientos mínimos de seguridad y calidad en el manejo de información a través de medios y canales de distribución de productos y servicios para clientes y usuarios", la Corporación Financiera Colombiana S.A. ha establecido los procedimientos necesarios para su cumplimiento, desarrollándose durante el primer semestre del 2008 la implantación de la primera fase. A continuación se resumen las estrategias de implantación de esta normativa:

Seguridad y Calidad

Definición y actualización de los procedimientos para la administración de la información de manera segura, tales como:

- Manejo de incidentes de Seguridad.
- Metodologías de Desarrollo y de pruebas de aplicaciones.
- Gestión de control de cambios de la plataforma tecnológica.
- Planes de contingencia y de recuperación de desastres.
- Procedimientos de actualización de seguridad de canales.

Así mismo se implementaron herramientas para el manejo de la seguridad en las estaciones de trabajo.

Tercerización - Outsourcing

Se actualizaron los procedimientos de administración de proveedores de servicios informáticos y se implementaron los mecanismos necesarios para el intercambio seguro de información confidencial con terceros.

Documentación

Se actualizaron y verificaron los procedimientos que permiten dar conocer al cliente las condiciones de prestación de servicios, se implementaron los procedimientos de monitoreo de los canales transaccionales y se establecieron los mecanismos para el seguimiento a las consultas de información confidencial.

Divulgación de Información

Se incluyó dentro de la estrategia de comunicación el mantener informado a los clientes sobre las medidas de seguridad que debe tener en el manejo de sus productos.

Canal Oficinas

Se implementaron los mecanismos para prestar una atención segura a los clientes, así mismo se implementaron los mecanismos para garantizar que la plataforma tecnológica de las oficinas cuente con adecuados niveles de seguridad y disponibilidad.

Canal Centro de Atención telefónica

Se definieron y verificaron los estándares de seguridad que deben cumplir los terceros que prestan el servicio de Call Center, así como el cumplimiento de las medidas de seguridad requeridas para este canal.

Canal Internet

Este canal cumple con los niveles de seguridad exigidas por la norma, adicionalmente, se divulgó a los clientes las medidas y recomendaciones de seguridad para el uso del mismo.

Nuevos Canales

Se definió el procedimiento, acorde con la norma, para la implementación de nuevos canales.

Reglas de actualización de Software

Los procedimientos de actualización de software existentes, cumplen de manera adecuada los requerimientos de la norma, los cuales fueron revisados y actualizados. Así mismo apoyados en la reciente actualización tecnológica, se independizaron los ambientes de producción, pruebas y desarrollo.

Análisis de Vulnerabilidades

Se implementó la infraestructura técnica, con los requerimientos de la norma, que permite realizar periódicamente el análisis de vulnerabilidades de la infraestructura tecnológica de la organización.

COMITE DE AUDITORIA

El Comité de Auditoria como órgano de apoyo a la gestión que realiza la Junta Directiva para la implementación y supervisión del control interno de la Corporación efectuó

reunión en el primer semestre, el 27 de febrero de 2008, donde se analizaron, entre otros temas los que a continuación detallamos con el objeto de evaluar la estructura del control interno de la Corporación:

- Estados financieros a diciembre 31 de 2007, con el Dictamen del Revisor Fiscal.
- La cartera a diciembre de 2007.
- El Comité supervisó la adecuada aplicación de las normas relacionadas con el Sistema Integral para la Prevención de Lavado de Activos, velando así por la existencia de los controles necesarios para evitar que la Corporación sea utilizada como instrumento para la realización de actividades ilícitas.
- Supervisó las funciones y actividades de Contraloría en aspectos tales como:
  - Cronograma de actividades de la Contraloría para el año 2008.
  - Informes emitidos por la Contraloría a las diferentes áreas, productos y filiales de la Corporación.
  - Seguimientos efectuados por auditoria con base en las respuestas dadas por los diferentes administradores de las áreas evaluadas.
  - Estadísticas de seguimiento y control a los informes emitidos por la Contraloría.
- Revisó los oficios recibidos de la Superintendencia Financiera de Colombia, con sus correspondientes respuestas y seguimiento a su mejoramiento.
- Revisó los informes recibidos de la Revisoría Fiscal con sus correspondientes respuestas y seguimiento a su mejoramiento.
- En el Comité del 27 de febrero de 2008, el Presidente de la Corporación presentó informe al Comité de Auditoria con relación al sistema de revelación y control de la información financiera de la Corporación, donde manifiesta que no se han presentado deficiencia de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera, y que no se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación.

Como resultado se observa:

- Estructura, entorno y actividades de control acordes con los objetivos de la Corporación que proporcionan seguridad adecuada para administrar los riesgos a que está expuesta la Corporación.
- Actividades de Auditoria Interna independientes en relación con las actividades que auditan, su alcance satisface las necesidades de control de la Corporación.
- Seguimiento a los informes emitidos por los diferentes entes de control: Superintendencia Financiera, Revisoría Fiscal, Auditoria Interna y Auditoria de Sistemas.
- Confiabilidad de la información financiera, cumplimiento de leyes y regulaciones aplicables.
- Cumplimiento de controles necesarios y suficientes para evitar que la Corporación sea utilizada como instrumento para la realización de operaciones delictivas.
- Suficiente documentación sobre las actividades, evaluaciones y recomendaciones del Comité

SISTEMA DE PREVENCION Y CONTROL DE LAVADO DE ACTIVOS

En cumplimiento de lo dispuesto en los artículos 102 a 107 del Estatuto Orgánico del Sistema Financiero y en el capítulo XI del título I de la Circular Externa 07 de 1996 Circular Básica Jurídica emitida por la Superintendencia Financiera de Colombia, la Corporación tiene implemen-

tados mecanismos de prevención con el fin de evitar que la entidad sea utilizada para la canalización de dineros provenientes o con destino a actividades delictivas.

Mediante la expedición de las Circulares Externas 22 y 61 de 2007 y 26 de 2008, la Superintendencia Financiera de Colombia impartió instrucciones para que las entidades vigiladas implementaran un sistema de administración del riesgo de lavado de activos y de la financiación del terrorismo SARLAFT. Por tal motivo, la Corporación desarrolló, durante el segundo semestre del 2007 y el primer semestre del 2008, las actividades para la implementación de los cambios en el sistema de prevención a fin de cumplir las disposiciones de la Superintendencia.

En efecto, en diciembre de 2007 se aprobaron modificaciones al Código de Ética y al Manual del Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT.

La Corporación cuenta dentro de su estructura organizacional con una Unidad de Cumplimiento dirigida por el Oficial de Cumplimiento, con los recursos humanos, técnicos y operativos necesarios para cumplir su misión de prevención y control.

Durante el primer semestre del 2008 la Junta Directiva y la Presidencia evaluaron el funcionamiento del sistema de prevención. Para tal efecto, al inicio del año se presentó el Plan Anual de Cumplimiento 2008, cuyo avance ha sido supervisado permanentemente por la Presidencia y presentado a la Junta Directiva por parte del Oficial de Cumplimiento.

Adicional a las labores de monitoreo del conocimiento de los clientes y de sus operaciones con la Corporación, conocimiento de los segmentos de mercado atendidos, de las transacciones, de la capacitación al personal y de la colaboración con las autoridades, durante el periodo mencionado se adelantaron actividades del Proyecto Cliente Único mediante el cual la Corporación está implementando mecanismos de control, seguimiento y gestión de la información de los clientes a través de la integración de las bases de datos de los diferentes negocios.

En cuanto al deber de colaboración con las autoridades, la Corporación efectuó oportunamente los reportes establecidos con destino a la Unidad de Información y Análisis Financiero UIAF. Así mismo se atendieron los requerimientos de información presentados a la entidad por autoridades competentes.

Dentro de sus políticas, la entidad no exonera a ningún cliente ni contraparte del diligenciamiento del formulario de transacciones en efectivo o del cumplimiento de los requisitos de vinculación establecidos en las normas externas e internas.

SISTEMA DE REVELACIÓN Y CONTROL DE INFORMACIÓN FINANCIERA

En cumplimiento de las disposiciones del artículo 47 de la ley 964 de 2005 sobre responsabilidad de los representantes legales de los emisores de valores, en el establecimiento y mantenimiento de adecuados sistemas de revelación y control de la información financiera, en el transcurso del primer semestre del año 2008 no se han presentado deficiencias de controles internos que hayan impedido a la Corporación registrar, procesar, resumir y presentar adecuadamente la información financiera ni se han presentado fraudes que hayan afectado la calidad de la información financiera de la Corporación, ni cambios en la metodología de evaluación de la misma.

NUEVAS DISPOSICIONES LEGALES

1. GMF - Corresponsales no bancarios

Ministerio de Hacienda y Crédito Público. Decreto 086 del 17 de enero de 2008. "Por el cual se reglamentan parcialmente los artículos 871 y 876 del Estatuto Tributario", relativo al gravamen a los movimientos financieros sobre operaciones efectuadas a través de corresponsales no bancarios.

El decreto señala:

- Las operaciones que realicen los establecimientos de crédito a través de corresponsales no bancarios que impliquen la realización de hechos generadores del GMF, causará el impuesto en las mismas condiciones tributarias como si fueran efectuadas directamente entre la entidad financiera y el usuario.

- Los movimientos créditos, débitos y/o contables realizados por intermedio de corresponsales no bancarios constituyen una sola operación gravada en cabeza del usuario o cliente de la entidad financiera, siempre y cuando se trate de operaciones efectuadas en desarrollo del contrato de corresponsalía no bancaria, para lo cual deberá identificarse una cuenta en la entidad bancaria, en la cual se manejen de manera exclusiva los recursos objeto de corresponsalía.

- Establece que el agente retenedor responsable del recaudo y pago del impuesto, es la entidad de crédito contratante.

- La remuneración de los servicios prestados por los corresponsales no bancarios se encuentra sujeta al impuesto sobre las ventas, atendiendo la calidad del responsable que presta los servicios, ya sea del régimen común o del simplificado.

2. *Autorización de estados financieros por parte de la Superintendencia Financiera*

Ministerio de Hacienda y Crédito Público. Decreto 089 del 17 de enero de 2008. "Por el cual se reglamentan parcialmente el artículo 326 numeral 2 literal i) del Estatuto Orgánico del Sistema Financiero, modificado por el artículo 76 de la Ley 795 de 2003 y el artículo 22 de la Ley 964 de 2005".

El decreto se refiere a los casos en los cuales las entidades sometidas a la inspección y vigilancia de la Superintendencia Financiera deberán someter a ésta sus estados financieros para que dicho organismo imparta la autorización para su aprobación por parte de las respectivas asambleas de socios o asociados y su posterior publicación. Algunos de estos casos, son los siguientes:

- En los casos en que la Superintendencia Financiera de Colombia les haya decretado la medida de toma de posesión o hayan estado sometidas a dicha medida, en parte del respectivo ejercicio contable.

- Las que durante el período correspondiente a los estados financieros hayan sido objeto o hayan estado sometidas a alguna de las medidas preventivas consagradas en el E.O.S.F.

- Las entidades en las cuales las respectivas asambleas de socios o asociados no hayan podido considerar durante el último año los estados financieros de fin de ejercicio.

- Entidades con menos de 3 años de constituidas.

- Entidades que durante el período correspondiente a los estados financieros hayan realizado fusiones, escisiones, adquisiciones, cesiones totales o parciales de activos, pasivos y contratos y enajenación de establecimientos de comercio a otra institución.

3. *Normas de inversión de recursos de las entidades estatales del orden nacional y territorial*

Ministerio de Hacienda y Crédito Público. Decreto 538 de 25 de febrero de 2008. "Por el cual se dictan normas relacionadas con la inversión de los recursos de las entidades estatales del orden nacional y territorial".

Mediante el presente Decreto se compilan las normas relacionadas con la inversión de los recursos de las entidades estatales y se divide en cuatro capítulos: a) Inversión de los recursos de los establecimientos públicos del orden nacional y de las entidades estatales del orden nacional a las cuales se les apliquen las disposiciones de orden

presupuestal de aquellos, b) Inversión de los recursos de las empresas industriales y comerciales del Estado del orden nacional y las sociedades de economía mixta con régimen de empresas industriales y comerciales del Estado, dedicadas a actividades no financieras y asimiladas a éstas, c) Inversión de los recursos de las entidades territoriales y las entidades descentralizadas del orden territorial, d) Inversión de las sociedades de economía mixta con participación pública inferior al 90% de su capital, las empresas de servicios públicos domiciliarios mixtas, así como de aquellas con participación directa o indirecta del Estado superior al 50 % de su capital social y de los organismos autónomos.

Resulta de particular interés, que en el artículo 48 del Decreto en mención se señala que las entidades territoriales y las entidades descentralizadas del orden nacional deberán invertir sus excedentes de liquidez en:

- Títulos de Tesorería TES Clase B, tasa fija o indexados a la UVR, del mercado primario directamente ante la Dirección General de Crédito Público y del Tesoro Nacional -DGCPTN- o en el mercado secundario en condiciones de mercado.

- Certificados de depósitos a término, "depósitos en cuenta corriente, de ahorros o a término en condiciones de mercado en establecimientos bancarios vigilados por la Superintendencia Financiera de Colombia con calificación vigente triple AAA o su calificación análoga para corto y largo plazo por parte de las sociedades calificadoras de riesgo, o, en entidades con regímenes especiales contempladas en la parte Décima del Estatuto Orgánico del Sistema Financiero".

4. *Los intermediarios del mercado cambiario no pueden utilizar los recursos de financiamiento externo para el otorgamiento de préstamos en pesos*

Banco de la República. Boletín 004 de 2008. Circular Reglamentaria Externa DCIN-83 del 6 de febrero de 2008. "Asunto 10: Procedimiento aplicable a las operaciones de cambio".

Se adiciona el numeral 5.1.1. de la Circular Reglamentaria Externa DCIN-83 en el sentido de señalar lo siguiente:

- La financiación en moneda extranjera que obtengan los intermediarios del mercado cambiario podrá destinarse exclusivamente a las actividades señaladas en la Resolución Externa 8 de 2000 de la Junta Directiva del Banco de la República.

- En ningún caso la financiación que obtengan las entidades autorizadas, ya sea como intermediario del mercado cambiario o de residente, podrá destinarse al otorgamiento de créditos en moneda legal.

- Finalmente, se concluye que: "...continuará estando prohibido a los intermediarios del mercado cambiario la utilización de recursos de financiamiento externo para el otorgamiento de préstamos en pesos".

5. *Grupo de Acción Financiera de Sudamérica contra el lavado de activos*

Congreso de la República. Ley 1186 del 14 de abril de 2008. "Por medio de la cual se aprueba el Memorando de entendimiento entre los Gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica contra el lavado de activos (Gafisud)".

Como aspectos de interés de la Ley, se señala lo siguiente:

- Se aprueba el memorando de entendimiento entre los gobiernos de los Estados del Grupo de Acción Financiera de Sudamérica (GAFISUD) contra el lavado de activos. El memorando tiene como objetivos poner en funcionamiento el Grupo de Acción Financiera Internacional y el reconocimiento de sus recomendaciones contra el blanqueo de capitales.

- El Gafisud tendrá como miembro asesor a la Comisión Interamericana para el Control del Abuso de Drogas (CICAD), el Consejo de Autoridades es el órgano supremo de GAFISUD y está integrado por un representante de

cada Estado que debe ejercer la máxima responsabilidad en materia de lucha contra el lavado de activos.

6. *Modificación al Decreto 519 de 2007 que determina las modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera*

Ministerio de Hacienda y Crédito Público. Decreto 919 del 31 de marzo de 2008. "Por el cual se modifica el Decreto 519 de 2007 (Por el cual se determinan las distintas modalidades de crédito cuyas tasas deben ser certificadas por la Superintendencia Financiera de Colombia y se dictan otras disposiciones)".

El Decreto consagra las siguientes modificaciones al Decreto 519 de 2007:

- La certificación del interés bancario corriente, se expresarán en términos efectivos anuales y que se regirán por el período que determine la Superintendencia Financiera de Colombia, previa publicación del acto administrativo.

- Dispone que el microcrédito corresponderá al constituido por las operaciones activas de crédito a las cuales se refiere el artículo 39 de la Ley 590 de 2000, o a las normas que lo modifiquen, sustituyan o adicionen, así como las realizadas con microempresas cuya principal fuente de pago de la obligación provenga de los ingresos derivados de su actividad.

- Se consagra un régimen de transición, consistente en que la Superintendencia Financiera de Colombia comenzará a certificar el interés bancario corriente en la modalidad de microcrédito según la definición del decreto a partir del 1 de octubre de 2008, fecha hasta la cual, el interés bancario para dicha modalidad será el establecido en la certificación vigente al momento de publicación del decreto.

7. *Límite de la inversión admisible de los fondos de cesantía*

Ministerio de Hacienda y Crédito Público. Decreto 985 del 2 de abril de 2008. "Por medio de la cual se modifica el Decreto 669 de 2007, modificado por el Decreto 1696 de 2007".

Señala el decreto que para establecer el límite de la inversión admisible de los fondos de cesantía consistente en depósitos a la vista en establecimiento de crédito no se debe tener en cuenta dentro del saldo de dichos depósitos las sumas recibidas durante los últimos **45 días hábiles** por concepto de aportes, traslados de otros fondos y vencimientos de capital e intereses de las inversiones y, de aquellos recursos que deben mantenerse con antelación para la adquisición de inversiones en el exterior. El texto que se modifica determinaba 30 días hábiles.

8. *Sistemas de negociación de valores y de registro de operaciones sobre valores*

Ministerio de Hacienda y Crédito Público. Decreto 1120 del 11 de abril de 2008. "Por el cual se reglamentan los sistemas de negociación de valores y de registro de operaciones sobre valores y se dictan otras disposiciones".

El Decreto pretende subrogar la parte Cuarta de la Resolución 400 de 1995; al respecto, los puntos de mayor interés son los siguientes:

- Las disposiciones se refieren a la administración, funcionamiento y utilización de los sistemas de negociación de valores y de registro de operaciones sobre valores distintos de acciones y bonos obligatoriamente convertible en acciones.

- La administración de tales sistemas sólo podrá ser desarrollada por entidades sometidas a la inspección

y vigilancia de la Superintendencia Financiera y que hayan sido previa y expresamente autorizadas por ésta respecto de cada uno de los sistemas que pretenda administrar.

- Podrán ser objeto de negociación o de registro de operaciones sobre valores, aquellos títulos distintos de acciones y bonos convertibles en acciones que se encuentren inscritos en el Registro Nacional de Valores y Emisores. Dentro de éste sistema podrán negociarse operaciones de contado, a plazo, repo y simultaneas, operaciones de transferencia temporal de valores y aquellas que de manera general y previa autorice la Superintendencia Financiera.

- Establece que la Superintendencia Financiera impartirá las instrucciones sobre interconexión de los sistemas de negociación de valores y los sistemas de registro de operaciones sobre valores, entre sí y con los sistemas compensación y liquidación de operaciones sobre valores, los sistemas de compensación y liquidación de pagos, los depósitos centralizados de valores, las cámaras de riesgo central de contraparte y las entidades que suministren profesionalmente información al mercado de valores. Así las cosas, todas las operaciones sobre valores del sistema de negociación de valores deberán ser compensadas y liquidadas por el mecanismo de entrega contra pago en los sistemas de compensación y liquidación autorizados.

- Podrán administrar los sistemas de negociación de valores el Banco República, las bolsas de valores, las bolsas de bienes y productos agropecuarios y agro industriales y de otros commodities y las sociedades anónimas a las que se refiere la Ley 964 de 2005, esto es, las "Sociedades Administradoras de Sistemas de Negociación". Al efecto desarrolla los deberes, prohibiciones, monitoreo y conservación de registros, planes de contingencia y continuidad que deben cumplir, así como las reglas de afiliación a las mismas y su reglamento de funcionamiento.

- En capítulos separados el Decreto desarrolla los aspectos generales, definición, características, responsabilidades, requisitos y reglas de transparencia que enmarcan los sistemas de negociación de valores y el sistema de registro de operaciones sobre valores.

9. *Se reglamenta la actividad de intermediación en el mercado de valores*

Ministerio de Hacienda y Crédito Público. Decreto 1121 del 11 de abril del 2008. "Por el cual se reglamenta la actividad de intermediación en el mercado de valores y se dictan otras disposiciones".

Por medio de este Decreto se modifican las Resoluciones 400 de 1995 y 1200 de 1995 de la Sala General de la Superintendencia de Valores. Contiene los siguientes temas:

- Define cuales son los intermediarios no vigilados por la Superintendencia Financiera que son básicamente las entidades publicas que realizan operaciones sobre valores directamente y a través de sistemas de negociación de valores, estableciendo además que deben pertenecer a un organismo de autorregulación y el régimen de autorización para su inscripción en el Registro Nacional de Agentes del Mercado de Valores.

- Establece que constituye actividad de intermediación de valores la realización de operaciones "que tengan por finalidad o efecto el acercamiento de demandantes y oferentes o la participación en dicho mercado con propios recursos, en los sistemas de negociación o en el mercado mostrador" para: i) adquirir o enajenar en el mercado primario o secundario los valores inscritos en el Registro Nacional de Valores y Emisores; ii) adquirir o enajenar en el mercado secundario valores listados en un sistema de cotizaciones de valores extranjeros y iii) realizar operaciones con derivados o productos estructurados. Así mismo, señala cuales son las operaciones de intermediación del mercado de valores.

- Define las figuras de inversionista calificado, inversionista profesional y cliente inversionista y se refiere a los deberes generales y especiales que deben cumplir los intermediarios del mercado de valores.

- Sobre la intermediación en el mercado mostrador, define mercado mostrador, la autorización para actuar en éste y la obligación de registro, entre otros. Define cuales son las operaciones por cuenta propia que efectúan las sociedades comisionistas de bolsa de valores en el mercado primario y las operaciones por cuenta propia en el mercado secundario.

- Finalmente, prevé disposiciones sobre el registro de órdenes de compra y venta de valores.

10. Operaciones con instrumentos financieros derivados y productos estructurados

Ministerio de Hacienda y Crédito Público. Decreto 1796 del 23 de mayo de 2008 "Por el cual se reglamentan las operaciones con instrumentos financieros derivados y productos estructurados, tanto en el mercado mostrador como en sistemas de negociación de valores, realizadas por las entidades sometidas a inspección y vigilancia de la Superintendencia Financiera de Colombia y se dictan otras disposiciones".

Mediante este decreto se realizan las modificaciones pertinentes a la Resolución 400 de 1995 de la Sala General de la Superintendencia de Valores con la finalidad de reglamentar las operaciones con instrumentos financieros derivados y productos estructurados.

Dentro de éstas modificaciones resaltamos las siguientes:

- Se adiciona el artículo 1.2.5.7.1. que señala la no aplicación del régimen de ofertas públicas de adquisición a las "cámaras de riesgo central de contraparte cuando éstas, en desarrollo de su objeto social, acepten interponerse como contraparte de las operaciones".

- Se modifica el artículo 2.2.1.11. sobre clasificación y ponderación de los activos para riesgo de crédito.

    - Se incluye el Título Séptimo de la Parte Segunda, mediante el cual se establece la normatividad común para las operaciones con instrumentos derivados y productos estructurados realizadas por las entidades sometidas a inspección y vigilancia por la Superintendencia Financiera.

- Adiciona el Título Octavo a la Parte Segunda de la Resolución 400 de 1995 mediante la cual se reglamentan las operaciones de contado y de plazo.

Este decreto comienza a regir dos meses después de su publicación. Establece un régimen de transición mediante el cual la realización de operaciones a plazo de cumplimiento financiero y operaciones a plazo de cumplimiento efectivo desarrolladas en sistemas de negociación de valores o en bolsas de valores: "continuará rigiéndose por los reglamentos de éstos, hasta cuando sean aprobadas sus modificaciones por parte de la Superintendencia Financiera de Colombia". Y además dispone que aquellas operaciones "celebradas con antelación a la entrada en vigencia del presente decreto se regirán hasta su terminación por las normas con base en las cuales fueron pactadas".

11. Controles de capital proveniente del exterior

Decreto 1888 del 30 de mayo de 2008. "Por el cual se modifica el Régimen General de Inversiones de Capital del exterior en Colombia y de capital colombiano en el exterior".

Por medio de la expedición de este decreto, el Gobierno Nacional incrementó los controles de capital proveniente del exterior, para lo cual modificó el decreto 2080 de 2000 que contiene el régimen general de inversiones de capital del exterior en Colombia y de capital colombiano en el exterior.

En primer lugar, se adicionó el artículo 10 para establecer que la inversión directa deberá permanecer por un período

mínimo de 2 años desde la fecha de canalización en el mercado cambiario. Esto no afecta la transferencia al exterior de las utilidades netas pero si la transferencia al exterior del capital invertido una vez liquidada la inversión.

De otro lado, se modificó el artículo 29 referente a las inversiones de portafolio a las cuales se les impuso como requisito la constitución de un depósito en el Banco de la República por un valor equivalente al 50% del valor de la inversión.

12. El denominado comúnmente "Paseo millonario" tendrá igual pena que el secuestro extorsivo.

Congreso de la República. Ley 1200 de 2008. "Por medio de la cual se adiciona el artículo 169 del Código Penal, modificado por los artículos 2° de la ley 733 de 2002 y 14 de la ley 890 de 2004".

Tiene como finalidad adicionar el artículo 169 del Código Penal tipificando como modalidad de secuestro extorsivo la conducta que coloquialmente ha sido denominada como "paseo millonario". En ese orden de ideas, la pena de prisión establecida para el secuestro extorsivo será de 320 a 504 meses y multa de 2666,66 a 6000 SMMLV., también será aplicable "cuando la conducta se realice temporalmente en medio de transporte con el propósito de obtener provecho económico bajo amenaza".

13. Operaciones de Intermediación

Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 019 de 5 de junio de 2008. Por medio de la cual imparte instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121, y 1796 de 2008.

Expide las instrucciones necesarias para la realización de operaciones de intermediación en el mercado de valores de conformidad con los Decretos 1120, 1121 y 1796 de 2008. Específicamente, expide el nuevo Título IX de la Circular Externa 007 de 1996 (Circular Básica Jurídica) el cual contiene las instrucciones sobre la intermediación en el mercado de valores. Así mismo, expide unas instrucciones transitorias necesarias para la correcta implementación de los mencionados decretos.

Dentro de dichas instrucciones transitorias se destaca que los intermediarios de valores deberán adoptar las políticas y procedimientos de que trata el Título IX de la Circular Básica Jurídica de conformidad con lo que para tal efecto establezcan los organismos de autorregulación del mercado de valores, quienes otorgarán las instrucciones mencionadas a más tardar dentro de los cuatro (4) meses siguientes contados a partir de la publicación de la circular.

De igual manera, otorga a los organismos de autorregulación un término de cuatro (4) meses a partir de la publicación de la presente Circular Externa para dar las instrucciones relacionadas con los sistemas de libros de órdenes.

Por su parte, el Título IX de la Circular Básica Jurídica desarrolla temas tales como:

- Los Principios aplicables a la implementación de las políticas y procedimientos de los intermediarios de valores.
- La obligación de registro de operaciones celebradas en el mercado OTC, los valores objeto de registro, la afiliación obligatoria a un sistema de registro de operaciones sobre valores, los plazos para reportar operaciones ejecutadas, el reporte de operaciones ejecutadas, la información mínima a reportar, entre otras.
- El libro electrónico de Registro de órdenes y principios para el procesamiento de órdenes de sociedades comisionistas de valores.

14. Modificación Circular Básica Contable y Financiera

Ministerio de Hacienda y Crédito Público. Superintendencia Financiera de Colombia Circular externa 025 de 26 de junio

de 2008. Por medio de la cual se expide las instrucciones relativas a la implementación de los Decretos 1796 y 1121 de 2008.

Se modifica en su integridad el Capítulo XVII de la Circular Básica Contable y Financiera, cuyo nuevo texto contiene instrucciones sobre los instrumentos financieros derivados y productos estructurados, las cuales serán aplicables a todas las entidades sometidas inspección y vigilancia de la Superintendencia Financiera de Colombia. Adicionalmente, de conformidad con 6 reglas específicas, expide un régimen de transición para implementar las instrucciones mencionadas y de esta manera permitir un ajuste ordenado por parte de las entidades.

OPERACIONES CON LOS ACCIONISTAS Y ADMINISTRADORES

Las operaciones realizadas por la Corporación con sus accionistas y administradores se ajustan a las políticas generales de la entidad. Dichas operaciones se encuentran debidamente detalladas en las notas a los estados financieros.

La Corporación manifiesta que en concordancia con lo dispuesto por el artículo 57 del Decreto Reglamentario 2649 de 1993, la información y afirmaciones integrantes de los estados financieros han sido debidamente verificadas y obtenidas de los registros contables de la entidad, elaborados de conformidad con las normas y principios de contabilidad establecidos en Colombia.

José Elías Melo Acosta
Presidente

Nota: Los miembros de la Junta Directiva acogieron el informe presentado por el Presidente. Se deja constancia que se presentó la información a que se refiere el numeral 3 del artículo 446 del Código de Comercio, que fue acogida por unanimidad.

Deloitte.

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Colombia

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INFORME DEL REVISOR FISCAL

A los accionistas de
CORPORACION FINANCIERA COLOMBIANA S.A.

He auditado los balances generales de CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007 y los correspondientes estados de resultados, de cambios en el patrimonio de los accionistas y de flujos de efectivos por los semestres terminados en esas fechas. Tales estados financieros son responsabilidad de la administración de la Corporación y fueron preparados con base en las instrucciones contables impartidas por la Superintendencia Financiera de Colombia. Entre mis funciones se encuentra la de expresar una opinión sobre estos estados financieros con base en mis auditorías.

Obtuve las informaciones necesarias para cumplir mis funciones y llevar a cabo mi trabajo de acuerdo con normas de auditoría generalmente aceptadas en Colombia. Tales normas requieren que planifique y efectúe la auditoría para obtener una seguridad razonable acerca de si lo estados financieros están libres de errores significativos. Una auditoría de estados financieros incluye examinar, sobre una base selectiva, la evidencia que soporta las cifras y las revelaciones en los estados financieros. Una auditoría también incluye, evaluar las prácticas contables utilizadas y las estimaciones contables significativas hechas por la administración, así como evaluar la presentación general de los estados financieros. Considero que mis auditorías me proporcionan una base razonable para expresar mi opinión.

En mi opinión, los estados financieros antes mencionados, tomados de los libros de contabilidad, presentan razonablemente la situación financiera de la CORPORACION FINANCIERA COLOMBIANA S.A. al 30 de junio de 2008 y 31 de diciembre de 2007, los resultados de sus operaciones, los cambios en su patrimonio, y sus flujos de efectivo por los semestres terminados en esas fechas, de conformidad con instrucciones y prácticas contables establecidas por la Superintendencia Financiera, aplicadas sobre bases uniformes.

Con base en mis funciones como revisor fiscal y el alcance de mis exámenes al 30 de junio de 2008 y 31 de diciembre de 2007, informo que la contabilidad de la Corporación se lleva conforme a las normas legales y a la técnica contable; las operaciones registradas en los libros de contabilidad y los actos de los administradores se ajustaron a los estatutos y a las decisiones de la Asamblea de Accionistas y de la Junta Directiva; la correspondencia, los comprobantes de las cuentas y los libros de actas y de registro de acciones se llevan y se conservan debidamente; la contabilización de provisiones para bienes recibidos en pago, y la adopción del Sistema de Administración de Riesgos de Mercado - SARM se efectuaron, en todos los aspectos materiales, de acuerdo con los criterios y procedimientos establecidos en la Circular 100 de 1995 de la Superintendencia Financiera de Colombia; el informe de gestión de los administradores guarda la debida concordancia

con los estados financieros básicos, y los aportes al Sistema de Seguridad Social Integral se efectuaron en forma correcta y oportuna. Mi evaluación del control interno, efectuada con el propósito de establecer el alcance de mis pruebas de auditoría, indica que la Corporación ha seguido medidas adecuadas de control interno y de conservación y custodia de sus bienes y de los terceros que están en su poder. Mis recomendaciones sobre controles internos las he comunicado en informes separados dirigidos a la administración.

Nelson Germán Segura Garzón
Revisor Fiscal
Tarjeta Profesional N° 24750-T
05 de Agosto de 2008

Estados Financieros

Enero-Junio 2008

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

ACTIVO	A 30 de junio de 2008		A 31 de diciembre de 2007	
DISPONIBLE (Notas 4 y 22)		$125,906.7		$88,437.1
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA (Nota 5)		168,026.8		167,043.8
INVERSIONES (Notas 6 y 22)		2,678,410.1		2,679,552.4
Negociables títulos de deuda	240,522.2		227,813.3	
Negociables títulos participativos	58,571.5		88,116.8	
Para mantener hasta el vencimiento	0.0		41,468.2	
Disponibles para la venta en titulos de deuda	338,495.5		307,992.5	
Disponibles para la venta en titulos participativos	1,708,612.9		1,661,606.2	
Derechos de recompra de inversiones	445,477.0		477,815.3	
Menos: provisión	(113,269.0)		(125,259.9)	
ACEPTACIONES Y DERIVATIVOS (Nota 7)		(11,180.0)		32,776.3
Derivados	(11,180.0)		32,776.3	
Derechos	5,777,136.1		4,298,214.5	
Obligaciones	(5,788,316.1)		(4,265,438.2)	
CUENTAS POR COBRAR (Notas 8 y 22)		47,131.5		80,617.3
Intereses	326.0		650.9	
Comisiones y honorarios	2,913.7		4,900.7	
Pago por cuenta de clientes comercial	3.4		3.4	
Otras	45,835.6		76,923.5	
Menos: provisión	(1,947.2)		(1,861.2)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO (Nota 9)		5,230.7		6,204.0
Bienes recibidos en pago diferentes a vivienda	25,491.1		30,305.6	
Bienes no utilizados en el objeto social	585.9		585.9	
Menos: provisión	(20,846.3)		(24,687.5)	
PROPIEDADES Y EQUIPO (Nota 10)		9,933.3		10,913.5
Terrenos, edificios y construcciones en curso	14,129.6		14,825.5	
Equipo, muebles y enseres de oficina	8,823.7		9,084.3	
Equipo de computación	9,081.2		8,929.4	
Otras	1,080.7		1,264.5	
Menos: depreciación y amortización acumulada	(23,181.9)		(23,190.2)	
OTROS ACTIVOS (Notas 11)		53,280.6		41,094.6
Aportes permanentes	98.2		83.2	
Gastos anticipados y cargos diferidos	3,439.4		2,652.7	
Otros	71,137.3		60,167.1	
Menos: provisión	(21,394.3)		(21,808.4)	
VALORIZACIONES (Notas 6 y 22)		430,452.1		330,852.4
Inversiones disponibles para la venta en títulos participativosde baja o minima bursatilidad o sin cotizacion en bolsa	403,948.2		310,310.6	
Propiedades y equipo	26,503.9		20,541.8	
DESVALORIZACIONES (Nota 6)		(38,092.9)		(37,394.4)
Inversiones disponibles para la venta en títulos participativos de baja o minima bursatilidad o sin cotizacion en bolsa	(38,092.9)		(37,394.4)	
TOTAL ACTIVO		$3,469,098.9		$3,400,097.0
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA (Nota 20)		$192,261.5		$151,966.6
CUENTAS CONTINGENTES DEUDORAS (Nota 20)		433,387.9		314,952.3
CUENTAS DE ORDEN DEUDORAS (Nota 21)		7,821,005.7		7,640,522.9
CUENTAS DE ORDEN ACREEDORAS POR CONTRA (Nota 21)		5,456,212.9		3,926,455.2
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$13,902,868.0		$12,033,897.0

Veánse las notas que acompañan los Estados Financieros.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Gerente de Contabilidad (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Balances Generales a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

PASIVO Y PATRIMONIO	A 30 de junio de 2008		A 31 de diciembre de 2007	
DEPOSITOS Y EXIGIBILIDADES (Notas 12 y 22)		$1,045,851.8		$965,148.5
Certificados de depósito a término	798,403.6		706,063.5	
Depósitos de ahorro	242,320.2		256,162.9	
Otros	5,128.0		2,922.1	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA (Nota 13)		435,423.7		544,616.6
CUENTAS POR PAGAR (Notas 14 y 22)		76,029.1		82,987.7
Intereses	18,625.8		12,204.1	
Comisiones y honorarios	3.5		3.5	
Dividendos y excedentes	35,620.2		56,679.1	
Otras	21,779.6		14,101.0	
OTROS PASIVOS (Nota 15)		8,195.4		10,445.1
Obligaciones laborales consolidadas	1,944.0		1,915.5	
Ingresos anticipados y abonos diferidos	4,992.3		7,290.4	
Pensiones de jubilación	1,259.1		1,239.2	
PASIVOS ESTIMADOS Y PROVISIONES (Nota 16)		8,958.9		3,680.1
Obligaciones laborales	813.1		1,174.3	
Impuestos	4,830.6		0.5	
Otros	3,315.2		2,505.3	
TOTAL PASIVO		1,574,458.9		1,606,878.0
PATRIMONIO		1,894,640.0		1,793,219.0
CAPITAL SOCIAL (Nota 17)		1,683.4		1,653.8
Dividido en 168,337,360 acciones de valor nominal de $10,oo c/u				
RESERVAS (Nota 18)		1,168,009.8		1,138,261.2
Reserva legal	617,134.5		574,784.8	
Reservas estatutarias y ocasionales	550,875.3		563,476.4	
SUPERAVIT o (DEFICIT)		627,635.3		552,905.1
Ganancias o pérdidas no realizada en inversiones disponibles para la venta (Nota 19)	235,276.1		259,447.1	
Valorizaciones	430,452.1		330,852.4	
Desvalorizaciones	(38,092.9)		(37,394.4)	
UTILIDAD DEL EJERCICIO		97,311.5		100,398.9
TOTAL PASIVO Y PATRIMONIO		$3,469,098.9		$3,400,097.0
CUENTAS CONTINGENTES ACREEDORAS (Nota 20)		$192,261.5		$151,966.6
Avales y garantías	79,118.6		46,994.5	
Otras contingencias	113,142.9		104,972.1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA (Nota 20)		433,387.9		314,952.3
CUENTAS DE ORDEN DEUDORAS POR CONTRA (Nota 21)		7,821,005.7		7,640,522.9
CUENTAS DE ORDEN ACREEDORAS (Nota 21)		5,456,212.9		3,926,455.2
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$13,902,868.0		$12,033,897.0
UTILIDAD POR ACCION (En pesos)		$583.31		$607.07

Veánse las notas que acompañan los Estados Financieros.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Gerente de Contabilidad (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Ganancias y Pérdidas a 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

GANANCIAS Y PÉRDIDAS	A 30 de junio de 2008		A 31 de diciembre de 2007	
INGRESOS OPERACIONALES DIRECTOS (Nota 23)		$817,204.0		$225,015.7
Intereses	8,604.3		6,454.2	
Utilidad en valoracion inversiones neg títulos de deuda	7,136.6		0.0	
Utilidad en valoracion inversiones neg títulos participativos	6,620.3		11,181.5	
Utilidad en valoracion inversiones para mantener hasta el vcto.	3,778.0		1,144.9	
Utilidad en valoracion inversiones disponibles para la venta títulos deuda	37,034.8		21,529.3	
Ganancia realizada en inversiones disponibles para la venta	26.2		0.0	
Comisiones y honorarios	6,222.8		9,460.9	
Utilidad en valoracion de derivados	610,047.5		68,716.8	
Utilidad en valoracion de operaciones de contado	4,264.8		5,652.8	
Cambios	129,803.6		76,119.3	
Utilidad en venta de inversiones	3,665.1		24,756.0	
GASTOS OPERACIONALES DIRECTOS		806,686.3		199,199.6
Intereses	70,983.4		61,468.7	
Pérdida en valorizacion inversiones disponibles para la venta	0.0		4,217.7	
Pérdida realizada en inversiones disponibles para la venta	0.0		225.9	
Comisiones	3,972.0		3,146.6	
Pérdida en valoración de derivados	579,167.3		56,023.6	
Cambios	144,817.4		61,871.9	
Pérdida en venta de inversiones	2,695.1		11,966.6	
Perdida en la valoración de operaciones de contado	5,051.1		278.6	
RESULTADO OPERACIONAL DIRECTO		10,517.7		25,816.1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		54,510.6		32,348.2
INGRESOS OPERACIONALES		98,990.3		67,411.3
Dividendos y participaciones	93,593.4		64,909.4	
Otros (Nota 23)	5,396.9		2,501.9	
GASTOS OPERACIONALES		44,479.7		35,063.1
Gastos de personal	13,076.0		12,642.6	
Otros (Nota 24)	31,403.7		22,420.5	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		65,028.3		58,164.3
PROVISIONES		1,974.4		2,487.3
Inversiones (Nota 6)	1,778.7		2,244.3	
Cuentas por cobrar	89.1		53.4	
Otras (Nota 27)	106.6		189.6	
DEPRECIACIONES - BIENES DE USO PROPIO (Nota 10)		590.6		632.5
AMORTIZACIONES		637.8		615.8
RESULTADO OPERACIONAL NETO		61,825.5		54,428.7
INGRESOS NO OPERACIONALES (Notas 26)		41,816.3		52,534.4
GASTOS NO OPERACIONALES (Nota 22)		1,880.5		1,124.2
RESULTADO NETO NO OPERACIONAL		39,935.8		51,410.2
UTILIDAD ANTES DE IMPUESTO A LA RENTA		101,761.3		105,838.9
IMPUESTO A LA RENTA Y COMPLEMENTARIOS (Nota 27)		4,449.8		5,440.0
UTILIDAD DEL EJERCICIO		$97,311.5		$100,398.9

Veánse las notas que acompañan los Estados Financieros.

José Elías Melo Acosta **Presidente (*)**	**Martha Cecilia Castro Ortíz** **Gerente de Contabilidad (*)** **T.P. 40995-T**	**Nelson Germán Segura Garzón** **Revisor Fiscal T.P. 24750-7** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Flujos de efectivo
Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

	Junio de 2008	Diciembre de 2007
FLUJOS DE EFECTIVO POR LAS ACTIVIDADES DE OPERACIÓN		
Utilidad neta del ejercicio	$97,311.5	$ 100,398.9
Ajustes para conciliar la utilidad neta y el efectivo neto		
Provisto en las actividades de operación:		
Provisión inversiones no negociables renta variable	1,778.7	2,244.3
Provisión cuentas por cobrar	89.1	53.4
Provisión bienes recibidos en pago	15.6	73.3
Provisión otros activos	21.1	113.3
Reintegro provisión inversiones	(8,997.1)	(19,155.0)
Reintegro provisión cartera de créditos	-	(1.8)
Reintegro provisión cuentas por cobrar	(3.1)	(272.9)
Reintegro provisión propiedades y equipos	-	(300.0)
Reintegro provisión bienes recibidos en pago	(18.3)	(17.3)
Reintegro provisión otros activos	(0.6)	(217.0)
Valoración de inversiones, neto	(54,569.7)	(29,638.0)
(Disminución) aumento ganancia no realizadas en inversiones disponibles para la venta	(24,171.0)	244,726.4
Producto de la venta de bienes recibidos en pago	4,094.4	5,845.7
Utilidad en venta de bienes recibidos en pago, neta	(3,118.4)	(4,664.6)
Utilidad en venta de propiedades y equipo, neta	(357.0)	(997.2)
Depreciaciones	590.6	632.5
Amortizaciones	637.8	615.8
Utilidad depurada	13,303.6	299,439.8
(Disminución) aumento otros pasivos	(2,249.7)	1,175.5
Aumento (disminución) pasivos estimados y provisiones	5,278.8	(8,490.1)
(Disminución) aumento cuentas por pagar	(6,958.6)	15,875.2
Disminución (aumento) cuentas por cobrar, neto	33,399.8	(19,481.5)
(Aumento) disminución en otros activos	(12,844.3)	37,069.6
Retiros bienes recibidos en pago	-	(0.1)
Efectivo neto provisto en actividades de operación	16,626.0	26,148.6
Flujo de efectivo de las actividades de inversión		
Venta de inversiones	(51,535.6)	(393,313.8)
Utilidad en venta de inversiones, neta	(970.0)	(12,789.4)
Disminución cartera de créditos	-	91.3
Dismunición aceptaciones y derivativos	43,956.3	27,850.4
Producto de la venta de inversiones	114,980.2	188,889.1
Producto de la venta de propiedades y equipo	898.0	1,593.0
Dividendos recibidos en efectivo	455.8	744.0
Compra de propiedades y equipo	(151.4)	(444.8)
Efectivo neto provisto (utilizado) por actividades de inversión	107,633.3	(187,380.2)
Flujo de efectivo de las actividades de financiación		
Aumento depósitos y exigibilidades	80,703.3	97,645.2
(Disminución) fondos interbancarios comprados y pactos de recompra	(109,192.9)	(71,293.8)
(Disminución) créditos de bancos y otras obligaciones financieras	-	(29,409.1)
Dividendos pagados	(70,620.7)	(112,029.6)
Efectivo neto utilizado en actividades de financiación	(99,110.3)	(115,087.3)
Aumento neto en efectivo y equivalentes de efectivo	38,452.6	23,120.9
Efectivo al comienzo del período	255,480.9	232,360.0
Efectivo al final del período	$293,933.5	$255,480.9

Veánse las notas que acompañan los Estados Financieros.

José Elías Melo Acosta **Presidente (*)**	**Martha Cecilia Castro Ortíz** **Gerente de Contabilidad (*)** **T.P. 40995-T**	**Nelson Germán Segura Garzón** **Revisor Fiscal T.P. 24750-7** **Miembro de Deloitte & Touche Ltda.** **(Ver informe adjunto)**

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Estados Financieros - Corporación Financiera Colombiana S.A.
Estados de Cambios en el Patrimonio de los Accionistas
Períodos que terminaron el 30 de junio de 2008 y 31 de diciembre de 2007 *(expresado en millones de pesos)*

			Reservas estatutarias y ocasionales										
	Capital Social	Reserva legal	Disposiciones fiscales	A disposición de la asamblea	Fomento económico	Capitalización económica	Total	Ganancias no realizadas en inversiones	Valorizaciones	Desvalorizaciones	Resultado de ejercicios anteriores	Utilidad del ejercicio	Patrimonio de los accionistas
Saldo al 30 de junio de 2007	$1,653.8	574,784.8	380,652.5	189,577.2	8.8	4.4	570,242.9	14,720.7	312,881.8	(68,498.2)	0.0	105,263.1	1,511,048.9
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	105,263.1	(105,263.1)	-
Liberación de reservas sobre valoracion de inversiones (no gravable)	-	-	(31,494.3)	-	-	-	(31,494.3)	-	-	-	31,494.3	-	-
Liberación de reservas sobre valoracion de inversiones (gravable)	-	-	(158,082.8)	-	-	-	(158,082.8)	-	-	-	158,082.8	-	-
Reserva para futuros repartos	-	-	-	182,810.6	-	-	182,810.6	-	-	-	(182,810.6)	-	-
Dividendo en efectivo de $677.4 por acción sobre 154,884,9152 acciones ordinarias y 10,496,823 acciones con dividendo preferencial y sin derecho a voto suscritas y pagadas al 30 de junio de 2007,Este dividendo se cancelará en seis (6) cuotas mensuales de $112.9 cada una.	-	-	-	-	-	-	-	-	-	-	(112,029.6)	-	(112,029.6)
Movimiento del ejercicio	-	-	-	-	-	-	-	244,726.4	17,970.6	31,103.8	-	-	293,800.8
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	100,398.9	100,398.9
Saldo al 31 de diciembre de 2007	$1,653.8	574,784.8	191,075.4	372,387.8	8.8	4.4	563,476.4	259,447.1	330,852.4	(37,394.4)	-	100,398.9	1,793,219.0
Traslado de pérdidas del ejercicio a resultados de ejercicios anteriores	-	-	-	-	-	-	-	-	-	-	100,398.9	(100,398.9)	-
Liberación reserva para futuros repartos	-	-	-	(182,810.7)	-	-	(182,810.7)	-	-	-	182,810.7	-	-
Reservas sobre valoracion de inversiones Decreto 2336/95	-	-	8,432.0	-	-	-	8,432.0	-	-	-	(8,432.0)	-	-
Reserva para futuros repartos	-	-	-	161,777.6	-	-	161,777.6	-	-	-	(161,777.6)	-	-
Dividendo en efectivo de $426.0 por acción sobre 154,884,915 acciones ordinarias y 10,496,823 acciones con dividendo preferenciales suscritas y pagadasa diciembre 31 de 2007, Este dividendo se cancelará en seis (6) cuotas mensuales dentro de lo cinco (5) primeros días de cada mes a partir del 1 de abril de 2008.	-	-	-	-	-	-	-	-	-	-	(70,620.7)	-	(70,620.7)
Dividendo en acciones de $257.27 por cada acción sobre las 154,884,915 acciones ordinarias y de $257.27 por cada acción sobre las 10,496,823 acciones preferenciales suscritas y pagadas a diciembre 31 de 2007, Este dividendo se pagara en acciones, a razónde 1 acción por cada 55,733796912 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 55,733796912 acciones preferenciales, suscritas y pagadas a 31 de diciembre de 2007. El pago de las acciones se hará el día 3 de bril de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirán un total de 2.967,351 nuevas acciones, 2,779,012 acciones ordinarias y 188,339 acciones preferenciales, El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de enero de 2008, $14,338.51	29.6	42,349.7	-	-	-	-	-	-	-	-	(42,379.3)	-	(0.0)
Movimiento del ejercicio	-	-	-	-	-	-	-	(24,171.0)	99,599.7	(698.5)	-	-	74,730.2
Utilidad del ejercicio	-	-	-	-	-	-	-	-	-	-	-	97,311.5	97,311.5
Saldo al 30 de junio de 2008	$1,683.4	617,134.5	199,507.4	351,354.7	8.8	4.4	550,875.3	235,276.1	430,452.1	(38,092.9)	(0.0)	97,311.5	1,894,640.0

Véanse las notas que acompañan los estados financieross.

José Elías Melo Acosta
Presidente (*)

Martha Cecilia Castro Ortíz
Gerente de Contabilidad (*)
T.P. 40995-T

Nelson Germán Segura Garzón
Revisor Fiscal T.P. 24750-7
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

(*) Los suscritos Representante Legal y Contador certificamos que hemos verificado previamente las afirmaciones contenidas en estos Estados Financieros y que los mismos han sido tomados fielmente de los libros de contabilidad.

Notas a los Estados Financieros

30 de junio de 2008 y 31 de diciembre de 2007

NOTAS A LOS ESTADOS FINANCIEROS 30 DE JUNIO DE 2008 Y 31 DE DICIEMBRE DE 2007

(1) Entidad Reportante

La Corporación Financiera Colombiana S.A., (en adelante la Corporación) es una institución financiera de carácter privado, autorizada por la Superintendencia Financiera, mediante Resolución del 18 de octubre de 1961, sociedad comercial anónima, establecida de acuerdo con las leyes colombianas el 27 de noviembre de 1961 mediante escritura pública No. 5710 de la notaría primera del círculo de Cali; el plazo de duración de la Corporación expira el 2 de octubre del año 2051, el cual puede ser extendido por simple resolución de la Asamblea de Accionistas.

Con la escritura No. 12.364 de diciembre 30 de 2005, se formaliza la fusión de la Corporación Financiera del Valle S.A.(entidad absorbente) y la Corporación Financiera Colombiana S.A.(absorbida) en esa misma escritura la entidad absorbente modificó su razón social por el de Corporación Financiera Colombiana S.A., cambió su domicilio de la ciudad de Cali a la ciudad de Bogotá, y aumentó su capital autorizado a $1,600. Posteriormente mediante escritura pública 2304 del 22 de marzo de 2007 de la Notaria 71 de Bogotá se aumentó el capital autorizado en $1,715.

Con la Escritura No. 10410 de la notaria 71 de Bogotá el día 26 de diciembre de 2007, se formalizó la fusión de la Corporación Financiera Colombiana (Entidad absorbente) y la Sociedad Proyectos de Energía S.A. (entidad absorbida) la cual se disuelve sin liquidarse.

La Corporación tiene como objeto social la movilización de recursos y asignación de capitales para promover la creación, reorganización, fusión, transformación y expansión de cualquier tipo de empresas, para participar en su capital y promover la participación de terceros en tales empresas, como también otorgarles financiación a mediano y largo plazo y ofrecerles servicios financieros especializados que contribuyan a su desarrollo. De estas empresas se exceptúan las instituciones sometidas al control y vigilancia de la Superintendencia Financiera, salvo las sociedades de servicios financieros y los establecimientos de crédito.

La Corporación tiene su domicilio principal en la ciudad de Bogotá y opera a través de sus 5 regionales y 7 agencias en distintas ciudades del país, al 30 de junio de 2008, la Corporación no tiene corresponsales no bancarios. Al 30 de junio de 2008 cuenta con 323 empleados directos, 9 indirectos y 44 temporales, además posee las siguiente filiales y subsidiarias Leasing Corficolombiana S.A., Banco Corficolombiana Panamá S.A., sociedad financiera en el exterior, Fiduciaria Corficolombiana S.A., Casa de Bolsa Corficolombiana S.A., Organización Pajonales S.A., Hoteles Estelar de Colombia S.A., Lloreda S.A., Valle Bursátiles S.A., Valora S.A., Proyectos de Infraestructura S.A., Epiandes S.A., Promotora y Comercializadora Turística Santamar S.A., Colombiana de Licitaciones y Concesiones Ltda.,Tejidos Sintéticos de Colombia S.A., Plantaciones Unipalma de los Llanos S.A , Pizano S.A en restructuración, e Industrias Lehner S.A. Los estados financieros que se acompañan combinan los activos, pasivos y resultados de la Dirección General y sus sucursales. Los estados financieros consolidados son preparados independientemente.

(2) Principales Políticas Contables

(a) Contabilidad Básica

El sistema contable utilizado por la Corporación es el de causación, según el cual los ingresos y egresos se registran cuando se causan independientemente que se hayan cobrado o pagado en efectivo.

Los ingresos, costos y gastos se registran por el sistema de causación, salvo lo contemplado en la Circular Externa 011 de 2002 emitida por la Superintendencia Financiera, relacionado con el ingreso de intereses que no causan sobre cartera comercial, que tengan más de tres meses de vencida. Estos intereses acreditan al ingreso cuando se recaudan.

Los intereses y comisiones cobrados anticipadamente son registrados como ingreso diferido.

(b) Disponible

Registra los recursos de alta liquidez con que cuenta la Corporación tales como: caja, depósitos en el Banco de la Republica, depósitos en bancos tanto en moneda nacional como en moneda extranjera y en otras entidades financieras tanto del país como del exterior.

Los descubiertos en cuentas corrientes bancarias se constituyen en obligaciones a favor del respectivo establecimiento bancario y se reflejan en la cuenta pasiva de descubiertos en cuenta corriente bancaria.

El valor de los cheques girados por la Corporación, que no hayan sido cobrados luego de seis meses de girados se reclasifica en la cuenta pasiva cheques girados no cobrados.

Por instrucciones contables impartidas por la Superintendencia Financiera, las entidades Financieras para cubrir eventuales pérdidas originadas por partidas pendientes de aclarar en las conciliaciones bancarias, deben provisionar las notas débito extractadas no contabilizadas y las notas crédito contabilizadas no extractadas que poseen más de 30 días cuando sea en moneda nacional y 60 días cuando sea de moneda extranjera, de permanencia en dichas conciliaciones.

(c) Operaciones Repo, Simultáneas y de Transferencia Temporal de Valores

En las operaciones repo, simultáneas y de transferencia temporal de valores se presenta un intercambio de valores y de dinero entre las partes. En el caso de la operación de transferencia temporal de valores respaldada por valores, el intercambio se realiza entre valores.

En estas operaciones una de las partes, el enajenante (u originador en la Ttv), entrega valores al adquirente (receptor en la Ttv), y al hacerlo le transfiere la propiedad de éstos. A cambio, el adquirente (o receptor en la Ttv) le entrega dinero al enajenante u originador. En el caso de la transferencia temporal de valores (Ttv) respaldada por valores, el receptor entrega valores al originador y al hacerlo le transfiere la propiedad de éstos.

La transferencia de la propiedad es parte integral y principal de la estructura legal de estas operaciones, con ella se busca proteger a la contraparte en caso de un incumplimiento de quien entregó los valores.

De acuerdo con la norma, los valores se deben mantener registrados en el balance de quien inicialmente los entrega y esta entidad es quien debe valorarlos y reconocer los riesgos propios de los mismos. Así mismo, los flujos de efectivo que generen los valores dentro del plazo de la operación le deben ser restituidos a quien los entregó inicialmente en la misma.

Estas consideraciones se reflejan contablemente de la siguiente manera:

El enajenante, el originador o el receptor, según sea el caso, deben reclasificar dentro de su balance los valores que han entregado en una operación repo, simultánea o de transferencia temporal de valores y adicionalmente, deberán registrarlos dentro de sus cuentas de orden para revelar la entrega de los mismos.

El adquirente, el receptor o el originador según sea al caso, deben registrar en sus cuentas de orden el recibo de los valores provenientes de las operaciones mencionadas.

Las entidades participes en operaciones repo, simultáneas y de transferencia temporal de valores deben registrar los recursos dinerarios provenientes de estas operaciones dentro de sus respectivos balances como una obligación o un derecho, según sea la posición en que se encuentre.

Los valores transferidos con ocasión de operaciones repo, simultánea y de transferencia temporal de valores sólo se registran en el balance del adquirente, del receptor o del

originador, según sea el caso, en el momento en que se presente el incumplimiento de la respectiva operación o una de las partes de la operación sea objeto de un procedimiento concursal, de una toma de posesión para liquidación o de acuerdos globales de reestructuración de deudas.

En el mencionado evento, el enajenante, el originador o el receptor también debe retirar de su balance los valores entregados con ocasión de la celebración de las mencionadas operaciones.

Los valores obtenidos como consecuencia de la celebración de operaciones de transferencia temporal de valores, repo o simultánea que sean entregados nuevamente por la realización de alguna de las mencionadas operaciones, se registran únicamente a través de cuentas de orden.

Cuando se cumpla la operación a través de la cual se obtuvieron inicialmente los valores, se deberá revertir el registro realizado en cuentas de orden y en su lugar se aplicará la regla prevista en la tercera consideración para los valores entregados en desarrollo de las operaciones repo, simultáneas y de transferencia temporal de valores.

Cuando el adquirente, el originador o el receptor incurran en una posición en corto deberán registrar en su balance una obligación financiera a favor del enajenante, originador o receptor iniciales por el precio justo de intercambio de los respectivos valores.

Los rendimientos de las operaciones repo o de las operaciones simultáneas se deben causar por las partes exponencialmente durante el plazo de la respectiva operación y serán un gasto o un ingreso para cada una de éstas, según corresponda.

En aquellas operaciones de transferencia temporal de valores que se entreguen recursos dinerarios como respaldo de la operación, se podrá reconocer el pago de rendimientos y en dicho evento los mismos se causarán exponencialmente durante el plazo de la operación. Estos rendimientos se registrarán en los balances de las partes y serán un gasto o un ingreso para cada una de éstas, según corresponda.

La posición activa en una operación Repo o simultánea se presenta cuando una persona adquiere valores, a cambio de la entrega de una suma de dinero, asumiendo en dicho mismo acto y momento el compromiso de transferir nuevamente la propiedad al "enajenante" el mismo día o en una fecha posterior y a un precio determinado, de valores de la misma especie y características. A este participante en la operación se le denominará: "adquiriente".

La posición pasiva en una operación Repo o simultánea se presenta cuando una persona transfiere la propiedad de valores, a cambio del pago de una suma de dinero, asumiendo en este mismo acto y momento el compromiso de adquirirlos nuevamente de su contraparte o de adquirir de ésta valores de la misma especie y características el mismo día o en una fecha posterior y a un precio monto predeterminado. A este participante en la operación se le denominará: "enajenante".

Fondos Interbancarios

Se consideran fondos interbancarios aquellos que coloca (recibe) una entidad financiera en (de) otra entidad financiera en forma directa sin mediar para ello pacto de transferencia de inversiones o de cartera de créditos. Son operaciones conexas al objeto social que se pactan a un plazo no mayor a treinta (30) días comunes, siempre y cuando con ella se busque aprovechar excesos o suplir defectos de liquidez.

Las operaciones de fondos interbancarios comprenden igualmente las transacciones denominadas 'over-night', realizadas con bancos del exterior utilizando fondos de la entidad financiera nacional.

(d) <u>Inversiones</u>

Incluye las inversiones adquiridas por la Corporación con la finalidad de mantener una reserva secundaria de liquidez, de adquirir el control directo o indirecto de cualquier sociedad del sector financiero o servicios técnicos, de cumplir con disposiciones legales o reglamentarias, o con el objeto

exclusivo de eliminar o reducir significativamente el riesgo de mercado a que están expuestos los activos, pasivos u otros elementos de los estados financieros.

En el Cuadro 3 se indica la forma en que se clasifican, valoran y contabilizan los diferentes tipos de inversión.

Criterios para la Valoración de Inversiones

La determinación del valor o precio justo de intercambio de un valor o título, debe considerar todos los criterios necesarios para garantizar el cumplimiento del objetivo de la valoración de inversiones establecido en el capítulo I de la Circular 100 y en todos los casos los siguientes:

- **Objetividad**. La determinación y asignación del valor o precio justo de intercambio de un valor o título se debe efectuar con base en criterios técnicos y profesionales, que reconozcan los efectos derivados de los cambios en el comportamiento de todas las variables que puedan afectar dicho precio.

- **Transparencia y representatividad**. El valor o precio justo de intercambio de un valor o título se debe determinar y asignar con el propósito de revelar un resultado económico cierto, neutral, verificable y representativo de los derechos incorporados en el respectivo valor o título.

- **Evaluación y análisis permanentes**. El valor o precio justo de intercambio que se atribuya a un valor o título se debe fundamentar en la evaluación y el análisis permanentes de las condiciones del mercado, de los emisores y de la respectiva emisión. Las variaciones en dichas condiciones se deben reflejar en cambios del valor o precio previamente asignado, con la periodicidad establecida para la valoración de las inversiones determinada en la presente norma.

- **Profesionalismo**. La determinación del valor o precio justo de intercambio de un valor o título se debe basar en las conclusiones producto del análisis y estudio que realizaría un experto prudente y diligente, encaminados a la búsqueda, obtención, conocimiento y evaluación de toda la información relevante disponible, de manera tal que el precio que se determine refleje los montos que razonablemente se recibirían por su venta.

Periodicidad de la Valoración y del Registro Contable

La valoración de las inversiones se debe efectuar diariamente, a menos que en otras disposiciones se indique una frecuencia diferente.

Los registros contables necesarios para el reconocimiento de la valoración de las inversiones se deben efectuar con la misma frecuencia prevista para la valoración.

Las inversiones de los fondos mutuos de inversión y de los fideicomisos administrados por sociedades fiduciarias distintos de los patrimonios autónomos o de los encargos fiduciarios constituidos para administrar recursos pensionales de la seguridad social y de los fondos comunes de inversión ordinarios y de los fondos comunes de inversión especiales, se deben valorar por lo menos en forma mensual y sus resultados ser registrados con la misma frecuencia. No obstante, si los plazos de rendición de cuentas son menores, se deben acoger a éstos.

Reclasificación de las Inversiones

Para que una inversión pueda ser mantenida dentro de una cualquiera de las categorías de clasificación de que trata el capítulo I de la Circular Externa 100 , el respectivo valor o título debe cumplir con las características o condiciones propias de la clase de inversiones de la que forme parte. En cualquier tiempo, la Superintendencia puede ordenar a la entidad vigilada la reclasificación de un valor o título, cuando quiera que éste no cumpla con las características propias de la clase en la que pretenda ser clasificado o dicha reclasificación sea requerida para lograr una mejor revelación de la situación financiera del inversionista.

Cuadro 3. Clasificación, valorización y contabilización de los diferentes tipos de inversión

Clasificación	Plazo	Características	Valoración	Contabilización
Negociables	Corto plazo	Títulos adquiridos con el propósito de obtener utilidades por las fluctuaciones del precio.	Utilizan los precios justos de intercambio, tasas de referencia y/o márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	La diferencia que se presente entre el valor actual de mercado y el inmediatamente anterior se registra como mayor o menor valor de la inversión y su contrapartida afecta los resultados del periodo. A partir del 12 de junio de 2007, en cumplimiento con la Circular Externa 014 de 2007 de la Superintendencia Financiera de Colombia, las inversiones se valoran a precios de mercado, a partir del mismo día de su adquisición, por tanto, la contabilización de los cambios entre el costo de adquisición y el valor de mercado de las inversiones se realiza a partir de la fecha de compra.
Para mantener hasta el vencimiento	Hasta su vencimiento	Títulos respecto de los cuales la Corporación tiene el propósito serio y la capacidad legal, contractual, financiera y operativa de mantenerlos hasta el vencimiento de su plazo de maduración.	En forma exponencial a partir de la tasa interna de retorno calculada en el momento de la compra.	El valor presente se contabiliza como un mayor valor de la inversión y su contrapartida se registra en los resultados del período.
Disponibles para la venta-títulos de deuda	Un año	Cumplido el año, el primer día hábil siguiente pueden reclasificar en las anteriores categorías.	Utilizan los precios justos de intercambio, tasas de referencia y márgenes, que calcula y publica diariamente la Bolsa de Valores de Colombia.	Los cambios que se presenten en estos valores o títulos de baja o mínima bursatilidad o sin ninguna cotización se contabilizan de acuerdo con el siguiente procedimiento: ➤ La diferencia entre el valor presente del día de la valoración y el inmediatamente anterior se registra como un mayor valor de la inversión con abono a cuentas de resultados. ➤ La diferencia entre el valor de mercado y el valor presente se registra como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio
Disponibles para la venta-títulos participativos	Sin	Con baja o mínima bursatilidad, que no tienen cotización, títulos que mantiene la Corporación en su calidad de controlante o matriz.	Las inversiones en títulos participativos se valoran de acuerdo con el índice de bursatilidad que mantengan en la fecha de valoración, así: Baja o mínima bursatilidad o sin ninguna cotización se valoran mensualmente y se aumentan o disminuyen en el porcentaje de participación de las variaciones patrimoniales, subsecuentes a la adquisición de la inversión, calculadas con base en los últimos estados financieros certificados. Dichos estados no pueden ser anteriores a seis (6) meses contados desde la fecha de la valoración, o los más recientes, cuando sean conocidos y dictaminados.	Baja o mínima bursatilidad o sin ninguna cotización ➤ La diferencia entre el valor de mercado o valor de la inversión actualizado y el valor por el cual se encuentra registrada la inversión, se contabiliza, así: Si es superior, en primera instancia disminuye la provisión o desvalorización hasta agotarla y el exceso se registra como superávit por valorización. Si es Inferior, afecta el superávit por valorización hasta agotarlo y el exceso se registra como una desvalorización. ➤ Cuando los dividendos o utilidades se reparten en especie, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registra como ingreso la parte que ha sido contabilizada como superávit por valorización, con cargo a la inversión y se revierte dicho superávit. Cuando los dividendos o utilidades se reparten en efectivo, se registra como ingreso el valor contabilizado como superávit por valorización, revirtiendo dicho superávit y el monto de los dividendos que excede el mismo se contabiliza como un menor valor de la inversión. Alta y media bursatilidad Disponibles para la venta La actualización del valor de mercado de los títulos de alta o media bursatilidad o que se coticen en bolsas del exterior internacionalmente reconocidas, se contabiliza como una ganancia o pérdida acumulada no realizada, dentro de las cuentas del patrimonio, con abono o cargo a la inversión. Los dividendos o utilidades que se reparten en especie o en efectivo, incluidos los provenientes de la capitalización de la cuenta revalorización del patrimonio, se registran como ingreso hasta el monto que le corresponde al inversionista sobre las utilidades o revalorización del patrimonio del emisor contabilizadas por éste desde la fecha de adquisición de la inversión, con cargo a cuentas por cobrar.
Negociables títulos participativos			Media bursatilidad, se valoran diariamente con base en el precio promedio determinado y publicado por las bolsas de valores, en las que se negocie. Dicho valor corresponde al precio promedio ponderado por la cantidad transada en los últimos cinco (5) días en los que haya habido negociaciones. Alta bursatilidad, se valoran diariamente con base en el último precio promedio ponderado diario de negociación publicado por la bolsa de valores.	Negociable Se contabiliza como una ganancias o pérdidas dentro de el Estado de Resultados, con abono o cargo a la inversión.

Las entidades vigiladas pueden reclasificar sus inversiones de conformidad con las siguientes disposiciones:

Reclasificación de las inversiones para mantener hasta el vencimiento a inversiones negociables

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones para mantener hasta el vencimiento a la categoría de inversiones negociables cuando ocurra una cualquiera de las siguientes circunstancias:

- Deterioro significativo en las condiciones del emisor, de su matriz, de sus subordinadas ó de sus vinculadas.
- Cambios en la regulación que impidan el mantenimiento de la inversión.
- Procesos de fusión que conlleven la reclasificación o la realización de la inversión, con el propósito de mantener la posición previa de riesgo de tasas de interés o de ajustarse a la política de riesgo crediticio previamente establecida por la entidad resultante.
- Otros acontecimientos no previstos en los literales anteriores, previa autorización de la superintendencia respectiva.

Reclasificación de las inversiones disponibles para la venta a inversiones negociables o a inversiones para mantener hasta el vencimiento

Hay lugar a reclasificar los valores o títulos de la categoría de inversiones disponibles para la venta a cualquiera de las otras dos categorías cuando:

- Se cumpla el plazo previsto en el numeral 3.3 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.
- El inversionista pierda su calidad de matriz o controlante, si este evento involucra la decisión de enajenación de la inversión o el propósito principal de obtener utilidades por las fluctuaciones a corto plazo del precio, a partir de esa fecha.
- Se presente alguna de las circunstancias previstas en el numeral 4.1 del Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995.

Cuando las inversiones para mantener hasta el vencimiento o inversiones disponibles para la venta se reclasifiquen a inversiones negociables, se deben observar las normas sobre valoración y contabilización de estas últimas. En consecuencia, las ganancias o pérdidas no realizadas se deben reconocer como ingresos o egresos el día de la reclasificación.

En los eventos en los que se reclasifique una inversión, la entidad de que se trate debe comunicar a la respectiva superintendencia la reclasificación efectuada, a más tardar dentro de los diez (10) días comunes siguientes a la fecha de la misma, indicando las razones que justifican tal decisión y precisando sus efectos en el estado de resultados.

Los valores o títulos que se reclasifiquen con el propósito de formar parte de las inversiones negociables, no pueden volver a ser reclasificados.

Provisiones o pérdidas por calificación de riesgo crediticio

El precio de los valores o títulos de deuda, así como el de los valores o títulos participativos con baja o mínima bursatilidad o sin ninguna cotización, debe ser ajustado en cada fecha de valoración con fundamento en la calificación de riesgo crediticio, de conformidad con las siguientes disposiciones.

Salvo en los casos excepcionales que establezca la Superintendencia, no estarán sujetos a las disposiciones de este numeral los valores o títulos de deuda pública interna o externa emitidos o avalados por la Nación, los emitidos por el Banco de la República y los emitidos o garantizados por el Fondo de Garantías de Instituciones Financieras - FOGAFÍN.

Valores o Títulos de Emisiones o Emisores que cuenten con Calificaciones Externas

Los valores o títulos de deuda que cuenten con una o varias calificaciones otorgadas por calificadoras externas reconocidas por la Superintendencia Financiera, o los valores o títulos de deuda emitidos por entidades que se encuentren calificadas por éstas, no pueden estar contabilizados por un monto que exceda los siguientes porcentajes de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración:

Calificación largo plazo	Valor máximo (%)	Calificación Corto plazo	Valor máximo (%)
BB+,BB,BB-	Noventa (90)	3	Noventa (90)
B+,B,B-	Setenta (70)	4	Cincuenta (50)
CCC	Cincuenta (50)	5 y 6	Cero (0)
DD,EE	Cero (0)	-	-

Valores o Títulos de Emisiones o Emisores no Calificados

Para los valores o títulos de deuda que no cuenten con una calificación externa, para valores o títulos de deuda emitidos por entidades que no se encuentren calificadas o para valores o títulos participativos, el monto de las provisiones se debe determinar con fundamento en la metodología que para el efecto determine la entidad inversionista. Dicha metodología debe ser aprobada de manera previa por la Superintendencia que ejerza vigilancia sobre la respectiva entidad.

Las entidades inversionistas que no cuenten con una metodología interna aprobada para la determinación de las provisiones a que hace referencia el presente numeral, se deben sujetar a lo siguiente:

Categoría	Riesgo	Características	Provisiones
A	Normal	Cumplen con los términos pactados en el valor o título y cuentan con una adecuada capacidad de pago de capital e intereses.	No procede.
B	Aceptable	Corresponde a emisiones que presentan factores de incertidumbre que podrían afectar la capacidad de seguir cumpliendo adecuadamente con los servicios de la deuda. Así mismo, sus estados financieros y demás información disponible, presentan debilidades que pueden afectar su situación financiera.	El valor neto no puede ser superior al ochenta por ciento (80%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda, y del costo de adquisición en el caso de títulos participativos.
C	Apreciable	Corresponde a emisiones que presentan alta o media probabilidad de incumplimiento en el pago oportuno de capital e intereses. De igual forma, sus estados financieros y demás información disponible, muestran deficiencias en su situación financiera que comprometen la recuperación de la inversión.	El valor neto no puede ser superior al sesenta por ciento (60%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
D	Significativo	Corresponde a aquellas emisiones que presentan incumplimiento en los términos pactados en el título, así como sus estados financieros y demás información disponible presentan deficiencias acentuadas en su situación financiera, de suerte que la probabilidad de recuperar la inversión es altamente dudosa.	El valor neto no puede ser superior al cuarenta por ciento (40%) de su valor nominal neto de las amortizaciones efectuadas hasta la fecha de valoración para los títulos de deuda y del costo de adquisición en el caso de títulos participativos.
E	Incobrable	Emisores que de acuerdo con sus estados financieros y demás información disponible se estima que la inversión es incobrable. Así mismo, si no se cuenta con los estados financieros con menos de seis (6) meses contados desde la fecha de la valoración.	El valor de estas inversiones debe estar totalmente provisionado.

(e) **Aceptaciones y Derivativos**

Aceptaciones Bancarias

Registra el valor de las aceptaciones bancarias creadas por la Corporación por cuenta de sus clientes y las creadas por cuenta de ésta por sus corresponsales. Igualmente registra los contratos celebrados por la Corporación, de operaciones con derivados, tales como forwards, carrusel o futuros, swaps y opciones.

Las aceptaciones bancarias tienen un plazo de vencimiento hasta de un (1) año y solo podrán originarse en transacciones de importación y exportación de bienes o compraventa de bienes muebles en el interior.

En el momento de aceptación de letras, su valor es contabilizado simultáneamente en el activo y pasivo, como "aceptaciones bancarias en plazo" y si al vencimiento no son presentadas para su cobro, se clasifican bajo el título "aceptaciones bancarias después del plazo". Si al realizarse el pago no han sido cubiertas por el adquiriente de las mercaderías, se reclasifican a la cuenta de préstamos, "aceptaciones bancarias cubiertas".

Después del vencimiento las aceptaciones bancarias están sujetas al encaje fijado para exigibilidades a la vista y antes de treinta (30) días.

Derivados

La Junta Directiva tiene a su cargo el establecimiento y aprobación de las políticas, objetivos y procedimientos para la administración de los riesgos inherentes a las operaciones con derivados y fija los criterios bajo los cuales deben implementarse.

De acuerdo con el Capítulo XVIII de la Circular Externa 100 de 1995 la Corporación efectúa la valorización y contabilización de los derivados diariamente.

Formalización de las Operaciones de Derivados:

- Los derivados son operaciones financieras que se ejercen en un futuro, cuyas condiciones son determinadas por las partes que intervienen en ellas, y que se formalizan en un contrato o en una carta de compromiso debidamente suscrito y que debe contener en forma expresa, cuando menos, los derechos y obligaciones que le atañen a cada una de las partes involucradas en la operación, así como las condiciones de modo, tiempo y lugar para su cumplimiento, refrendados por los funcionarios autorizados para el efecto, salvo cuando se trata de operaciones realizadas a través de una Bolsa de Valores o de Futuros sometida a vigilancia estatal, en cuyo caso se atiende la reglamentación propia de la Bolsa.

- En el caso de las operaciones carrusel, las partes que intervienen en cada uno de los tramos de dicha operación suscriben un contrato o carta de compromiso.

- Con la circular 18 de 2007 se excluyen las operaciones simultáneas del grupo de derivados; sin embargo, su reclasificación opera a partir de enero 1 de 2008.

Riesgos Existentes cuando se hacen Operaciones con Derivados

Las operaciones con derivados son operaciones financieras y como tal están sujetas a la evaluación por riesgos de solvencia, mercado, contraparte, operacionales y jurídico.

Riesgo de Solvencia

Es la contingencia de pérdida por el deterioro en la estructura financiera del emisor o garante de un título, que pueda generar disminución en el valor de la inversión o en la capacidad de pago, total o parcial, de los rendimientos o del capital de la inversión.

Riesgo de Mercado

Los riesgos de mercado dependen del comportamiento del activo, tasa o índice de referencia. En este aspecto los productos derivados son semejantes a cualquier otro producto financiero, como los bonos o las cuentas por cobrar denominadas en otras divisas, cuyo valor depende de las tasas de interés y de cambio. No obstante, las relaciones que determinan el valor de los derivados son en general

más complejas y menos conocidas que las de productos financieros más tradicionales.

Riesgo de Contraparte

A lo largo de la vigencia de un derivado su valor económico o de mercado cambia de acuerdo con las fluctuaciones del producto financiero negociado, generando ganancias a una de las partes del contrato y pérdidas a la otra. Cuando por alguna razón la parte no favorecida por la evolución del valor del mercado del derivado no cumple sus obligaciones contractuales, se generará una pérdida a la otra parte; el riesgo de ésta pérdida se conoce como riesgo de contraparte.

Riesgos Operacionales

Los riesgos operacionales surgen de deficiencias en algún aspecto de la ejecución de un programa de derivados. Sus causas son similares a las que pueden ocurrir en el manejo de instrumentos financieros más tradicionales, pero por la complejidad de los derivados su prevención es más difícil; entre ellas se pueden citar fallas en los contratos gerenciales, en los sistemas de información, malas liquidaciones, incompetencias o error humano.

Riesgo Jurídico

El acelerado desarrollo y la constante evolución de los derivados obligan a operar dentro de un entorno legal complejo y a menudo incierto. El riesgo jurídico se define, entre otros, como el que nace de la posibilidad de que a los contratos representativos de operaciones con derivados no se les reconozca su exigibilidad; no existe una forma estándar para cuantificar este riesgo.

Parámetros escogidos para la Valoración

Las metodologías para la valoración de los derivados son flexibles y persiguen desarrollar mecanismos para la evaluación y control permanente de los riesgos específicos de dichas operaciones.

Los parámetros escogidos se deben mantener durante la vigencia fiscal; si para la siguiente vigencia fiscal se desean modificar dichos parámetros, la entidad debe informar de ello a la Superintendencia Financiera con una antelación cuando menos de un mes.

Límite en Tiempo para realizar Operaciones con Derivados

Todas las operaciones con derivados se deben realizar con un plazo mayor a tres (3) días hábiles, contados entre la fecha pactada como inicio de la operación y la fecha de cumplimiento o liquidación, con excepción de aquellas operaciones de compra y venta de divisas reglamentadas por la Junta Directiva del Banco de la República en la Resolución 4 de 1999, en las cuales la fecha de cumplimiento para su ejecución será dentro de los dos días hábiles inmediatamente siguientes.

El Gobierno Nacional promulgó una reforma integral a la reglamentación de las operaciones con derivados y productos estructurados mediante los Decretos 1796, 1797 y 1121 de 2008, con base en esto la Superintendencia Financiera de Colombia, expidió la circular 025 el 26 de junio de 2008 en la que imparte las instrucciones relativas a la implementación de la reforma y ajusta la normatividad contenida en el capítulo XVIII de la circular 100 Básica Contable y Financiera, estas normas tendrán aplicación en el segundo semestre de 2008 .

(f) <u>Bienes Realizables y Recibidos en Dación de Pago</u>

Registra el valor de los bienes recibidos por la Corporación en pago de saldos no cancelados provenientes de créditos a su favor.

Los bienes recibidos en dación de pago representados en inmuebles se reciben con base en un avalúo comercial determinado técnicamente y los bienes muebles, acciones y participaciones, con base en el valor de mercado.

Los bienes recibidos en dación de pago representados en títulos valores se valoran y contabilizan de acuerdo con lo estipulado en el Capitulo 1 de la Circular Básica Contable y Financiera 100 de 1995, sobre inversiones.

Para el registro de los bienes recibidos en dación de pago se tienen en cuenta las siguientes condiciones:

- El registro inicial se realiza de acuerdo con el valor determinado en la adjudicación judicial o el acordado con los deudores.

- Cuando el bien recibido en dación de pago no se encuentra en condiciones de enajenación, su costo se incrementa con los gastos necesarios en que se incurre para la venta.

- Si entre el valor por el cual se recibe el bien y el valor del crédito a cancelar resulta un saldo a favor del deudor, esta diferencia se contabiliza como una cuenta por pagar; en caso que el valor del bien no alcance a cubrir la totalidad de la obligación, se constituye una provisión equivalente al desfase.

(g) <u>Provisión Bienes Realizables y Recibidos en Dación de Pago</u>

Las provisiones individuales para los bienes inmuebles son constituidas aplicando el modelo desarrollado por la Corporación y aprobado por la Superintendencia Financiera. El modelo estima la máxima pérdida esperada en la venta de los bienes recibidos en dación de pago, de acuerdo con su historia de recuperaciones sobre los bienes vendidos, la inclusión de gastos incurridos en el recibo, sostenimiento y venta de los mismos y la agrupación de éstos en categorías comunes para estimar la tasa base de provisión. Esta tasa se ajustará mensualmente hasta alcanzar el ochenta por ciento (80%) de provisión.

Para los bienes muebles se constituye dentro del año siguiente de la recepción del bien una provisión equiva-lente al treinta y cinco por ciento (35%) del costo de adquisición del bien recibido en pago, la cual debe incrementarse en el segundo año en un treinta y cinco por ciento (35%) adicional hasta alcanzar el setenta por ciento (70%) del valor en libros del bien recibido en pago antes de provisiones.

Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del cien por ciento (100%) del valor restante en libros. En caso de concederse prórroga el treinta por ciento (30%) de la provisión podrá constituirse en el término de la misma.

En relación con las provisiones de los BRDP muebles que correspondan a títulos de inversión, éstas se constituyen bajo los criterios establecidos en el capítulo I de la Circular Básica Contable y Financiera 100 de 1995.

(h) <u>Propiedades y Equipo</u>

Registra los activos tangibles adquiridos, construidos o en proceso de importación, construcción o montaje que se utilizan en forma permanente en el desarrollo del giro del negocio y cuya vida útil excede de un (1) año. Incluye los costos y gastos directos e indirectos causados hasta el momento en que el activo se encuentra en condiciones de utilización.

Las adiciones, mejoras y reparaciones extraordinarias que aumenten significativamente la vida útil de los activos, se registran como mayor valor y los desembolsos por mantenimiento y reparaciones que se realicen para la conservación de estos activos se cargan a gastos, a medida que se causan.

La depreciación se registra utilizando el método de línea recta y de acuerdo con el número de años de vida útil estimado de los activos. Las tasas anuales de depreciación para cada rubro de activos son:

Edificios	5%
Muebles y equipos	10%
Equipo de computación	20%
Vehículos	20%

(i) <u>Sucursales y Agencias</u>

Registra el movimiento de las operaciones que se realizan entre la Dirección General y las Agencias.

Los saldos se concilian mensualmente y las partidas que resultan pendientes se regularizan en un plazo no mayor de treinta (30) días calendario.

Al cierre contable se reclasifican los saldos netos, que reflejan las subcuentas de sucursales y agencias, a las cuentas activas o pasivas y se reconocen los ingresos y gastos respectivos.

(j) Gastos Pagados por Anticipado

Los gastos anticipados corresponden a erogaciones en que incurre la Corporación en el desarrollo de su actividad, cuyo beneficio se recibe en varios períodos, pueden ser recuperables y suponen la ejecución sucesiva de los servicios a recibir.

La amortización se realiza de la siguiente manera:

- Los intereses se causan durante el período prepagado.
- Los seguros durante la vigencia de la póliza.
- El mantenimiento de equipos y programas para computador durante la vigencia del contrato.
- El seguro de conexión durante el período en que se reciben los servicios.
- Los otros gastos anticipados durante el período en que se reciben los servicios o se causan los costos o gastos.

(k) Cargos Diferidos

Los cargos diferidos corresponden a costos y gastos, que benefician períodos futuros y no son susceptibles de recuperación. La amortización se reconoce a partir de la fecha en que contribuyen a la generación de ingresos.

- Las remodelaciones en un período no mayor a dos (2) años.
- Programas para computador en un período no mayor a tres (3) años, sin embargo, cuando se trate de programas de avanzada tecnología que constituyan una plataforma global que permita el crecimiento futuro de la entidad acorde con los avances del mercado y cuyos costos de desarrollo o adquisición superen el 30% del patrimonio técnico de la respectiva entidad, incluido el hardware, previo concepto de la Superintendencia Financiera, se podrá diferir a cinco (5) años a partir del momento en que cada producto inicia su etapa productiva, mediante un programa gradual y ascendente con porcentajes del 10%, 15%, 20%, 25% y 30%, respectivamente, o mediante alícuotas iguales.
- Los gastos incurridos en investigación y desarrollo de estudios y proyectos serán diferibles, siempre que los gastos atribuibles se puedan identificar separadamente y su factibilidad técnica esté demostrada, su amortización se hará en un período no mayor de dos (2) años.

  Los cargos diferidos por concepto de mejoras a propiedades tomadas en arrendamiento, se amortizarán en el período menor entre la vigencia del respectivo contrato (sin tener en cuenta las prórrogas) y su vida útil probable.
- Útiles y papelería de acuerdo con el consumo real.
- El impuesto predial durante la vigencia fiscal prepagada.
- Los cargos diferidos por concepto de publicidad y propaganda se amortizarán durante un período igual al establecido para el ejercicio contable, vale decir, durante tres (3) meses si el ejercicio es trimestral, durante seis (6) si es semestral, o durante doce (12) meses si el ejercicio es anual, siempre y cuando las erogaciones excedan de veinte (20) salarios mínimos mensuales. Sin embargo, tratándose de gastos de publicidad y propaganda que correspondan a campañas de promoción que se realicen con ocasión de la constitución de la Entidad o que tengan su origen en el lanzamiento de productos nuevos

o en el cambio de marca o de nombre de la institución o de sus productos, el período de amortización no podrá exceder del término de tres (3) años; en todo caso solamente podrán diferirse durante el período aludido los gastos que se efectúen dentro de los seis (6) meses siguientes a la ocurrencia de las situaciones referidas.

Los desembolsos correspondientes a publicidad y propaganda ocasionales, independientemente de su cuantía, no serán susceptibles de diferir.

- Contribuciones y afiliaciones, durante el correspondiente período prepagado.
- Comisiones pagadas por productos derivados durante el período del contrato.
- Los otros conceptos se amortizan durante el período estimado de recuperación de la erogación o de obtención de los beneficios esperados.

(l) <u>Derechos en Fideicomisos</u>

Contabilizados dentro de otros activos, comprende los derechos generados en virtud de la celebración de contratos de fiducia mercantil que dan al fideicomitente o beneficiario la posibilidad de ejercerlos de acuerdo al acto constitutivo o la ley.

Los derechos en fideicomisos se ajustaron por inflación hasta el 31 de diciembre de 2000 de acuerdo con la naturaleza del bien transferido.

Según la clase de activo, se sujetan a las reglas de evaluación y constitución de provisiones así como para los límites legales.

(m) <u>Valorizaciones</u>

Activos objeto de valorización:

- Inversiones disponibles para la venta en títulos participativos.
- Propiedades y equipo, específicamente inmuebles.
- Bienes de arte y cultura

Contabilización:

Las inversiones disponibles para la venta en títulos participativos, en el evento en que el valor de la inversión actualizado con la participación que le corresponde al inversionista sea superior al valor por el cual se encuentra registrada la inversión, la diferencia debe afectar en primera instancia la provisión o desvalorización hasta agotarla, y el exceso se debe registrar como superávit por valorización.

Las valorizaciones de bienes raíces se determinan al enfrentar el costo neto de los inmuebles con el valor de los avalúos comerciales efectuados por personas o firmas de reconocida especialidad e independencia.

En el evento de presentarse desvalorización, atendiendo la norma de la prudencia, para cada inmueble individualmente considerado, se constituye provisión.

La valorización de bienes de arte y cultura se registra teniendo en cuenta el estado de conservación de las obras, su originalidad, el tamaño, la técnica y la cotización de obras similares.

Las valorizaciones de bienes recibidos en pago se registran en cuentas de orden.

(n) <u>Ingresos Anticipados</u>

Los ingresos anticipados corresponden a comisiones recibidas por anticipado, las cuales se amortizan con base a su causación, igualmente en este rubro se registran las utilidades en ventas de bienes a crédito, las cuales se causan al ingreso a medida que se van recaudando.

(ñ) <u>Pensiones de Jubilación</u>

Se aplica lo establecido en el Decreto 1517 del 4 de agosto de 1998, que permite incrementar anualmente el porcen-

taje amortizado del cálculo actuarial. La provisión anual se aumenta en forma racional y sistemática, de manera que al 31 de diciembre del año 2010 se amortice el cien por ciento (100.0%) del cálculo correspondiente. A partir de entonces, se mantendrá la amortización en dicho porcentaje. En el caso de la Corporación el cálculo actuarial se encuentra totalmente amortizado.

Los pagos de pensiones de jubilación se cargan contra la provisión constituida.

(o) Impuesto de Renta

El gasto por impuesto sobre la renta se determina con base en la renta gravable o la renta presuntiva la que fuere mayor, sobre la cual se aplican las tarifas impositivas correspondientes.

(p) Pasivos Estimados y Provisiones

La Corporación registra provisiones para cubrir pasivos estimados, teniendo en cuenta que:

- Exista un derecho adquirido y en consecuencia, una obligación contraída,
- El pago sea exigible o probable y
- La provisión sea justificable, cuantificable y verificable

Igualmente, registra los valores estimados por los conceptos de impuestos y contribuciones y afiliaciones.

(q) Conversión de Transacciones en Moneda Extranjera

Las operaciones en moneda extranjera diferentes al dólar, son convertidas a dólares americanos, para luego reexpresarlas a pesos colombianos, al tipo de cambio de la tasa representativa del mercado calculada el último día hábil del mes. Al 30 de junio de 2008 y 31 de diciembre de 2007 las tasas fueron de $ 1,923.02 y $2,014.76 respectivamente. (Cifras en pesos colombianos).

(r) Reconocimiento de Ingresos por Rendimientos Financieros

Los ingresos por rendimientos financieros y otros conceptos se reconocen en el momento en que se causan, excepto los originados en:

Créditos calificados en "C" riesgo apreciable o en categorías de mayor riesgo, o cuando cumplan noventa y un (91) días para comercial y sesenta y un (61) días para consumo y microcrédito.

Estos rendimientos financieros se controlan en cuentas contingentes deudoras y se registran como ingreso, cuando son efectivamente recaudados.

Tratándose de capitalización de intereses su registro se hace en la cuenta de abono diferido y los ingresos se reconocen en la medida en que se recauden efectivamente.

(s) Cuentas Contingentes

En estas cuentas se registran las operaciones mediante las cuales la Corporación adquiere un derecho o asume una obligación cuyo surgimiento está condicionado a que un hecho se produzca o no, dependiendo de factores futuros, eventuales o remotos. Dentro de las contingencias deudoras se registra los rendimientos financieros a partir del momento en que se suspenda la causación en las cuentas de cartera de créditos.

(t) Cuentas de Orden

En estas cuentas se registran las operaciones realizadas con terceros que por su naturaleza no afectan la situación financiera de la Corporación.

Así mismo, se incluyen las cuentas de orden fiscales donde se registran las cifras para la elaboración de las declaraciones tributarias; igualmente, incluye aquellas cuentas de registro utilizadas para efectos fiscales, de control interno o información gerencial.

(u) Utilidad Neta por Acción

Para determinar la utilidad neta por acción, la Corporación utiliza el promedio ponderado de las acciones suscritas por el tiempo en circulación de las mismas durante el período contable. Al 30 de junio de 2008 y 31 de diciembre de 2007, el promedio ponderado de las acciones en circulación fue de 166,826,708.76 y 165,381,738.00 respectivamente.

(v) Estado de Flujos de Efectivo

Tal como lo dispone el Artículo 120 del Decreto 2649, la Corporación prepara el estado de flujos de efectivo usando el método indirecto, el cual incluye la conciliación de la ganancia neta del año y el efectivo provisto por las actividades de operación.

(w) Principales diferencias entre las Normas Especiales y las Normas de Contabilidad Generalmente Aceptadas en Colombia

Las normas contables especiales establecidas por la Superintendencia Financiera presentan algunas diferencias con las normas de contabilidad generalmente aceptadas en Colombia, como las siguientes:

Propiedades, Planta y Equipo

Las normas de contabilidad generalmente aceptadas determinan que al cierre del período el valor neto de las propiedades, planta y equipo, cuyo valor ajustado supere los veinte (20) salarios mínimos legales mensuales, se debe ajustar a su valor de realización o a su valor presente, registrando las valorizaciones y provisiones que sean necesarias, mientras que las normas especiales no presentan condiciones para esta clase de activos.

Prima en Colocación de Acciones

La norma especial establece que la prima en colocación de acciones se registra como parte de la reserva legal, mientras que la norma generalmente aceptada indica que se contabilice por separado dentro del patrimonio.

(3) Fusión Corporación Financiera Colombiana - Proyectos de Energía S. A.

La Asamblea General de Accionista aprobó esta fusión el 1 de octubre de 2007, cuyo compromiso se encuentra registrado en el Acta No. 066 de la misma fecha. Con la resolución número 2174 de diciembre 12 de 2007, la Superintendencia Financiera de Colombia, no objetó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida).

El 26 de diciembre de 2007, con la escritura No. 10410 de la notaría 71 de Bogota se formalizó la fusión de la Corporación Financiera Colombiana S.A. (absorbente) y Proyectos de Energía S.A. (absorbida). Las principales cifras de la entidad absoribida son: Activos $176,155.1, Pasivos $937.8, Patrimonio $175,217.3.

Las cifras del balance al 31 de diciembre de 2007 corresponden a las cifras fusionadas de la entidad absorbida.

(4) Disponible

	Junio 2008	Diciembre 2007
Moneda legal		
Banco de la República	$62,222.2	55,383.7
Bancos y otras entidades financieras	63,452.9	32,510.5
	125,675.1	87,894.2
Moneda extranjera		
Caja	6.3	6.4
Banco de la República	12.0	12.6
Bancos y otras entidades financieras	282.9	530.9
	301.2	549.9
	125,976.3	88,444.1
Provisión	(69.6)	(7.0)
	$125,906.7	88,437.1

No existían otras restricciones sobre el disponible adicionales al encaje depósitado en Banco de la República.

La provisión registrada correspondía a notas débito pendientes de contabilizar superiores a 30 días al 30 de junio por $69.6 y 31 de diciembre por $7.0. Al 31 diciembre de 2007 se reintegró provisión por $47.2.

(5) Fondos Interbancarios Vendidos

	Junio 2008		Diciembre 2007	
	Saldo	Tasa (%)	Saldo	Tasa (%)
Inversiones en operaciones simultaneas	$40,866.9	6.82 *	-	-
Operaciones Over Night	127,159.9	3.75 **	167,043.8	4.0 **
	$168,026.8		167,043.8	

* Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda legal al corte del período.

** Corresponde a la tasa promedio ponderada de las operaciones vigentes en moneda extranjera al corte del período.

Nota: los montos anteriores no están sujetos a restricciones ni limitaciones.

En caso de presentarse incumplimiento la Corporación se encuentra respaldada con la transferencia en propiedad de los títulos negociados. Durante los ejercicios correspondientes a los semestres al 30 de junio de 2008 y 31 de diciembre de 2007 no se presentaron incumplimientos.

(6) Inversiones

	Junio 2008	Diciembre 2008
NEGOCIABLES EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$90,772.6	84,384.5
Bonos de Solidaridad para la Paz	14.2	3,515.2
Bono Emcali	18,666.3	19,487.5
Títulos de Reducción de Deuda	-	13,520.2
Títulos de Devolución de Impuestos TIDIS	1,658.5	-
TES Ley 546	38.9	47.5
	111,150.5	120,954.9
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Bonos República de Colombia	45,668.3	29,505.6
Títulos emitidos, avalados o garantizados por FOGAFIN	538.8	535.7
Títulos emitidos por el Banco de la República	12.5	-
Bonos hipotecarios		
Banco Davivienda	49.9	203.8
Títulos de contenido crediticio derivados de procesos de titularización de subyacentes distintos de cartera hipotecaria		
Patrimonio autónomo Fiduciaria Davivienda Títulos	58.8	60.0
Fideicomiso Titularización Cementos Andinos	35,094.8	36,421.6
	35,153.6	36,481.6
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	22,414.4	1,667.7
Bonos Leasing Colombia	11,053.5	-
Bono Corfinsura	279.5	279.0
Bonos Leasing de Occidente	139.7	139.9
Bonos Leasing Corficolombiana	409.1	407.0
Bono BBVA	-	24,637.1
	34,296.2	27,130.7
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bono IPC Bavaria	-	1,692.4
Bono IPC 365 EPSA	160.1	-
Bono IPC Codensa	-	493.1
Bono IPC ISA	139.2	1,745.6
Bono IPC Alquería	2,657.5	2,658.6
Pagare Coviandes S.A.	6,924.9	6,411.3
	9,881.7	13,001.0
Títulos emitidos, avalados, garantizados o aceptados por gobiernos extranjeros		
Bonos Treasury	3,770.7	-
Total Inversiones Negociables Títulos de Deuda	$240,522.2	$227,813.3
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	-	40,191.8
Títulos emitidos, avalados o garantizados por Bancos del exterior		
Avantel	-	282.1
Otros títulos de deuda pública	-	994.3
Total para Mantener hasta el Vencimiento	-	41,468.2
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública externa emitidos o garantizados por la Nación		
Títulos de Tesorería	98,512.9	42,847.9

Continúa —>

(6) **Inversiones** *(Continuación)*

	Junio 2008	Diciembre 2007
Otros títulos de deuda pública		
Bono IPC Acueducto de Bogotá	-	1,709.5
Títulos de contenido crediticio derivados de procesos de titularización de cartera hipotecaria		
Tips Titularizadora Colombiana	9,222.0	9,944.1
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de Depósito a Término	33,111.6	62,399.9
Bono Bancolombia	24,862.4	9,609.4
Bono Leasing Colombia	16,031.6	29,700.6
Bono Leasing de Occidente	5,043.7	32,655.8
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Surenting S.A.	3,506.2	3,568.4
Bono Leasing Corficolombiana S.A.	2,273.1	2,177.1
Bono subordinado IPC BBVA	15,190.2	15,158.6
Bono subordinado IPC – Leasing de Occidente S.A.	6,357.8	6,348.8
Bono Banco Centro Americano Integración Económica	4,312.3	4,490.0
Tips Titularizadora Colombiana	56,597.6	43,263.6
	167,286.5	209,372.2
Títulos emitidos por entidades no vigiladas por la Superintendencia Financiera:		
Bonos Obligatoriamente Convertibles en Acciones	1,122.9	1,766.5
Bono IPC Alquería	5,315.0	5,317.1
Bonos IPC ISA	-	169.4
Bono IPC NQS	1,332.3	1,468.3
Notas Patrimonio Fiduciaria Corficolombiana	-	3,742.8
Bono EEB Internacional	34,888.3	20,898.4
Bono TGI Internacional	20,815.6	10,756.3
	63,474.1	44,118.8
Total disponibles para la venta títulos de deuda	$338,495.5	$307,992.5
DERECHOS DE RECOMPRA DE INVERSIONES		
Negociables en Títulos de Deuda		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	$7,855.0	$47,199.4
Bonos de Solidaridad para la Paz	2,687.0	247.2
Títulos de Reducción de Deuda	35,876.3	20,522.7
	46,418.3	67,969.3
Títulos de deuda pública externa emitidos o garantizados por la Nación:		
Títulos de Tesorería	-	15,667.7
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Certificados de depósito a término	5,154.2	-
Bonos Bancoldex	-	12,073.3
	5,154.2	12,073.3
PARA MANTENER HASTA EL VENCIMIENTO		
Títulos de deuda pública interna emitidos o garantizados por la Nación		
Títulos de Reducción de Deuda	52,663.8	9,780.5
Otros títulos de deuda pública:		
Títulos de Desarrollo Agropecuario:		
Clase "A"	12,988.1	12,592.9
Clase "B"	22,184.7	20,517.2
	35,172.8	33,110.1

Continúa →

(6) <u>Inversiones</u> *(Continuación)*

	Junio 2008	Diciembre 2007
DISPONIBLES PARA LA VENTA EN TÍTULOS DE DEUDA		
Títulos de deuda pública interna emitidos o garantizados por la Nación:		
Títulos de Tesorería	268,334.7	318,436.4
Otros títulos de deuda pública:		
Bono IPC Acueducto de Bogotá	1,817.5	-
Títulos emitidos, avalados, aceptados o garantizados por instituciones vigiladas por la Superintendencia Financiera:		
Bono Leasing Colombia	22,090.4	19,095.8
Bono Subordinado Leasing de Occidente S.A.	-	202.6
Bono Leasing de Occidente S.A.	7,361.9	-
Bono Leasing Corficolombiana S.A.	1,029.2	-
CDT Banco Red Colpatria	4,051.5	-
CDT IPC Banco Davivienda	700.2	861.9
CDT Leasing de Crédito	509.6	617.7
	35,742.8	20,778.0
Títulos emitidos entidades no vigiladas por la Superintendencia Financiera:		
Bono IPC ISA	172.9	-
TOTAL DERECHOS DE RECOMPRA DE INVERSIONES	$445,477.0	$477,815.3

Negociables - Títulos Participativos

	Junio 2008		
	Capital social	**% participación**	**Valor de mercado**
En el Sector Financiero			
Banco de Occidente S.A.	$4,110.8	0.26	$6,233.7
En Fondos Comunes Ordinarios			52,337.8
			$58,571.5

	Diciembre 2007		
	Capital social	**% participación**	**Valor de mercado**
En entidades del Sector Real			
Mineros S.A.	$158,9.0	6.98	$44,646.8
En el Sector Financiero			
Banco de Occidente S.A.	$4,110.8	0.26	7,509.4
			$52,156.2
En Fondos Comunes Ordinarios			35,960.6
			$88,116.8

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	junio 2008									
	Valor Patrimonio	(*)	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Aerocali S.A.	11,146.4	1	126,654	33.33%	2,258.5	2,473.6	3,535.8	1,062.2	-	-
Alimentos derivados de la Caña	33,630.7	4	52,000	0.31%	26.1	26.1	39.2	13.1	-	-
Aquacultivos del Caribe S.A.	8,092.9	6	106,000	5.47%	658.8	477.4	477.4	-	-	477.4
AV Villas (Acciones Preferenciales)	586,757.7	2	20,763	0.01%	27.5	76.8	46.9	-	-	29.9
Banco Corficolombiana Panamá S.A.	USD$6.088.8	1	6,019,000	100.00%	12,126.80	11,574.6	11,709.0	134.4	-	-
Bladex S.A.	-	1	2,070	0.00%	40.4	39.5	73.7	34.2	-	-
C.I. Yumbo S.A.	26,127.1	3	11,001	0.10%	12.7	11.3	19.6	8.3	-	-
Cámara de Compensación de Divisas de Colombia S.A.	1,668.1	3	79,687,500	3.19%	79.7	79.7	53.2	-	26.5	-
Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	-	312,744,041	-	312.7	312.7	-	-	-	-
Caribú Internacional S.A.	-	-	782,278,588	0.00%	782.3	782.3	782.3	-	-	782.3
Casa de Bolsa Corficolombiana S.A.	10,433.5	1	1,564,053	94.50%	4,286.5	10,557.8	9,992.6	-	565.2	-
Cine Colombia S.A.	6,775.6	2	284,057	0.45%	776.5	776.5	828.4	51.9	-	-
Colombiana de Extrusión S.A. Extrucol	17,608.1	2	315,420	20.00%	2,526.0	1,784.8	3,545.8	1,761.0	-	-
Colombiana de Licitaciones y Concesiones Ltda.	30,657.9	2	1,964,422	99.99%	16,836.1	20,437.2	30,657.9	10,220.7	-	-
Colombina S.A.	332,095.4	3	32,683,321	7.59%	10,184.1	14,823.6	25,202.9	10,379.3	-	-
Compañía Aguas de Colombia	5,857.4	4	560,000	20.00%	448.4	1,096.7	1,171.4	74.7	-	-
Concesionaria Tibitoc S.A.	45,136.8	3	9,086,933	33.33%	12,799.5	9,822.7	14,571.7	4,749.0	-	-
Corporación Andina de Fomento	US$4,211.2	3	12	0.00%	287.2	168.3	285.5	117.2	-	-
Coviandes S.A.	113,925.1	4	68,002	0.25%	237.4	92.8	272.9	129.0	-	-
Deposito Central de Valores-Deceval	52,186.1	1	16,781	3.67%	822.1	1,385.0	1,921.1	536.1	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	94,425.7	2	31,665,997	94.87%	52,437.5	40,980.3	89,585.9	48,605.6	-	-
Eternit Colombiana S.A.	51,512.5	3	99,850	0.26%	138.8	69.6	132.1	62.5	-	-
Empresa de Energía de Bogotá	6,471,269.7	3	3,271,505	3.81%	211,953.5	211,953.5	245,793.4	33,839.9	-	-
Fiduciaria Corficolombiana S.A.	30,308.1	1	18,774,477	94.50%	25,427.4	19,659.0	28,641.2	8,982.2	-	-
Fiduciaria Occidente S. A.	59,782.9	3	606,494	4.44%	1,840.9	1,762.9	2,672.8	909.9	-	-
Futbolred.com S.A.	336.4	5	120,000	35.67%	361.6	361.6	361.6	-	-	361.6
Gas Natural S.A. E.S.P.	551,370.1	1	621,866	1.68%	27796.8	27,796.8	29,658.6	1,861.8	-	-
Gasoducto del Tolima S.A.	14,341.1	4	230,711	5.80%	305.7	305.7	832.3	526.6	-	-
Hoteles Estelar de Colombia S.A.	147,293.5	1	24,920,837	84.91%	71,824.8	43,697.2	125,156.7	81,459.5	-	-
Inducarbón	-	-	2,528	0.09%	-	1.1	1.1	-	-	1.1
Industria Colombo Andina-Inca S.A.	24,308.9	4	1,985,607	0.67%	44.3	43.9	147.9	104.0	-	-
Industrias Lehner S.A.	24,145.3	3	24,111,860	49.83%	12,652.8	12,652.8	11,926.6	-	726.2	-
Jardín Plaza S.A.	35,030.3	3	888,000	17.76%	10,031.1	10,031.1	11,973.6	1,942.5	-	-
Leasing de Occidente S.A.	184,982.7	1	369,327,644	45.24%	56,009.2	66,843.7	83,688.6	16,844.9	-	-
Leasing Corficolombiana S.A.	60,812.9	1	116,979,250	94.50%	34,841.6	40,916.2	57,468.2	16,552.0	-	-
Lloreda S.A.	144,608.7	3	419,990,393	56.26%	65,955.6	131,324.0	131,324.0	-	32,572.4	98,751.6
Mavalle S.A.	7,395.4	1	30,000	3.75%	257.3	257.3	273.4	16.1	-	-
Metrex S.A.	8,376.7	3	321,782	10.11%	168.4	168.4	380.7	212.3	-	-
Organización Pajonales S.A	86,779.4	1	1,195,880	94.99%	24,757.9	33,758.9	82,435.3	48,676.4	-	-
Petróleos Colombianos Limited	-	7	17,107	0.05%	111.4	95.4	95.4	-	-	95.4
Petróleos Nacionales S.A.	-	9	6,235,383	19.54%	-	257.3	257.3	-	-	257.3
Pizano S.A.	193,601.0	3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	-	-	2,537.1
Plantaciones Unipalma de los Llanos S.A.	58,557.5	1	1,054,175,677	54.53%	19,174.3	13,604.0	31,931.0	18,327.0	-	-
Proinversiones S.A.	1,354.7	3	437,266	3.02%	9.6	9.6	9.6	-	-	3.8
Promisión Celular S.A. Promicel	6,244.1	4	4,680,420	16.64%	5,642.5	4,803.8	1,386.3	-	3,417.5	-
Promotora de Inversiones Ruitoque S. A.	41.8	3	43,289,334	3.03%	703.7	747.8	747.8	-	-	184.8
Promotora la Enseñanza S.A. (a)	-	-	490,042	2.45%	-	69.8	69.8	-	-	69.8
Promotora la Alborada S.A. (a)	-	-	991,383,354	1.83%	-	316.3	316.3	-	-	316.3

Continúa —►

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad ***(Continuación)***

	Junio 2008									
	Valor Patrimonio	(*)	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	Valorización	Desvalorización	Provisión
Promotora y Comercializadora Turística Santamar S.A.	16,426.4	3	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	-	-	2,914.6
Proyectos de Infraestructura S.A.	105,564.0	2	34,389,667	88.25%	105,204.7	68,375.9	100,280.5	31,904.6	-	-
Sociedad de Inversiones en Energía S.A.	1,318,665.0	3	14,485,627	7.84%	21,174.6	18,985.4	68,002.8	49,017.4	-	-
Sociedad Hotelera Cien Internacional S.A.	16,669.6	3	133,393	0.39%	60.9	58.4	65.7	7.3	-	-
Sociedad Transportadora de Gas del Oriente S.A.	34,431.4	1	18,534,891	20.00%	3,705.6	4,677.5	6,891.1	2,213.6	-	-
Tejidos Sintéticos de Colombia S.A.	21,212.3	1	52,786,049	94.99%	13,648.7	15,688.9	20,149.5	4,460.6	-	-
Textiles el Espinal S.A.	35,051.9	2	7,107,259	8.56%	2399.1	2,399.1	2,399.1	-	-	1,439.6
Valle Bursátiles	754.6	1	509,277	5.05%	34.7	31.2	39.0	7.8	-	-
Valora S.A.	23,635.1	1	136,998,310	94.95%	22,110.9	19,247.9	25,984.2	6,736.3	-	-
Valores de Occidente S. A.	4,241.6	3	1,162,713	48.99%	2,357.3	2,257.4	1,472.3	-	785.1	-
Ventas y Servicios S. A.	1,657.9	3	64,599	19.90%	232.6	219.8	330.2	110.4	-	-
Provisión General de Inversiones	-	-	-	-	-	-	-	-	-	419.6
						908,319.4		$402,652.30	$38,092.90	$108,642.2

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a junio 30 de 2008, estas inversiones están totalmente provisionadas.

(b) No presenta valor patrimonial por ser una Empresa de reciente creación.

(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.

(1) Valor Patrimonio al 30 de mayo 2008.

(2) Valor Patrimonio al 30 de abril de 2008.

(3) Valor Patrimonio al 30 de abril de 2008.

(4) Valor Patrimonio al 31 de diciembre de 2007.

(5) Valor Patrimonio al 30 de septiembre de 2007.

(6) Valor Patrimonio al 31 de diciembre de 2006.

(7) Valor Patrimonio al 31 de mayo de 2006.

(8) Valor Patrimonio al 30 de noviembre de 2005.

(9) Valor Patrimonio al 31 de diciembre de 1996.

Con alta y media bursatilidad

	Junio 2008					
	Capital social	**Número de acciones**	**% de participación**	**Costo de adquisición**	**Valor en bolsa (*)**	**Valor de mercado**
Con alta bursatilidad						
Tablemac S.A.	35,557.6	3,019,057,079	11.88	4,226.6	10.31	19,986.2
Enka de Colombia	117,737.2	34,448,128	-	1,963.3	15.10	327.2
Con media bursatilidad						
Promigas S.A.	13,298.5	19,123,532	14.37	$480,780.9	38,257.11	$732,780.8
Av Villas (acciones ordinarias)	22,473.1	45,677	0.00	140.4	3,539.79	163.5
Mineros S.A. (**)	58.9	18,275,422	6.98	50,257.4	2,500	45,688.5
				$485,007.5		$798,946.2
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						**$1,708,612.9**

(*) Valores expresados en pesos por acción.

(**) En marzo 31 de 2008 se reclasificó la inversión en Mineros S.A. de inversión negociable a inversión disponible para la venta, una vez aprobada por la Junta Directiva.

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad

	Diciembre 2007									
	Valor Patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Aerocali S.A.	14,247.3	126,654	33.33%	2,258.5	3,356.8	3,356.8	1	-	-	3,356.8
Alimentos derivados de la Caña	32,191.5	52,000	0.31%	26.1	26.1	35.9	3	9.9	-	-
Aquacultivos del Caribe S.A.	8,092.9	106,000	5.47%	658.8	477.4	420.1	6	-	-	477.4
AV Villas (Acciones Preferenciales)	602,405.6	20,763	0.01%	27.5	76.8	37.6	1	-	4.7	34.7
Banco Corfivalle Panamá S.A.	USD$6.244.8	6,019,000	100.00%	12,126.80	12,126.8	12,581.8	1	455.0	-	-
Bladex S.A.	-	2,070	0.00%	40.4	41.4	78.4	1	37.0	-	-
C.I. Yumbo S.A.	25,348.9	11,001	0.10%	12.7	11.3	18.9	3	7.6	-	-
Cámara de Compensación de Divisas de Colombia S.A.	1,938.1	79,687,500	3.19%	79.7	79.7	61.8	2		17.9	
Cámara de Riesgo Central de Contraparte de Colombia S.A. (b)	-	167,156,298	0.00-	167.1	167.1	-	-	-	-	-
Caribu Internacional S.A. (a)		782,278,588	0.00%	782.3	782.3	-	-	-	-	782.3
Casa de Bolsa Corficolombiana S.A.	10,808.4	1,204,583	94.50%	4,286.5	7,320.4	10,347.0	1	3,026.6	-	-
Colombiana de Extrusión S.A. Extrucol	18,942.4	315,420	20.00%	2,526.0	1,784.8	3,715.9	2	1,931.1	-	-
Colombiana de Licitaciones y Concesiones Ltda.	31,355.8	1,964,422	99.99%	16,836.1	20,437.2	31,355.7	1	10,918.5	-	-
Colombina S.A.	295,724.5	32,683,321	7.59%	10,184.1	14,823.6	22,442.6	3	7,619.0	-	-
Compañía Aguas de Colombia	5,745.3	560,000	20.00%	448.4	1,096.7	1,096.7	4	-		827.9
Concesionaria Tibitoc S.A.	45,789.7	9,086,933	33.33%	12,799.5	9,822.7	14,789.4	1	4,966.7	-	-
Corporación Andina de Fomento	USD3.692.7	12	0.00%	287.2	176.2	272.1	8	95.9	-	-
Coviandes S.A.	103,301.4	68,002	0.25%	237.4	92.8	246.7	3	153.9	-	-
Deposito Central de Valores-Deceval	54,088.3	16,781	3.67%	822.1	1,273.0	1,990.9	1	717.9	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	92,605.1	31,665,997	94.87%	52,437.5	40,980.3	87,858.6	1	46,878.3	-	-
Eternit Colombiana S.A.	45,030.1	99,850	0.26%	138.8	69.6	115.4	3	45.8	-	-
Empresa de Energía de Bogotá (1)	5,723,877.9	3,271,505	3.81%	211,953.5	211,953.5	215,610.5	2	3,657.0	-	-
Fiduciaria Corficolombiana S.A.	29,650.1	18,774,477	94.50%	25,427.4	19,659.0	28,019.4	1	8,360.4	-	-
Fiduciaria Occidente S.A.	58,205.5	606,494	4.44%	1,840.9	1,762.9	2,602.8	1	839.9	-	-
Futbolred.com S.A.	336.4	120,000	35.67%	361.6	361.6	-	3	-	-	361.6
Gas Natural S.A. E.S.P.	609,110.9	621,866	1.68%	27,796.8	27,796.8	30,631.2	2	2,834.4	-	-
Gasoducto del Tolima S.A.	10,138.2	230,711	5.80%	305.7	305.7	588.5	1	282.8	-	-
Hoteles Estelar de Colombia S.A.	130,188.6	24,920,837	84.91%	71,824.8	43,697.2	110,632.4	1	66,935.2	-	-
Huevos Oro Ltda.	10,902.3	1,133,593	99.99%	11,283.5	11,197.4	10,902.4	2	-	295.1	4,331.7
Inducarbón (a)		2,528	0.09%	-	1.1	1.1	10	-	-	1.1
Industria Colombo Andina-Inca S.A.	23,309.3	1,985,607	0.67%	44.3	43.9	147.6	3	103.7	-	-
Industrias Lehner S.A.	21,935.7	24,111,860	49.83%	12,652.8	12,652.8	10,815.9	3	-	1,836.9	-
Jardin Plaza S.A.	33,817.7	888,000	17.76%	10,031.1	10,031.1	11,778.5	3	1,747.4	-	-
Leasing de Occidente S.A.	170,374.5	345,435,408	45.24%	56,009.2	61,381.2	77,079.6	1	15,698.5	-	-
Leasing Corficolombiana S.A.	53,815.7	109,394,977	94.50%	34,841.6	37,116.5	53,816.5	1	16,700.0	-	-
Lloreda S.A.	145,664.8	419,990,393	56.26%	65,955.6	131,324.0	-	1	-	32,572.4	98,751.6
Mavalle S.A.	7,158.1	30,000	3.75%	257.3	257.3	264.4	3	7.1		
Metrex S.A.	8,164.3	321,782	10.11%	168.4	168.4	359.2	3	190.8	-	-
Organización Pajonales S.A	73,822.9	1,060,813	94.99%	24,757.9	24,757.9	70,126.5	3	45,368.6	-	-
Petróleos Colombianos Limited (a)	-	17,107	0.05%	111.4	99.9	-	9	-	-	99.9
Petróleos Nacionales S.A. (a)	-	6,235,383	19.54%	-	257.3	-	11	-	-	257.3
Pizano S.A.	186,781.3	23,327,594	36.00%	31,503.4	27,591.9	27,591.9	3	-	-	2,537.1
Plantaciones Unipalma de los Llanos S.A.	48,486.0	1,054,175,677	54.53%	19,174.3	12,665.8	26,439.0	2	13,773.2	-	-
Proinversiones S.A.	2,994.9	437,266	3.02%	9.6	9.6	9.6	3	-	-	3.8
Promisión Celular S.A. Promicel	16,359.4	4,680,420	16.64%	5,642.5	4,803.8	3,067.6	8	-	1,736.2	-
Promotora de Inversiones Ruitoque S. A.	41.4	43,289,334	3.03%	703.7	747.8	747.8	4	-	-	281.4
Promotora la Enseñanza S.A. (a)	-	490,042	2.45%	69.8	-	-	-	-	-	69.8
Promotora la Alborada S.A. (a)	-	991,383,354	1.83%	316.3	-	-	-	-	-	316.3

Continúa →

Inversiones disponibles para la venta títulos participativos con baja o mínima bursatilidad ***(Continuación)***

	Diciembre 2007									
	Valor Patrimonio	Número de acciones	% de participación	Costo de adquisición	Costo ajustado	Valor de mercado	(*)	Valorización	Desvalorización	Provisión
Promotora y Comercializadora Turística Santamar S.A.	15,994.7	320,989,826	84.55%	10,973.4	9,498.6	9,498.6	3	-	-	2,914.6
Proyectos de Infraestructura S.A.	89,678.4	34,389,667	88.25%	105,204.7	68,375.9	89,316.6	1	20,940.7	-	-
Sociedad de Inversiones en Energía S.A.	366,298.8	14,485,627	10.31%	21,174.6	18,985.4	40,558.8	2	21,573.4	-	-
Sociedad Hotelera Cien Internacional S.A.	17,291.5	133,393	0.39%	60.9	58.4	68.1	3	9.7	-	-
Sociedad Transportadora de Gas del Oriente S.A.	49,257.7	18,534,891	20.00%	3,705.6	4,023.3	9,860.3	3	5,837.0	-	-
Tejidos Sintéticos de Colombia S.A.	19,004.5	52,786,049	94.99%	13,648.7	15,688.9	18,052.3	1	2,363.4	-	-
Textiles el Espinal S.A.	35,675.1	7,107,259	8.56%	2399.1	2,399.1	2,399.1	1	-	-	479.8
Valle Bursátiles	744.5	509,277	5.05%	34.7	31.2	38.5	3	7.3	-	-
Valora S.A.	23,635.1	136,998,310	94.95%	22,110.9	19,247.9	24,078.9	2	4,831.0	-	-
Valores de Occidente S. A.	2,947.2	1,162,713	48.99%	2,357.3	2,257.4	1,326.2	3		931.2	-
Ventas y Servicios S. A.	1,827.7	64,599	19.90%	232.6	219.8	363.9	3	144.1	-	-
Provisión General de Inversiones (2)								-	-	419.6
					$896,839.40			$309,068.80	$37,394.4	$116,304.7

(a) No presentan valor patrimonial porque La Corporación no tenía información actualizada a diciembre 31 de 2007, estas inversiones están totalmente provisionadas.
(b) No presenta valor patrimonial por ser una Empresa de reciente creación.
(*) Corresponde a las fechas de los certificados utilizados para la valoración de las inversiones con base en las variaciones patrimoniales.
(1) Valor Patrimonio al 30 de Noviembre 2007.
(2) Valor Patrimonio al 31 de octubre de 2007.
(3) Valor Patrimonio al 30 de septiembre de 2007.
(4) Valor Patrimonio al 31 de agosto de 2007.
(5) Valor Patrimonio al 30 de junio de 2007.
(6) Valor Patrimonio al 31 de diciembre de 2006.
(7) Valor Patrimonio al 30 de septiembre de 2006.
(8) Valor Patrimonio al 30 de junio de 2006.
(9) Valor Patrimonio al 31 de mayo de 2006.
(10) Valor Patrimonio al 30 de noviembre de 2005.
(11) Valor Patrimonio al 31 diciembre de 1996.

Con alta y media bursatilidad

	Diciembre 2007					
	Capital social	Número de acciones	% de participación	Costo de adquisición	Valor en bolsa (*)	Valor de mercado
Con alta bursatilidad						
Tablemac S.A.	35,557.6	3,019,057,079	11.88	4,226.6	10.31	31,126.5
Enka de Colombia (2)	62,597.7	34,448,128	-	1,963.3	15.10	520.2
Con media bursatilidad						
Promigas S.A.	13,198.5	19,123,532	14.37	$480,780.9	38,257.11	$731,611.1
Av Villas (Acciones ordinarias (3)	22,473.1	45,677	0.00	140.4	3,539.79	161.7
				$485,007.5		$763,419.5
Otros Títulos- Fibratolima						$1,347.3
Total inversiones disponibles para la venta						**$1,661,606.2**

(*) Valores expresados en pesos por acción.

(1) En diciembre 26 de 2007, se realizó la fusión de la Corporación con Proyectos de Energía S.A. como parte de los activos la Corporación recibió 2,017,721 acciones de la Empresa de Energía de Bogotá por $134,493.7 (Ver nota 3).

(2) En octubre de 2007, la inversión en Enka de Colombia cambió su bursatilidad pasando de ninguna cotización a alta bursartilidad, la reclasificación generó un ingreso por reintregro de provisión de $1,172.3.

(3) En septiembre de 2007, la inversión en Banco AvVillas cambió su bursatilidad pasando de baja bursatilidad a media bursatilidad, la reclasificación no generó efectos en estado de resultados de este semestre.

No existen restricciones económicas y jurídicas sobre las Inversiones.

La Corporación evaluó y calificó bajo el riesgo crediticio la totalidad de las inversiones en títulos participativos, con excepción de las inversiones efectuadas en títulos clasificados como alta y media bursatilidad por la Superintendencia Financiera. El resultado fue el siguiente:

	Calificación		Provisión por riesgo Crediticio	
	Junio 2008	Diciembre 2007	Junio 2008	Diciembre 2007
Aerocali S.A.	A	D	-	$3,356.8
Alimentos derivados de la Caña S.A	A	A	-	-
Aquacultivos del Caribe S.A.	E	E	477.4	477.4
AV Villas	A	A	-	-
Banco Corficolombiana (Panamá) S.A.	A	A	-	-
Bladex S.A.	A	A	-	-
C.I. Yumbo S.A.	A	A	-	-
Caribú Internacional S.A.	E	E	782.3	782.3
Cámara de Compensación de Divisas de Colombia S.A.	A	A	-	-
Cámara de Riesgo Central de Contraparte de Colombian S.A.	A	A		
Casa de Bolsa Corficolombiana S.A.	A	A	-	-
Cine Colombia S.A.	A	-	-	-
Colombiana de Extrusión S.A. Extrucol	A	A	-	-
Colombiana de Concesiones y Licitaciones Ltda.	A	A	-	-
Colombina S.A.	A	A	-	-
Compañía Aguas de Colombia	A	C	-	827.9
Concesionaria Tibitoc S.A.	A	A	-	-
Corporación Andina de Fomento	A	A	-	-
Coviandes S.A.	A	A	-	-
Depósito Central de Valores- Deceval	A	A	-	-
Estudios Proyectos e Inversiones de los Andes S.A.	A	A	-	-
Eternit Colombiana S.A.	A	A	-	-
Empresa de Energía de Bogotá	A	A	-	-
Fiduciaria Corficolombiana S.A.	A	A	-	-
Fiduciaria de Occidente S.A.	A	A	-	-
Futbolred.com S.A.	E	E	361.6	361.6
Gas Natural S.A. E.S.P.	A	A	-	-
Gasoducto del Tolima S.A.	A	A	-	-
Hoteles Estelar de Colombia S.A.	A	A	-	-
Huevos Oro Ltda.	-	C	-	4,331.7
Inducarbón	E	E	1.1	1.1
Industria Colombo Andina-Inca S.A.	A	A	-	-
Industrias Lehner S.A.	A	A	-	-
Jardín Plaza S.A.	A	A	-	-
Leasing de Occidente S.A.	A	A	-	-
Leasing Corficolombiana S.A.	A	A	-	-
Lloreda S,A.	D	D	98,751.6	98,751.6
Mavalle S.A.	A	A	-	-
Metrex S.A.	A	A	-	-
Organización Pajonales S.A.	A	A	-	-
Petróleos Colombianos Limited	E	E	95.4	99.9
Petróleos Nacionales S.A.	E	E	257.3	257.3
Pizano S.A.	B	B	2,537.1	2,537.1
Plantaciones Unipalma de los Llanos S.A.	A	A	-	-
Proinversiones S.A.	C	C	3.8	3.8
Promisión Celular S.A. Promicel	A	A	-	-
Promotora de Inversiones Ruitoque S.A.	C	C	184.8	281.4

Continúa →

	Calificación		Provisión por riesgo Crediticio	
	Junio 2008	Diciembre 2007	Junio 2008	Diciembre 2007
Promotora y Comercializadora Turística Santamar S.A.	C	C	2,914.6	2,914.6
Promotora la Alborada S.A.	E	E	316.3	316.3
Promotora la Enseñanza S.A.	E	E	69.8	69.8
Proyectos de Infraestructura S.A.	A	A	-	-
Sociedad de Inversiones en Energía S.A.	A	A	-	-
Sociedad Hotelera Cien Internacional S.A.	A	A	-	-
Sociedad Transportadora de Gas del Oriente S.A.	A	A	-	-
Tejidos Sintéticos de Colombia S.A.	A	A	-	-
Textiles el Espinal S.A.	D	B	1,439.6	479.8
Valle Bursátiles	A	A	-	-
Valora S.A.	A	A	-	-
Valores de Occidente S.A.	A	A	-	-
Ventas y Servicios	A	A	-	-
			108,192.7	115,850.4
Provisión riesgo de mercado títulos participativos			29.9	34.7
Provisión general de inversiones			419.6	419.6
			108,642.2	116,304.7
Provisión títulos mixtos Fibratolima			1,347.3	1,347.3
Provisión títulos de deuda			3,279.5	7,607.9
Total provisiones			**113,269.0**	**125,259.9**

Provisión de Inversiones

	Diciembre 2007	Junio 2008
Saldo inicial	$125,259.9	$142,168.2
Mas:		
Provisión cargada a gastos del ejercicio	1,778.7	2,244.3
Ajuste en cambio	-	2.4
	127,038.6	144,414.9
Menos:		
Reintegros de provisión	8,997.1	19,155.0
Ajuste en cambio	4.5	-
Por venta Huevos Oro Ltda.	4,331.6	-
Por venta Bono Incelt	436.4	-
Saldo final	$113,269.0	$125,259.9

La siguiente es la maduración de las inversiones:

	Maduración portafolio junio 30 de 2008						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	total general
Portafolio consolidado							
Negociables	2,219	543	310	2,701	55,581	230,741	292,095
Disponibles	-	3,564	5,530	5,044	1,543	628,884	644,564
Al Vencimiento	4,340	203	536	8,319	21,775	52,664	87,837
Total general	**6,559**	**4,310**	**6,375**	**16,063**	**78,899**	**912,288**	**1,024,495**
Forward compra titulos consolidado							
Derechos	52,826	-	-	-	-	-	52,826
Obligacion	-52,835	-	-	-	-	-	-52,835
Total	**-10**	-	-	-	-	-	**-10**
Forward venta titulos consolidado							
Derechos	5,827.8	-	-	-	-	-	5,827.8
Obligacion	-5,828.3	-	-	-	-	-	-5,828.3
Total	**-1**	-	-	-	-	-	**-1**
Forward compra divisas							
Derechos	2,094,345.9	149,371.5	95,301.5	68,906.6	138,005.6	511.5	2,546,442.6
Obligacion	-1,941,564.3	-146,757.6	-90,466.4	-67,762.8	-137,198.7	-483.5	-2,384,233.3
Total	**152,781.7**	**2,614.0**	**4,835.0**	**1,143.7**	**806.9**	**28.0**	**162,209.3**
Forward venta divisas							
Derechos	1,465,144.3	434,775.7	205,379.5	388,355.6	185,718.5	2,610.4	2,681,984.1
Obligacion	-1,596,213.1	-455,772.7	-214,406.9	-392,022.4	-194,217.5	-2,461.5	-2,855,094.2
Total	**-131,068.9**	**-20,997.0**	**-9,027.4**	**-3,666.8**	**-8,499.0**	**148.9**	**-173,110.1**

	Portafolio diciembre 31 de 2007						
	De 0 a 30 días	De 31 a 60 días	De 61 a 90 días	De 91 a 180 días	De 181 a 360 días	Más de 360 días	total general
Portafolio consolidado							
Negociables	100,236	-	-	1,669	3,364	218,254	323,523
Disponibles	-	50	-	14,177	34,348	598,632	647,207
Al vencimiento	9,560	-	-	11,165	13,380	49,972	84,077
Total general	**109,796**	**50**	-	**27,011**	**51,093**	**866,858**	**1,054,808**
Forward compra titulos consolidado							
Derechos	84,413	-	-	-	-	-	84,413
Obligacion	-84,498	-	-	-	-	-	-84,498
Total	**-85**	-	-	-	-	-	**-85**
Forward venta titulos consolidado							
Derechos	-201,811.9	-	-	-	-	-	-201,811.9
Obligacion	202,530.5	-	-	-	-	-	202,530.5
Total	**719**	-	-	-	-	-	**719**
Forward compra divisas							
Derechos	1,063,208.0	97,190.7	124,905.0	239,930.9	79,794.0	-	1,605,028.8
Obligacion	-1,060,613.9	-101,690.4	-125,524.7	-237,526.2	-79,505.54	-	-1,604,860.9
Total	**2,594.1**	**-4,499.6,**	**619.7**	**2,404.7**	**288.6**	-	**168.0**
Forward venta divisas							
Derechos	1,230,388.9	95,163.9	328,636.4	153,261.2	121,411.0	1,705.1	1,930,566.4
Obligacion	-1,221,287.9	-94,296.5	-312,105.0	-153,309.0	-120,314.4	-1,704.5	-1,903,017.3
Total	**9,101.0**	**867.4**	**16,531.4**	**-47.8**	**1,096.6**	**0.6**	**27,549.1**

(7) Aceptaciones y Derivativos

	Junio 2008	Diciembre 2007
Derechos operaciones de contado	$173,306.7	101,835.3
Obligaciones operaciones de contado	(175,540.7)	(101,917.0)
Derechos operaciones forward	4,993,480.3	3,653,180.2
Obligaciones operaciones forward	(5,003,634.5)	(3,625,071.0)
Derechos de venta futuros	120,280.0	67,456.2
Obligaciones de venta futuros	(118,803.1)	(67,200.7)
Derechos swaps	490,069.1	475,707.0
Obligaciones swaps	(490,324.8)	(471,249.9)
Utilidad Call sobre divisas	(13.0)	59.1
Pérdida Put sobre divisas	-	(22.9)
	$(11,180.0)	32,776.3

La Corporación ha definido que debe cubrir su riesgo por la diferencia en cambio generada producto de la posición propia (activos menos pasivos en moneda extranjera), lo que con lleva a efectuar operaciones de cobertura mediante la realización de contratos a futuro y operaciones con derivados, cuando la situación del mercado lo amerita.

Relación de saldos promedios comparativos sobre obligaciones, derechos, utilidad y pérdida

	Junio 2008				Diciembre 2007			
	Venta	Variación (%)	Compra	Variación (%)	Venta	Variación (%)	Compra	Variación (%)
Derechos								
Divisas	2,836,318.9	30.22	2,458,247.9	33.45	2,178,153.7	17.82	1,842,087.0	13.74
Títulos	19,418.7	-89.58	14,741.0	-91.21	186,301.6	-24.05	167,676.4	3.57
	2,855,737.6		2,472,989		2,364,455.3		2,009,763.4	
Obligaciones								
Divisas	2,772,332.9	29.39	2,498,845.1	35.51	2,142,583.2	22.23	1,844,028.1	11.39
Títulos	19,410.9	-89.53	14,741.2	-91.22	185,406.7	-24.16	167,896.5	3.54
	2,791,743.8		2,513,586.3		2,327,989.9		2,011,924.6	
	Utilidad		**Pérdida**		**Utilidad**		**Pérdida**	
Resultado promedio mensual	102,385.4	365.85	97,369.7	471.98	21,978.4	-71.80	17,023.3	100.00

Corresponden al promedio de los saldos finales mensuales durante el semestre.
Los plazos mínimos y máximos oscilaron entre 3 y 365 días durante los ejercicios terminados el 30 de junio de 2008 y 31 de diciembre de 2007.
No existían limitaciones, ni restricciones de ningún tipo para la ejecución de estos contratos.

(8) Cuentas por Cobrar

	Junio 2008	Diciembre 2007
Otros intereses		
Fondos Interbancarios vendidos	$0.1	0.1
Préstamos a empleados	15.9	13.4
Diversos	310.0	637.4
	$326.0	650.9
Otras		
Dividendos y participaciones (1)	$20,646.7	6,108.9
Arrendamientos	306.6	277.0
Venta de bienes y servicios (2)	5,079.9	48,103.2
Pagos por cuenta de clientes	163.8	179.9
Anticipos contratos y proveedores	0.8	9,040.7
Adelantos al personal	9.7	57.8
Impuesto a las ventas por pagar Débito	2,919.8	1,980.0
Diversos (3)	16,708.3	11,176.0
	$45,835.6	76,923.5
Provisión para Cuentas por Cobrar		
Saldo inicial	$1,861.2	2,098.3
Más:		
Provisión cargada a gastos de operación comercial	89.1	53.4
	1,950.3	2,151.7
Menos:		
Reintegros de provisión comercial	3.1	272.9
Castigos cuentas por cobrar	-	17.6
	$1,947.2	1,861.2

(1) A junio 30 de 2008 este rubro comprendía entre otros valores: Empresa de Energía de Bogotá por $9,117.0, Promigas por $4,617.0, Colombina S.A. por $1,279.6, Hoteles Estelar S.A. por $1,270.9, Gas Natural por $1,620.5, Mineros por $1,069.1, Colombiana de Extrusión por $685.7, Tablemac S.A. por $603.8. A diciembre 31 de 2007 este rubro comprendía entre otros valores :Promigas por $4,360.1, Hoteles Estelar S.A. por $1,405.6.

(2) A junio 30 de 2008 este rubro este rubro comprendía entre otros valores: Ingenio la Cabaña por $2,949.3, Inversiones Gaviria Restrepo por $823.7, Sain Ingenieros Constructores por $508.3, Skema Promotora S.A. por $508.3. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Interconexión Electríca S.A. por $38.000, Ingenio la Cabaña por $6,343.8.

(3) A junio 30 de 2008 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Fondo de Pensiones Obligatorias Horizonte por $6,580.3, Jp Morgan Chase Ny por $2,240.2, Banco de Crédito por $1,967.3, Fondo de Cesantías Horizonte por $1,454.8, BBVA Fiduciaria por $714.5, Fiduprevisora por $435.7, Ilko Colombia S.A. por $319.6, Fondo de Pensiones Voluntarias BBVA por $238.4, HSBC Fiduciaria por $222.4. A diciembre 31 de 2007 este rubro comprendía entre otros valores: Operaciones de Mesa de dinero con los siguientes clientes: Union Bank of Switzerland por $5,977.8, Bancolombia por$686.6, Montajes Morelco Ltda. Por $321.3, Subfondo Bear Stearns & Co. Inc. por $169.6.

(9) Bienes Realizables y Bienes recibidos en dación en pago

Bienes Recibidos en Pago

	Junio 2008	Diciembre 2007
Bienes inmuebles	$23,030.7	27,845.2
Bienes muebes	2,460.4	2,460.4
	25,491.1	30,305.6
Menos provisión	(20,846.3)	(24,687.5)
	$4,644.8	5,618.1

Bienes no utilizados en el objeto social

	Junio 2008	Diciembre 2007
Terrenos	$585.9	585.9

El detalle de los bienes recibidos en pago, de acuerdo con el tiempo de permanencia, es el siguiente:

	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total	Provisión
30 de junio de 2008					
Inmuebles	$122.9	318.1	22,589,7	23,030,7	18,385.9
Muebles	728.8	1,654.1	77.5	2,460.4	2,460.4
	851.7	1,972.2	22,667.2	25,491.1	20,846.3
31 de diciembre de 2007					
Inmuebles	$448.7	2,984.0	24,412.5	27,845.2	22,227.1
Muebles	728.8	1,654.1	77.5	2,460.4	2,460.4
	1,177.5	4,638.1	24,489.9	30,305.6	24,687.5

La administración considera que la inmovilización y materialidad de estos activos no producirá efectos negativos importantes sobre los estados financieros. Actualmente la Corporación adelanta las gestiones para la realización de estos bienes dentro de los plazos establecidos por la Superintendencia Financiera. En términos generales el estado de los bienes es bueno, para aquellos que han sufrido deterioro se han constituido las provisiones necesarias.

La Corporación tiene avalúos y pólizas de seguros de sus bienes.

Provisión para Bienes Recibidos en Pago

	Junio 2008	Diciembre 2007
Saldo inicial	$24,687.5	$29,026.6
Más:		
Provisión cargada a gastos del ejercicio	15.6	73.3
	24,703.1	29,099.9
Menos:		
Reintegros de provisión	18.3	17.2
Utilización venta bienes recibidos en pago	3,838.5	4,395.2
	$20,846.3	$24,687.5

(10) Propiedades y Equipo

	Junio 2008	Diciembre 2007
Terrenos	$3,052.1	$3,281.3
Edificios	11,077.5	11,544.2
Equipo, muebles y enseres	8,823.7	9,084.3
Equipos de Computo	9,081.2	8,929.4
Vehículos	720.0	903.8
Equipo de movilización (acensores)	360.7	360.7
	33,115.2	34,103.7
Depreciaciones		
Edificios	(6,948.5)	(6,855.0)
Equipo, muebles y enseres	(7,360.6)	(7,553.6)
Equipos de computo	(8,562.0)	(8,477.1)
Vehículos	(294,3)	(297.0)
Equipo de movilización y maquinaria	(16.5)	(7.5)
	23,181.9	23,190.2
Total propiedades y equipo	$9,933.3	$10,913.5
Valorizaciones (*)	26,503.9	20,541.8
	$26,503.9	$20,541.8

(*) A junio 30 de 2008, este rubro comprendía: valorizaciones de Activos Fijos por $25,737.0 y Bienes de Arte y cultura por $766.9. A diciembre 31 de 2007 este rubro comprende la valorización de Activos Fijos por $19,774.9 y Bienes de Arte y cultura por $766.9.

La depreciación total registrada al 30 de junio de 2008 y 31 de diciembre de 2007 en el gasto fue de $590.6 y $632.5 respectivamente.

La Corporación ha mantenido medidas necesarias para la conservación y protección de sus activos. Al 30 de de junio de 2008 y 31 de diciembre de 2007 existían pólizas de seguros para cubrir riesgos de sustracción, incendio, terremoto, asonada, motín, explosión, erupción volcánica, baja tensión, predios, pérdida o daños a oficinas y vehículos.

La Corporación cuenta con avalúos de sus Bienes Inmuebles y no existen hipotecas o reservas de dominio sobre los mismos, ni han sido cedidos en garantía prendaria.

(11) Otros Activos

Aportes Permanentes

Al 30 de junio de 2008 y 31 de diciembre de 2007 existían aportes permanentes en clubes sociales por $98.2 y $83.2 respectivamente.

Gastos Anticipados y Cargos Diferidos

El movimiento de los gastos anticipados y los cargos diferidos durante los semestres terminados al 30 de junio de 2008 y 31 de diciembre de 2007 es el siguiente:

	Junio 2008	Amortización	Cargos	Diciembre 2007
Gastos anticipados				
Intereses	$0.4	$1.7	$1.6	$0.5
Seguros	105.6	1,762.7	1,548.3	320.0
Mantenimiento equipos	25.2	4.0	27.5	1.7
Comisiones pagadas por productos derivados	105.2	274.9	279.8	100.3
Mantenimiento programas para computador	101.8	163.9	102.1	163.6
Otros	176.6	351.1	504.1	23.6
Cargos diferidos				
Organización y preoperativos	46.6	12.2	-	58.8
Remodelación	181.8	96.1	-	277.9
Estudios y proyectos	43.4	246.3	167.8	121.9
Programas para computador software	1,758.0	384.6	1,370.7	771.9
Útiles y papelería	46.0	39.3	60.9	24.4
Mejoras a propiedades tomadas en arriendo	256.2	36.6	-	292.8
Publicidad y propaganda	350.0	122.1	8.8	463.3
Impuestos	151.7	64.5	216.2	-
Contribuciones y afiliaciones	84.7	454.9	507.6	32.0
Otros	6.2	49.7	55.9	-
	$3,439.4	$4,064.6	$4,851.3	$2,652.7

	Junio 2008	Diciembre 2007
Otros		
Créditos a empleados	$2,417.9	$2,398.8
Otros créditos empleados	2.7	2.7
Depósitos en garantía	275.8	25.7
Depósitos en contratos de futuros	10,725.8	4,960.1
Bienes de arte y cultura	266.8	266.8
Derechos en fideicomiso (1)	44,193.5	45,117.1
Diversos (2)	13,254.8	7,395.9
	$71,137.3	$60,167.1
(1) Derechos en Fideicomisos		
Fideicomiso para desarrollo inmobiliario	$ 23,556.5	$23,628.5
Fideicomiso de administración de cartera (*)	4,442.0	5,462.1
Fideicomiso bienes realizables y recibido en pago	15,674.4	15,680.9
Fideicomiso de propiedad y equipo	345.6	345.6
Otros Fideicomisos	175.0	0.0
	$44,193.5	$45,117.1

(*) De acuerdo con la Cesión de activos, pasivos y contratos al 30 de junio de 2006, se cedieron los derechos del Patrimonio Autónomo B al Banco de Bogotá S.A. En el contrato se estableció que los beneficios o recuperaciones recibidos en exceso del valor nominal del patrimonio, descontados del costo de fondeo y la administración serán para Corficolombiana S.A. Teniendo en cuenta que el Banco de Bogotá S.A., recuperó el valor nominal de este patrimonio, le cedió a la Corporación los derechos del Patrimonio B, por lo anterior se registró $7,170.8 con contra partida a un ingreso diferido, los cuales se están registrando en la medida que la fiduciaria reciba los pagos.

(2) A 30 de junio de 2008 este rubro comprendía entre otros valores: Retención en la fuente por $4,132.3, Sobrante de anticipos y retenciones por $9,093.4 y a 31 de diciembre 31 de 2007 este rubro comprendía entre otros valores: Anticipo de Renta por $4,682.0, Retención en la Fuente por $12.3, Sobrantes de anticipos y Retenciones por $2,669.5, Anticipo de Industria y Comercio por $28.5 , Caja Menor por $3.4.

Calificación Créditos a Empleados

El siguiente es el detalle de la calificación de los Créditos de Empleados y Exempleados:

	Junio 2008				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2.074.0	13.8	2.087.8	-	3.019.3
Calificación Créditos a Exempleados					
A-Normal	$300.0	2.2	302.2	-	290.5
E-Irrecuperable	46.6	0.0	46.6	46.6	42.7
	346.6	2.2	348.8	46.6	333.2

	Diciembre 2007				
	Vivienda - Consumo	Intereses	Total	Provisión	Garantías
Calificación Créditos de Empleados					
A-Normal	$2,076.3	11.5	2,085.1	-	3,809.6
Calificación Créditos a Exempleados					
A-Normal	277.6	1.9	279.5	-	367.1
D-Subnormal	0.2	0.0	0.2	-	0.2
E-Irrecuperable	47.3	0.0	47.3	39.8	80.1
	$325.1	$1.9	$327.0	$39.8	$447.4

Provisión Otros Activos

	Junio 2008	Diciembre 2007
Saldo inicial	$21,808.4	$22,910.5
Más:		
Provisión cargada a gastos del ejercicio	21.1	113.3
	21,829.5	23,023.8
Menos:		
Reintegros de provisión otros activos	0.6	217.0
Reintegro otras provisiones	431.2	-
Utilización en venta derechos fideicomisos bienes recibidos en pago	3.4	888.8
Castigo Préstamo de Exempleados	-	109.6
Saldo final	$21,394.3	$21,808.4

(12) Depósitos y Exigibilidades

	Junio de 2008	Diciembre de 2007
Certificados de depósito a término:		
Emitidos a menos de 6 meses	$276,798.3	$157,088.9
Emitidos igual a 6 meses y menos de 12 meses	307,731.3	249,453.4
Emitidos igual o superior a 12 meses	213,874.0	299,521.2
	798,403.6	706,063.5
Cuentas de ahorro	242,320.2	256,162.9
Depósitos especiales	88.1	226.0
Bancos y corresponsales	4,765.3	2,310.1
Exigibilidades servicios bancarios	274.6	386.0
	$5,128.0	$2,922.1

(13) Fondos Interbancarios Comprados y Pactos de Recompra

	Junio 2008	Diciembre 2007
Fondos Interbancarios comprados	$11,134.0	$92,837.0
Compromisos de transferencia en operaciones repo cerrado	376,957.9	451,779.6
Compromisos de transferencias en operaciones simultáneas	11,197.5	-
Compromisos originados en posiciones en corto de operaciones simultáneas	36,134.3	-
	$435,423.7	$544,616.6

Las tasas utilizadas en estas operaciones para los períodos terminados el 30 de junio de 2008 y 31 de diciembre de 2007, oscilaron entre el 10.0% y 2.57% y entre el 9.77% y 8.17% respectivamente.

Sobre los montos anteriores no existían restricciones ni limitaciones.

(14) Cuentas por Pagar

	Junio 2008	Diciembre 2007
Impuestos		
Industria y comercio	-	$110.8
Timbres	0.7	1.4
Sobretasas y otros	5,074.8	5,156.8
Arrendamientos	410.5	582.9
Contribución sobre transacciones	15.3	12.2
Promitentes compradores	18.8	598.4
Proveedores	962.8	1,248.6
Retenciones y aportes laborales	1,429.2	2,633.8
Cheques girados y no cobrados	139.3	154.0
Diversas (1)	13,728.2	3,602.1
	$21,779.6	$14,101.0

(1) Al 30 de Junio de 2008 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: Banco BBVA por $4,310.6, Banco de Crédito por $2,563.9, Banco Davivienda por $2,728.5, JP Morgan Chase NY por $1,715.8 , Fondo de Cesantías Horizonte por $974.5. A diciembre 31 de 2007 este rubro comprendía entre otros valores: cuentas por pagar por operaciones mesa de dinero: JP. Morgan Chase NY por $353.0, BNP Paribas por $273.5, Citibank por$594.8, Interconexión Eléctrica por $369.1, Isagen por $116.4.

(15) Otros Pasivos

Obligaciones laborales consolidadas

	Junio 2008	Diciembre 2007
Cesantías consolidadas	$232.8	$272.7
Intereses sobre cesantías	13.4	30.2
Vacaciones consolidadas	1,375.6	1,296.7
Otras prestaciones sociales	322.2	315.9
	$1,944.0	$1,915.5

Pensiones de Jubilación

El cálculo actuarial se elabora de acuerdo con lo establecido en el Decreto 2783 de 2001, teniendo en cuenta una Tasa Dane del 8,832% y una Tasa de descuento 14,045%.

Hace parte del cálculo actuarial una persona (hombre), el cual es pensionado directo de la Corporación.

El cálculo actuarial se encuentra totalmente amortizado.

	Junio 2008	Diciembre 2007
Monto total del cálculo actuarial	$1,259.1	$1,239.1
Valor pensiones causadas durante el semestre	73.2	37.8
Porcentaje de amortización	100%	100%

Ingresos Anticipados y Abonos Diferidos

El movimiento de los ingresos anticipados por los semestres terminados el 30 de junio de 2008 y 31 de diciembre de 2007, es el siguiente:

Ingresos anticipados

	Junio 2008	Cargos	Abonos	Diciembre 2007
Comisiones	$32.2	$392.7	-	$424.9
Comisiones recibidas productos derivados	112.3	9.6	38.3	83.6
	$144.5	$402.3	$38.3	$508.5

Abonos diferidos

	Junio 2008	Cargos	Abonos	Diciembre 2007
Utilidad en venta de activos	$595.4	$904.0	$332.8	$1,166.6
Patrimonio autonomo B por amortizar (1)	4,087.4	23,562.6	22,542.4	5,107.6
Otros Abonos diferidos	165.0	342.7	-	507.7
	$4,847.8	$24,809.3	$22,875.2	$6,781.9

(1) Ver Nota 11 en Derechos en Fideicomisos.

(16) Pasivos Estimados y Provisiones

	Junio 2008	Diciembre 2007
Obligaciones laborales	$813.1	$1,174.3
Impuestos	4,830.6	0.5
Multas y sanciones litigios, indemnizaciones	643.2	643.2
Multas y sanciones Superfinanciera	17.3	67.3
Diversos (1)	2,654.7	1,794.8
	$8,958.9	$3,680.1

(1) Incluye provisiones para cubrir gastos por servicios públicos.

(17) Capital Social

Al 30 de junio de 2008 el capital autorizado era de $1,715.0 representado en 171,500,000 acciones de valor nominal $10 pesos cada una.

Al 30 de junio de 2008 el Número de acciones en circulación fue:

Número Acciones Preferenciales	10,680,570
Neumero Acciones Ordinarias	157,656,790
Total acciones suscritas y pagadas	168,337,360

El dividendo mínimo preferencial que devenga cada acción es igual al 2% anual del precio de suscripción en pesos Colombianos, dividendo que se ajusta cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente, por la autoridad competente Colombiana, para cada año calendario.

(18) Reservas

Legal

De acuerdo con disposiciones legales vigentes en Colombia, todo establecimiento de crédito debe constituir una reserva legal, apropiando el diez por ciento (10%) de las utilidades líquidas de cada ejercicio, hasta llegar como mínimo al cincuenta por ciento (50%) del capital suscrito. La reserva podrá ser reducida a menos del cincuenta por ciento (50%) del capital suscrito, cuando tenga por objeto enjugar pérdidas acumuladas que excedan del monto total de las utilidades obtenidas en el correspondiente ejercicio y de las no distribuidas de ejercicios anteriores cuando el valor liberado se destine a capitalizar la entidad mediante la distribución de dividendos en acciones.

La reserva no podrá destinarse al pago de dividendos ni cubrir gastos o pérdidas durante el tiempo en que la Corporación tenga utilidades no repartidas.

También se registra como reserva legal la prima en colocación de acciones, correspondiente a la diferencia entre el valor pagado por la acción y su valor nominal.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la reserva legal era de $617,134.5 y $574,784.8 respectivamente.

Estatutarias y Ocasionales

El siguiente es el detalle de las reservas estatutarias y ocasionales al 30 de junio de 2008 y 31 de diciembre de 2007.

	Junio 2008	Diciembre 2007
Reserva valoración de inversiones negociables (1)	$389,097.5	380,665.6
Otras reservas a disposición de la asamblea para futuros repartos	161,777.8	182,810.8
	$550,875.3	563,476.4

(1) De acuerdo con disposiciones legales se debe efectuar una reserva para las utilidades obtenidas por la aplicación de sistemas especiales de valoración de inversiones a precios de mercado y que no se haya realizado fiscalmente el ingreso.

(19) Ganancias o Pérdidas no Realizadas en Inversiones Disponibles para la Venta

	Junio 2008	Diciembre 2007
Títulos Participativos		
Promigas S.A.	$251,999.9	$250,830.1
Mineros S.A.	(4,568.9)	-
Tablemac S.A.	15,759.4	26,899.7
Enka de Colombia S.A.	(2,076.9)	(1,884.0)
Banco Av Villas S.A.	23.1	21.3
	261,136.6	275,867.1
Títulos de deuda	(25,860.5)	(16,420.0)
	$235,276.1	$259,447.1

(20) Cuentas Contingentes

	Junio 2008	Diciembre 2007
Acreedoras		
Avales	$252.5	$252.5
Valores recibidos en operaciones repos y simultáneas	4,242.3	-
Garantías bancarias	78,866.1	46,741.9
Obligaciones en opciones	51,922.4	47,671.2
Por litigios estipulados en moneda legal (*)	52,176.3	52,310.4
Otras contingencias	4,801.9	4,990.6
	$192,261.5	$151,966.5
Deudoras		
Valores entregados en operaciones repos y simultáneas	$158,606.9	-
Derechos en opciones	139,707.0	47,719.5
Pérdida fiscal por amortizar	-	49,147.5
Exceso renta presuntiva sobre líquida ordinaria	133,243.2	216,294.4
Otras contingencias	1,830.8	1,790.9
	$433,387.9	$314,952.3

(*) Corresponde a contingencias pasivas derivadas de procesos judiciales en contra, cuyo fallo adverso es de ocurrencia remota de acuerdo al concepto del área jurídica de la Corporación.

(21) Cuentas de Orden

	Junio 2008	Diciembre 2007
Acreedoras		
Bienes y valores entregados en garantía	$453,649.7	$518,802.6
Valorización de bienes recibidos en pago	6,081.2	6,659.5
Remesas y otros efectos enviados al cobro	43,812.0	45,902.2
Cheques negociados impagados	4,697.9	4,920.0
Activos castigados	207,908.9	210,328.8
Ajustes por inflación activos	81,617.8	82,431.7
Distribución capital suscrito y pagado	1,683.4	1,653.8
Cuentas por cobrar dividendos decretados	98.2	357.6
Dividendos derechos en especie por revalorización	-	4,045.3
Propiedades y equipo totalmente depreciados	15,021.7	15,234.8
Valor fiscal de los activos (*)	3,376,017.2	3,285,995.1
Inversión en títulos garantizados por la nación	226,544.3	245,045.6
Títulos garantizados por el Banco de la República	12.5	-
Títulos aceptados por los establecimientos de crédito	19,076.9	56,242.4
Títulos para mantener hasta el vencimiento	39,046.5	38,987.8
Títulos disponibles para la venta - Deuda	176,307.8	380,150.6
Operaciones reciprocas	249,865.0	252,476.4
Valor nominal Forward de compra en dólares	2,700,908.4	2,043,545.4
Valor nominal Forward de compra en euros	33,727.9	200,367.0
Otras	184,928.4	247,376.3
	$7,821,005.7	$7,640,522.9
Acreedoras		
Bienes y valores recibidos en custodia	$352.1	$403.0
Bienes y valores recibidos en garantía para futuros créditos	113,038.9	105,570.2
Garantías pendientes de cancelar	58,823.3	61,501.8
Bienes y valores recibidos en garantía-garantías idónea	2,810.3	15,668.4
Cobranzas recibidas	1,437.8	1,506.4
Ajustes por inflación patrimonio	316,334.8	316,334.8
Capitalización por revalorización del patrimonio	316,334.8	316,334.8
Rendimientos inversiones negociables títulos deuda	26,344.9	69,074.9
Dividendos decretados inversiones negociables	196.4	1,488.0
Valor fiscal del patrimonio	1,773,987.5	1,616,373.8
Calificación Cuentas por cobrar	8,160.7	53,115.7
Calificación cartera de empleados	2,420.6	2,401.4
Operaciones reciprocas	117,486.1	126,398.5
Valor nominal Forward de venta en dólares	2,684,314.4	1,014,578.7
Valor nominal Forward de venta en euros	30,702.2	200,290.3
Otras	3,468.1	25,414.5
	$5,456,212.9	$3,926,455.2

(*) Corresponde al valor del patrimonio bruto fiscal al 31 de diciembre de 2007.

(22) Operaciones con Partes Relacionadas

Se consideran partes relacionadas los principales accionistas, que poseen el diez por ciento (10%) o más del capital social o cuando teniendo menos, existan operaciones que representen más del cinco por ciento (5%) del patrimonio técnico. Igualmente, se consideran partes relacionadas los miembros de la Junta Directiva y las empresas donde la Corporación posee inversiones superiores al cincuenta por ciento (50%) o existen intereses económicos, administrativos o financieros.

a. Operaciones con Accionistas

	Junio 2008	Diciembre 2007
Disponible		
Banco de Bogotá S.A.	$12,240.6	$8,527.7
Banco de Occidente S.A.	19,562.9	22,520.1
Inversiones		
Banco de Occidente S.A.	6,233.7	7,509.4
Cuentas por Cobrar		
Banco de Occidente S.A.	118.3	-
Cuentas por Pagar		
Banco de Bogotá S.A.	13,124.5	20,869.8
Banco de Occidente S.A.	4,685.5	7,450.6
Ingresos Operacionales		
Banco de Bogotá S.A.	96.7	1,469.5
Banco de Occidente S.A.	488.5	1,436.0
Gastos Operacionales		
Banco de Bogotá S.A.	9.9	10.2
Banco de Occidente S.A.	211.5	190.0
Cuentas de Orden Deudoras		
Banco de Bogotá S.A.	12,250.5	9,154.0
Banco de Occidente S.A.	26,126.4	30,495.6
Cuentas de Orden Acreedoras		
Banco de Bogotá S.A.	13,221.2	22,339.3
Banco de Occidente S.A.	5,174.0	9,180.1

b. Operaciones con Compañías Vinculadas

	Junio 2008	Diciembre 2007
Inversiones		
Banco Corficolombiana S.A. (Panamá)	11,574.2	12,126.8
Leasing Corficolombiana S.A.	40,916.2	37,116.5
Leasing de Occidente S.A.	79,012.2	84,826.5
Casa de Bolsa Corficolombiana S.A.	10,557.8	7,320.4
Valle Bursátiles S.A.	31.2	31.2
Valores de Occidente S.A.	2,257.4	2,257.4
Banco Av Villas S.A.	240.3	238.5
Fiduciaria Corficolombiana S.A.	19,659.0	19,659.0
Fiduciaria de Occidente S.A.	1,762.9	1,762.9
Colombiana de Licitaciones y Concesiones Ltda.	20,437.2	20,437.2
Estudios, Proyectos e Inversiones de los Andes S.A.	40,980.3	40,980.3
Concesionaria Vial de los Andes S.A.	92.8	92.8
Industrias Lehner S.A.	12,652.9	12,652.9
Hoteles Estelar S.A.	43,697.2	43,697.2
Huevos Oro Ltda.	-	11,197.4
Lloreda S.A.	131,324.0	131,324.0
Mavalle S.A.	257.3	257.3
Organización Pajonales S.A.	33,758.9	24,757.9
Pizano S.A. en reestructuración	27,591.9	27,591.9
Plantaciones Unipalma de los Llanos S.A.	13,604.0	12,665.8
Promotora y Comercializadora Turística Santamar S.A.	10,112.5	10,084.3
Proyectos de Infraestructura S.A.	68,375.9	68,375.9
Tejidos Sintéticos de Colombia S.A.	15,688.9	15,688.9
Valora S.A.	19,247.9	19,247.9
Provisión Inversiones		
Huevos Oro Ltda.	-	4,331.7
Lloreda S.A.	98,751.6	98,751.6
Promotora y Comercializadora Turística Santamar S.A.	3,237.4	3,209.2
Banco Av Villas S.A.	30.0	34.6
Pizano S.A. en reestructuración	2,537.7	2,537.7
Cuentas por Cobrar		
Casa de Bolsa Corficolombiana S.A.	25.7	71.3
Leasing Corficolombiana S.A.	174.4	152.4
Fiduciaria Corficolombiana S.A.	124.0	83.3
Fiduciaria de Occidente S.A.	185.1	-
Valora S.A.	798.6	-
Huevos Oro Ltda.	-	5.4
Hoteles Estelar S.A.	1,302.7	1,417.4
Tejidos Sintéticos de Colombia S.A.	-	0.2
Industrias Lehner S.A.	-	14.5
Lloreda S.A.	97.7	17.5
Organización Pajonales S.A.	-	9,012.5
Proyectos de Infraestructura S.A.	0.4	0.2
Gastos Anticipados		
Seguros de Alfa S.A.	-	266.8
Valorizaciones		
Banco Corficolombiana S.A. (Panamá)	134.4	455.0
Casa de Bolsa Corficolombiana S.A.	-	3,026.6
Fiduciaria Corficolombiana S.A.	8,982.7	8,360.4
Leasing Corficolombiana S.A.	16,552.0	16,699.7
Valle Bursátiles S.A.	7.8	7.3

Continúa →

b. Operaciones con Compañías Vinculadas ***(Continuación)***

	Junio 2008	Diciembre 2007
Fiduciaria de Occidente S.A.	909.9	840.0
Leasing de Occidente S.A.	16,844.9	15,698.4
Colombiana de Licitaciones y Concesiones Ltda.	10,220.7	10,918.5
Estudios, Proyectos e Inversiones de los Andes S.A.	48,605.6	46,878.4
Hoteles Estelar S.A.	81,459.5	63,935.2
Mavalle S.A.	16.1	-
Organización Pajonales S.A.	48,676.4	45,368.6
Plantaciones Unipalma de los Llanos S.A.	18,327.0	13,773.2
Concesionaria Vial de los Andes S.A.	129.0	153.9
Proyectos de Infraestructura S.A.	31,904.6	20,940.7
Tejidos Sintéticos de Colombia S.A.	4,460.6	2,363.4
Valora S.A.	6,736.3	4,830.9
Desvalorizaciones		
Casa de Bolsa Corficolombiana	565.2	-
Industrias Lehner S.A.	726.2	1,836.9
Huevos Oro Lda.	-	295.0
Lloreda S.A.	32,572.4	32,572.4
Banco Av villas S.A.	-	4.6
Valores de Occidente S.A.	785.1	931.3
Depósitos y Exigibilidades		
Colombiana de Licitaciones y Concesiones Ltda.	16,266.7	16,004.9
Estudios, Proyectos e Inversiones de los Andes S.A.	15,596.1	23,068.0
Leasing Corficolombiana S.A.	3,628.9	22,521.5
Leasing de Occidente S.A.	13,057.3	-
Casa de Bolsa Corficolombiana S.A.	983.0	2,566.0
Plantaciones Unipalma de los Llanos S.A.	564.1	539.9
Valora S.A.	2.3	2.2
Industrias Lehner S.A.	-	10.8
Valora S.A.	-	226.2
Tejidos Sintéticos de Colombia S.A.	-	165.0
Proyectos de Infraestructura S.A.	1.9	-
Fondos Interbancarios		
Leasing Corficolombiana S.A.	11,106.5	-
Cuentas por Pagar		
Colombiana de Licitaciones y Concesiones Ltda.	467.1	295.9
Estudios, Proyectos e Inversiones de los Andes S.A.	252.0	437.4
Fiduciaria Corficolombiana S.A.	43.3	-
Leasing Corficolombiana S.A.	-	5.9
Proyectos de Infraestructura S.A.	0.8	-
Banco Popular S.A.	1,930.4	3,068.6
Leasing de Occidente S.A.	24.5	57.6
Fiduciaria Bogotá S.A.	45.1	38.2
Seguros de Vida Alfa S.A.	4.0	-
Hoteles Estelar S.A.	13.8	23.1
Plantaciones Unipalma de los Llanos S.A.	3.5	3.4
Industrias Lehner S.A.	0.6	0.2
Ingresos Operacionales		
Banco Corficolombiana S.A. (Panamá)	299.2	-
Casa de Bolsa Corficolombiana S.A.	3,367.1	288.5
Leasing Corficolombiana S.A.	5,954.5	7,356.0
Leasing de Occidente S.A.	12,453.1	10,937.9
Fiduciaria Corficolombiana S.A.	3,539.9	3,537.9

Continúa —➤

b. Operaciones con Compañías Vinculadas ***(Continuación)***

	Junio 2008	Diciembre 2007
Fiduciaria de Occidente S.A.	277.7	279.1
Banco Popular S.A.	-	38.7
Proyectos de Infraestructura S.A.	15,636.5	-
Colombiana de Licitaciones y Concesiones Ltda.	2,251.9	1,016.8
Estudios, Proyectos e Inversiones de los Andes S.A.	11,300.3	9,186.1
Hoteles Estelar S. A.	2,542.0	2,510.7
Huevos Oro Ltda.	-	5.2
Lloreda S.A.	90.0	15.1
Leasing Bogotá S.A.	56.5	-
Concesionaria Vial de los Andes S.A.	51.3	51.9
Organización Pajonales S.A.	-	12.5
Plantaciones Unipalma de los Llanos S.A.	1,347.2	1,097.1
Promotora y Comercializadora Turística Santamar S.A.	-	0.8
Proyectos de Infraestructura S.A.	-	15,155.7
Tejidos Sintéticos de Colombia S.A.	-	8.6
Valora S.A.	-	11.6
Industrias Lehner S.A.	-	12.5
Ingresos No Operacionales		
Banco Corficolombiana S.A. (Panamá)	21.4	21.5
Casa de Bolsa Corficolombiana S.A.	15.9	98.7
Estudios Proyectos e Inversiones de los Andes S.A.	24.6	-
Fiduciaria Corficolombiana S.A.	66.5	75.5
Hoteles Estelar S.A.	29.8	-
Leasing Corficolombiana S.A.	117.6	31.7
Lloreda S.A.	3.2	-
Banco Av Villas S.A.	-	1.1
Colombiana de Licitaciones y Concesiones Ltda.	-	23.3
Pizano S.A. en restructuración	-	6,152.5
Proyectos de Infraestructura S.A.	-	2.2
Plantanciones Unipalma S.A.	-	0.7
Promotora y Comercializadora Turistica Santamar S.A.	-	3.3
Tejidos Sintéticos de Colombia S.A.	-	0.1
Valora S.A.	70.0	1.3
Seguros de Vida Alfa S.A.	2.2	-
Gastos Operacionales		
Casa de Bolsa Corficolombiana S.A.	449.4	511.1
Fiduciaria Corficolombiana S.A.	372.0	8.0
Leasing Corficolombiana S.A.	860.1	692.1
A Toda Hora S.A.	20.9	16.6
Leasing de Occidente S.A.	842.3	583.2
Fiduciaria Bogotá S.A.	230.4	265.4
Banco Popular S.A.	-	961.8
Banco Av Villas S.A.	-	485.7
Seguros Alfa S.A.	33.0	-
Colombiana de Licitaciones y Concesiones Ltda.	841.2	511.4
Estudios, Proyectos e Inversiones de los Andes S.A.	604.8	969.9
Industria Lehner S.A.	-	0.2
Proyectos de Infraestructura S.A.	3.1	-
Plantaciones Unipalma de los Llanos S.A.	26.0	23.5
Proyectos de Energía S.A.	-	0.8
Promotora y Comercializadora Turistica Santamar S.A.	28.2	338.2
Valora S.A.	1.0	-
Hoteles Estelar S.A.	107.3	-
Seguros de Vida Alfa S.A.	33.0	-

Continúa —➤

b. Operaciones con Compañías Vinculadas ***(Continuación)***

	Junio 2008	Diciembre 2007
Cuentas de Orden Deudoras		
Colombiana de Licitaciones y Concesiones Ltda.	3,021.1	2,390.5
Banco Corfivalle Panamá	11,709.0	461.1
Banco Popular S.A.	-	961.8
Banco AvVillas	210.4	685.0
Casa de Bolsa Corficolombiana S.A.	10,467.7	10,929.3
Fiduciaria Corficolombiana S.A.	29,115.2	110.8
Fiduciaria Bogotá S.A.	230.4	265.4
Fiduciaria de Occidente S.A.	2,858.0	2,602.9
A. T. H. A Toda Hora S.A.	20.9	16.6
Estudios, Proyectos e Inversiones de los Andes S.A:	13,561.2	22,049.4
Hoteles Estelar S.A.	17,021.3	22,189.1
Huevos Oro Ltda.	-	523.2
Leasing Corficolombiana S.A.	58,502.7	54,660.7
Leasing de Occidente S.A.	96,835.4	101,108.2
Lloreda S.A.	19,049.3	19,049.3
Organización Pajonales S.A.	6,196.8	6,196.8
Plzano S.A. en restructuración	1,836.0	1,836.0
Plantaciones Unipalma de los Llanos S.A.	2,216.1	279.7
Promotora y Comercializadora Turística Santamar S.A.	80.8	80.8
Proyectos de Infraestructura S.A.	17,933.6	27,499.7
Seguros Alfa S.A.	33.0	400.1
Seguros de Vida alfa S.A.	33.0	31.8
Tejidos Sintéticos de Colombia S.A.	1,432.9	2,649.0
Concesionaria Vial de los Andes S.A.	51.3	94.1
Valle Bursátiles S.A.	1.7	38.5
Valora S.A.	-	3,813.5
Valores de Occidente S.A.	-	1,326.2
Cuentas de Orden Acreedoras		
Fiduciaria Corficolombiana S. A.	12,631.9	11,973.8
Fiduciaria Bogotá S.A.	45.1	38.2
Fiduciaria de Occidente S.A.	1,187.6	1,119.1
Casa de Bolsa Corficolombiana S.A.	3,800.9	5,979.8
Huevos Oro Ltda.	-	1,212.8
Leasing Corficolombiana S.A.	37,359.6	46,615.1
Leasing Bogotá S.A.	-	69.7
Leasing de Occidente S.A.	42,379.8	26,694.0
Promotora y Comercializadora Turística Santamar S.A.	15,8	21.5
Seguros de Vida Alfa S.A.	6.2	5.1
Valores de Occidente S.A.	785.1	931.3
Valle Bursátiles S.A.	-	7.3
Banco Corficolombiana Panamá	454.9	476.6
Banco Popular S.A.	1,930.4	3,107.3
Banco AvVillas	23.1	17.9
Concesionaria Vial de los Andes S.A.	3,000.0	3,000.0
Industrias Lehner S.A.	-	2.1
Tejidos Sintéticos de Colombia S.A.	90.7	1.0

c. Operaciones Celebradas con Miembros de la Junta Directiva y Representantes Legales

	Junio 2008		Diciembre 2007	
	Junta Directiva	Representantes Legales	Junta Directiva	Representantes Legales
Activos	-	$84.0	-	$45.9
Pasivos	241.9	24.0	249.4	40.4
Ingresos	-	4.1	-	1.1
Gastos	117.2	7.3	104.2	10.7

d. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a junio 30 de 2008 $67,253.5

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligación
2.74%	800,224,827	Fondo de Pensiones Obligatorias Horizonte	Forward	Compra	134,611.4	123,019.9
			Forward	Venta	108,281.6	115,381.2
					242,893.0	**238,401.1**
2.93%	800,224,808	Fondo de Pensiones Obligatorias Porvenir	Forward	Compra	67,305.7	60,217.6
0.06%	830,038,885	Valorem S.A.	Forward	Compra	310,671,9	273,697.3
0.00%	860,007,660	Banco de Credito	Forward	Venta	85,208.0	89,420.4

e. Operaciones Celebradas con Accionistas que poseen menos del 10% del Capital, que tuvieron operaciones mayores al 5% del patrimonio técnico a diciembre 31 de 2007 $64,087.2

% participación	Nit	Accionista	Tipo	Operación	Derechos	Obligación
1.97%	800,224,827	Fondo de Pensiones Obligatorias Santander	Forward	Compra	110,811.8	110,887.5
			Forward	Venta	70,989.7	70,516.6
					181,801.5	**181,404.1**
2.61%	800,227,940	Fondo de Pensiones Obligatorias Colfondos	Forward	Compra	80,590.4	82,230.9
			Forward	Venta	33,070.5	32,236.2
					113,660.9	**114,467.1**
2.74%	800,224,827	Fondo de Pensiones Obligatorias Horizonte	Forward	Compra	125,663.2	124,428.7
			Forward	Venta	49,941.5	50,376.2
					181,801.5	**181,404.1**

(23) Ingresos Operacionales

El siguiente es el detalle de los ingresos operacionales otros:

	Junio 2008	Diciembre 2007
Dividendos y participaciones		
Epiandes S.A.	$11,279.4	$9,165.2
Promigás S.A.	12,392.0	10,747.4
Proyectos de Infraestructura S.A	15,635.6	15,144.1
Leasing Corficololombiana S.A.	5,068.1	6,612.4
Leasing de Occidente S.A.	10,924.9	8,782.1
Sociedad de Inversiones en Energía	3,085.4	3,035.1
Concecol Ltda.	2,231.0	949.3
Casa de Bolsa Corficolombiana S.A.	3,237.8	144.5
Fiduciaria Corficolombiana S.A.	2,778.6	3,154.1
Concesionaria Tibitoc S.A	925.3	1,129.8
Banco Corfivalle Panamá	299.2	-
Hoteles Estelar	2,541.9	2,499.4
Unipalma	1,347.1	1,090.6
Empresa de Energía de Bogotá	11,396.7	1,713.6
Gas Natural	3,240.9	-
Estudios y Desarrollos de infraestructura	-	396.0
Colombina S.A.	1,706.0	-
Mineros S.A.	1,425.8	-
Aerocali S.A.	883.2	-
Tablemac	603.8	-
Colombiana de Extrusión	685.8	-
Otros	1,904.9	345.8
	$93,593.4	$64,909.4
Otros		
Utilidad en posición corto operaciones repo	5,216.2	-
Reintegro Provisión cuentas por cobrar	3.0	272.9
Reintegros provisión cartera de créditos	-	1.8
Ingresos diversos	177.7	2,227.2
	$5,396.9	$2,501.9

(24) Gastos Operacionales - Otros

	Junio 2008	Diciembre 2007
Pérdidas posición corto operaciones repo	$4,813.4	-
Honorarios	1,963.8	6,857.8
Impuestos (1)	13,847.0	3,314.1
Arrendamientos	1,372.7	932.1
Contribuciones y afiliaciones	737.5	1,075.2
Seguros	1,914.7	1,795.2
Mantenimiento y reparaciones	947.3	776.5
Adecuación e instalación de oficinas	76.8	91.2
Diversos:		
Servicios de aseo y vigilancia	360.6	359.6
Servicios temporales	284.6	336.3
Publicidad y propaganda	779.4	734.2
Relaciones públicas	101.8	111.0
Servicios públicos	641.9	706.3
Gastos de viaje	188.1	190.7
Transporte	590.6	676.0
Útiles y papelería	147.3	182.3
Gastos Operaciones consorcio	-	123.3
Donaciones	1.5	110.2
Pérdida en Liquidación de Inversiones (2)	-	2,198.3
Suscripciones y avisos	687.3	778.7
Portes de correo	54.6	44.5
Administración edificios	254.2	265.4
Cafetería	27.2	32.0
Gastos legales	28.0	0.8
Digitalización y empaste	79.7	-
IVA deducible prorrateo	14.6	(123.8)
Servicio de Conexión	327.7	280.9
Misceláneos	1,161.4	571.7
	$31,403.7	$22,420.5

(1) Al Junio 30 de 2008, este rubro incluye la causación del impuesto del patrimonio por $10,149.7
(2) Al diciembre 31 de 2007 correspndía a la liquidación de la inversión Promotora Inmobiliaria la Esperanza $2,196.4

(25) Otras Provisiones

	Junio 2008	Diciembre 2007
Bienes recibidos en pago	$15.5	$73.3
Otros activos	21.2	113.3
Disponible	69.9	3.0
	$106.6	$189.6

(26) Ingresos no Operacionales

	Junio 2008	Diciembre 2007
Utilidad en venta de:		
Bienes recibidos en pago	$3,118.4	4,673.9
Propiedades y equipo	357.5	1,006.8
Arrendamientos	333.9	194.2
Recuperaciones:		
Bienes castigados	1,023.8	2,712.4
Reintegros provisión:		
Inversiones (1)	8,997.1	19,155.0
Propiedad y Equipo	-	300.0
Reintegro bienes realizables y recibidos	18.3	17.3
Otras provisiones	1,167.7	47.2
Otras recuperaciones	1,626.6	7,589.6
Otros Activos	0.6	217.0
Diversos:		
Ingresos bienes recibidos en pago	133.9	77.8
Otros (2)	25,038.5	16,543.2
	$41,816.3	52,534.4

(1) Al 30 de junio de 2008 este rubro comprendia entre otros valores: Aerocali por $3,356.8, Compañía de Aguas de Colombia por $827.7, Bonos Emcali por $4,669.9. Al 31 de diciembre de 2007 comprendía entre otros valores al reintegro de la provisión de Proyectos de Energía S.A. por $7,830.0 producto de la fusión como se explica en la nota 3.

(2) Al 30 de junio de 2008 este rubro comprendía entre otros valores :Causación del patrimonio B Fidubogota Patrimonio Autonomos $23,383.4. Al 31 diciembre de 2007 comprendía entre otros valores: Ingreso generado por la fusión de Corficolombiana con Proyectos de Energía S.A.$4,856.5, Utilidad en la venta de los derechos en fideicomiso Melendez 651-1 y Fideicomiso ciudad de Lili B por$5,858.6, Ingresos Fidubogota Patrimonios Autonomos $4,750.3.

(27) Impuesto Sobre la Renta

La siguiente es la conciliación entre la utilidad contable y la renta gravable estimada

	Junio 2008	Diciembre 2007
Utilidad - pérdida antes de impuesto a la renta	$101,761.3	$128,930.4
Más (menos) partidas que aumentan (disminuyen) la utilidad fiscal:		
Dividendos no causados contablemente	6,763.3	74,980.9
Ingreso valoración de inversiones renta variable	(6,646.5)	(6,963.8)
Provisiones no deducibles	2,176.7	2,277.2
Impuestos no deducibles (GMF), impuesto patrimonio	12,555.3	1,991.3
Impuesto industria y comercio y otros	89.6	(93.7)
Gastos de otras vigencias y otros gastos no deducibles	1,459.0	45,772.9
Pérdida en venta de inmuebles y acciones	0.5	13.0
Gastos imputables ingresos no gravados	2,718.9	2,024.9
Ingresos diferidos declarados años anteriores	(835.3)	(1,032.8)
Dividendos y participaciones no gravables	(95,788.3)	(126,323.9)
Diferencia por valoración de inversiones negociables renta fija	(21,867.3)	44,457.9
Reintegro provisiones no deducidas en años anteriores	(10,215.5)	(61,445.7)
Otros Ingresos no gravados	(6.9)	-
(Pérdida) renta estimada	(7,835.7)	104,588.6
Compensación créditos fiscales	-	(104,588.6)
Renta presuntiva aplicable	$25,468.2	$31,133.6
Renta exenta	(2,482.3)	-
Base gravable	22,985.9	31,133.6
Impuesto de renta (*)	7,585.3	10,585.4
Total Impuesto de Renta estimado año	7,585.3	10,585.4
Impuesto de Renta Requerido	3,822.7	5,545.5
Exceso o (defecto) de provisión	627.1	22.5
Total gasto impuesto de renta	$4,449.8	5,568.0
(*) Porcentaje impuesto de renta para el año gravable	33%	34%

A diciembre de 2007, se incluyen los valores fiscales de Proyectos de Energía S.A. (entidad absorbida) según la nota 3.

Las declaraciones por impuesto de renta de los años 2005 y 2006 se encuentran en firme; la del año 2007 está sujeta a revisión por parte de la DIAN.

Al 30 de junio de 2008 la Corporación posee excesos de renta presuntiva sobre renta ordinaria reajustados, pendientes de compensar por $133,243.2.

(28) Relación Activos Ponderados por Nivel de Riesgo - Patrimonio Técnico

El patrimonio técnico no puede ser inferior al nueve por ciento (9%) de los activos en moneda nacional y extranjera ponderados por nivel de riesgo, conforme en el Decreto 1720 de 2001. El cumplimiento individual se verifica mensualmente y semestralmente en forma consolidada con sus filiales y subsidiarias.

La clasificación de los activos de riesgo en cada categoría se efectúa aplicando los porcentajes determinados por la Superintendencia Financiera a cada uno de los rubros del activo, cuentas contingentes, negocios y encargos fiduciarios establecidos en el Plan Único de Cuentas.

Al 30 de junio de 2008 y 31 de diciembre de 2007 la relación lograda por la Corporación fue de cuarenta y ocho punto setenta y siete por ciento (48.77%) y cincuenta y uno punto once por ciento (51.11%) respectivamente.

(29) Contingencias

Con relación a la existencia de tres supuestos CDT de la Corporación Financiera del Valle S.A. con números 159743, 159744 y 159745, fechados el 17 de febrero de 1989, por valor de $58'5 cada uno, se informa:

- Que tales títulos no aparecen registrados en la contabilidad de la Corporación y

- Que en relación con hechos relacionados con los mismos, la Sala Penal de la Corte Suprema de Justicia no se pronunció sobre su existencia y validez. Así lo reconoció la Sala de Casación Penal en sentencia de tutela del 26 de febrero de 2008, confirmada posteriormente por la Sala de Casación Civil de la Corte Suprema de Justicia mediante sentencia del 7 de abril del mismo año, al manifestar que "(...)el debate judicial no giró en torno a la temática de la Validez u oponibilidad de los títulos valores sobre los cuales recayó la actividad delictiva que ahí se juzgó (...)".

(30) Gestión de Activos y Pasivos

De acuerdo con la Resolución 001 del 2 de enero de 1996 y la Circular Externa No. 024 de marzo de 1996, de la Superintendencia Financiera, en las cuales se definen los criterios y procedimientos mediante los cuales los establecimientos de crédito deben identificar, medir, evaluar y controlar su exposición a los riesgos de liquidez, tasa de interés y tasa de cambio, se presenta el estudio sobre los niveles de exposición de la Corporación.

A continuación se presentan las principales cuentas que afectan el GAP de liquidez de la Corporación en una maduración correspondiente a 12 meses:

	Junio 2008	Diciembre 2007
Disponible	$122,323	$83,766
Fondos Interbancarios	168,027	167,378
Inversiones Negociables	393,267	392,540
Inversiones no Negociables	653,779	651,873
Cuentas por Cobrar	24,011	20,202
Derivados	(11,963)	31,871
Otros Activos	15,536	9,600
Total Posiciones Activas	$1,365,107	$1,357,231
Cdt's	$572,856	$368,050
Depósitos de Ahorro	73,603	120,925
Otros	5,128	2,922
Fondos Interbancarios	348,285	461,419
Cuentas por Pagar	68,656	66,583
Otros Pasivos	2,661	2,556
Pasivos Estimados y Provisiones	4,845	27
Total Posiciones Pasivas	$1,075,993	$1,022,484

De acuerdo con la Circular Externa 018 de 2008 de la Superintendencia Financiera de Colombia, la cual modificó el capitulo VI de la Circular Externa 100 de 1995 "Reglas Relativas al Sistema de Administración de Riesgo de Liquidez (SARL)", la cual se aplicará a partir del año 2009. La Corporación estableció un cronograma de trabajo para ajustarse a la nueva normatividad y darle cumplimiento en el plazo establecido.

La Corporación de acuerdo con la regulación vigente calcula el riesgo de mercado con base en el modelo estándar

establecido por la Superintendencia Financiera en la Circular Externa 009 de 2007 (Capitulo XXI Circular Básica Contable y Financiera Circular Externa 100 de 1995).

Metodología según circular externa 009 de 2007	Junio 2008	Diciembre 2007
Riesgo por módulos		
1- Tasa de Interés	$38,135	$31,997
2- Tasa de Cambio	3,509	4,385
3- Precio de Acciones	6,878	6,602
4- Carteras Colectivas	1,141	1,794
Ver agregado	$49,663	$44,778

(31) Gobierno Corporativo (No auditado)

La Corporación Financiera Colombiana S.A., conservando su política de tener permanentemente actualizada la normatividad de buen gobierno corporativo, tiene incorporados principios que rigen el buen gobierno corporativo de la entidad, así como la protección de los derechos de los accionistas e inversionistas.

***Junta Directiva y Alta Gerencia*:** la Alta Gerencia y la Junta Directiva determinan las estrategias, políticas y perfiles de riesgos de la entidad. La Junta Directiva está permanentemente informada de los procesos y negocios que realiza la Corporación. Esta aprueba los límites de otorgamiento de créditos y de exposición al riesgo de mercado, liquidez y administración del riesgo crediticio para los diferentes negocios de la Corporación. La Vicepresidencia Ejecutiva es el área dedicada a la identificación, administración, medición y control de los riesgos inherentes a las operaciones de tesorería y demás negocios de la entidad. Esta área se encarga de generar los mecanismos de control de riesgo y de informar a la Alta Gerencia y Junta Directiva sobre las exposiciones al riesgo que puede presentar la Corporación.

Políticas y División de Funciones: las politicas de gestión de riesgo son aprobadas por la Junta Directiva y están acorde con las diferentes líneas de negocio de la Corporación. Cuenta con elementos específicos por cada tipo de riesgo (crédito,mercado,líquidez y operacional) y se les hace seguimiento riguroso en su cumplimiento por parte de la Gerencia de Riesgo, área que encuentra bajo la Viciepresidentencia Ejecutiva.

Reportes a la Junta Directiva: la Junta Directiva permanentemente está informada de las exposiciones de riesgo de los diferentes negocios realizados por la Corporación.

A la Junta Directiva mensualmente se le presenta un informe que contiene una descripción detallada de las operaciones realizadas por la mesa de dinero los resultados del negocio, los niveles de riesgo y el cumplimiento de los límites establecidos si es del caso. Las operaciones con vinculados se someten a consideración de la Junta Directiva.

Los límites de posiciones máximas de portafolio, pérdidas máximas y de valor en riesgo son controlados por el departamento de riesgo e informados diariamente a la Alta Gerencia de la Corporación.

Infraestructura Tecnológica: la Corporación dispone de una adecuada infraestructura tecnológica que le permite soportar de manera eficiente los requerimientos transaccionales de su operación diaria, incluyendo adecuados mecanismos de control y auditoria para el control del riesgo y para la generación de herramientas de información que facilitan la gestión de la información de la organización.

Metodología para la Medición de Riesgo: la Corporación Financiera Colombiana está catalogada como una entidad financiera y por su rol de negocio en los diferentes frentes en los que se concentra (productos de mesa de dinero, banca de inversión, gestión de activos, inversiones de renta variable, etc.), se ve expuesta a una variedad de riesgos generados por la evolución del entorno en todas sus dimensiones.

Con base en lo anterior, resulta claro que la gestión de los riesgos se ha convertido en el factor determinante para lograr uno de los principales objetivos de Corficolombiana, la obtención de una rentabilidad satisfactoria para sus

accionistas, y por ello se encuentra en la definición misma de todas y cada una de las estrategias institucionales y el procedimiento de toma de decisiones sobre todos los negocios y actividades de la Corporación.

La Corporación definió que el proceso de administración del riesgo debe cumplir con las siguientes etapas:

Identificación de riesgo: se determinan los riesgos asociados a cada uno de los productos. Se busca identificar concentraciones indebidas de riesgos e implementar nuevas tecnologías para el manejo de los mismos.

Medición de los riesgos: se determinan los procesos de medición y manejo de los diferentes riesgos. Los sistemas de monitoreo deben funcionar en forma precisa y abarcar todos los aspectos definidos, de forma que facilite el manejo gerencial. La medición del riesgo implica la disponibilidad de recurso humano experimentado y de herramientas técnicas que faciliten la cuantificación de los riesgos inherentes a cada negocio.

Asignación de límites: se determinan límites para cada uno de los riesgos por aparte (mercado, crédito y/o contraparte, operacional y liquidez), aún cuando están ligados entre sí. La administración evalúa y define los límites con base en la disposición para asumir riesgos y la capacidad de la entidad para absorber pérdidas.

Medición y control de limites: se debe revisar permanentemente el valor de las posiciones contra los límites y reportar oportunamente a la alta gerencia los excesos que se presenten, para tomar los correctivos del caso. Se realizan evaluaciones y mediciones con diferente periodicidad de acuerdo a las necesidades de cada línea de negocio.

Generación de informes: se deben presentar periódicamente, de acuerdo con lo que defina la Junta Directiva y los diferentes estamentos de riesgo. Deben contener información referente a la exposición actual de riesgo frente a los límites establecidos considerándose como elementos indispensables para la toma de decisiones.

Las metodologías existentes identifican y miden los diferentes tipos de riesgo a los que está expuesta la Corporación en su actividad y es así como operan los métodos que fueron enunciados y explicados detalladamente en estas notas a los estados financieros.

Estructura Organizacional: la Corporación ha definido a través de su Junta Directiva una estructura organizacional, la cual deberá velar por la adecuada administración de riesgos. Es así como la Vicepresidencia Ejecutiva está a cargo de la construcción de una fuerte cultura de riesgo dentro de la organización, buscando obtener siempre una visión integrada del riesgo que además cubre las filiales financieras de Corficolombiana. Esta Vicepresidencia tiene a cargo la Gerencia de Riesgo y la Gerencia de Riesgo Crediticio, y tiene el propósito de promover, liderar y controlar la ejecución de las políticas de riesgo aprobadas mediante el cumplimiento de la estrategia de gestión de riesgo trazada, utilizando el proceso de administración del riesgo previamente definido.

En la estructura de la Corporación, existe independencia entre las áreas de negociación, control de riesgo y contabilización de operaciones. Cada una de estas labores está asignada a diferentes áreas funcionales las que a su vez reportan a diferentes vicepresidencias de la Corporación como sigue:

Responsabilidad	Area	Reporta a:
Negociación	Vicepresidencia Tesorería	Presidencia
	Vicepresidencia Comercial	Presidencia
	Vicepresidencia Banca de Inversión	Presidencia
	Vicepresidencia Portafolios de Inversión	Presidencia
	Vicepresidencia Inversiones	Presidencia
Control	Gerencia Riesgo	Vicepresidencia Ejecutiva
	Gerencia Riesgo Crediticio	Vicepresidencia Ejecutiva
Contabilización	Gerencia Operaciones de Tesorería	Vicepresidencia Operaciones
	Gerencia Operaciones de Apoyo	Vicepresidencia Operaciones

(32) Revelación de Riesgos

Objetivos

Las actividades de tesorería de la Corporación se realizan dentro de un marco de límites y políticas establecidas por la Junta Directiva y monitoreadas y controladas por la Gerencia de Riesgo. Las decisiones se toman dentro de dicho marco a partir del permanente y continuo seguimiento a las variables económicas de carácter interno y externo. Todo con el objetivo de maximizar la relación riesgo/retorno de los portafolios administrados, optimizar el retorno de la relación comercial con los clientes de la Corporación y capturar las oportunidades que se detecten en los diferentes mercados en los que interviene:

- Deuda Publica Interna (en calidad de Creador de Mercado).
- Deuda Privada.
- Divisas.
- Instrumentos derivados moneda local.
- Instrumentos derivados en moneda extranjera.

Filosofía en la Toma de Riesgos

Para asegurarse que las actividades de tesorería se acoplen a los objetivos y estrategias de la Corporación, la Junta Directiva ejerce un permanente monitoreo del perfil de riesgo. Realizando seguimiento a las posiciones de tesorería, a los límites de Riesgo de Mercado, Riesgo de Crédito, Riesgo de Liquidez y Riesgo Operacional.

La filosofía de asunción de riesgos es consistente con las políticas generales de la gestión de activos y pasivos y considera aspectos como análisis económicos, análisis técnico, análisis fundamental y el efecto de cambios del entorno en el libro bancario y en el libro de tesorería.

Evaluación

El riesgo de mercado de la Corporación se mide a través de los diferentes análisis que se realicen basados en técnicas reconocidas para la administración del riesgo financiero, con el objetivo de controlar los niveles de pérdida a los que se puede encontrar expuesta la Corporación en sus inversiones de activos financieros por la volatilidad en los mercados en los que puede participar.

Con base en lo anterior se opera el siguiente esquema de límites considerando el perfil de riesgo de la entidad.

RIESGO DE MERCADO

1. Posición Portafolio Pesos

Límites del portafolio de inversiones negociables: se limita el valor nominal de la posición en títulos de deuda pública, considerando sus características de tasa: fija o variable y de acuerdo al plazo de maduración. Igualmente se limita la posición en títulos negociables diferentes de deuda pública, considerando los mismos aspectos antes señalados y los respectivos cupos de emisor.

Límites del portafolio de inversiones disponible para la venta: se limita el valor nominal de la posición en títulos de deuda pública y privada, considerando el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

Límites del portafolio de Inversiones hasta el vencimiento: se limita el valor nominal de la posición en títulos de deuda pública, tomando como criterio el plazo de maduración y la capacidad contractual, financiera y operativa de la Corporación.

2. Posición Portafolio Dólares

Límites del portafolio de inversiones negociables: se limita el valor nominal de la posición en títulos de deuda pública

(TES TRM y YANKEES), de acuerdo al plazo de maduración. Igualmente se limitará la posición en títulos negociables diferentes de deuda pública, considerando los cupos de emisor aprobados y el plazo de maduración.

Límites posición en divisas: se limita el valor de la posición en dólares (Corto o Largo), tanto en el "intraday" como en el "nextday", de acuerdo al perfil de riesgo de la entidad. Igualmente se limita las posiciones en otras monedas, tales como franco suizo, libra esterlina y euros, considerando los mismos aspectos antes señalados.

3. Límites de Pérdidas

PyG diario: es la principal herramienta de control con que cuenta el middle office para monitorear la tesorería. Adicionalmente es fundamental en la definición de las pérdidas máximas autorizadas por la Junta Directiva.

VeR (valor en riesgo): Con el objetivo de establecer límites con base en metodologías reconocidas de Risk Metrics para la administración de riesgo financiero, y que estén acorde al perfil de riesgo de la entidad se definió por parte de la Junta Directiva un límite de VeR para las operaciones de Tesorería, que permita estimar en "condiciones normales" el riesgo asumido en los mercados cambiario y de renta fija ("fixed income") en donde la Corporación concentra su actividad de trading.

MAT (management action trigger): Es la máxima pérdida que la Corporación está dispuesta a asumir teniendo presente además la capacidad patrimonial y de solvencia de la entidad. El MAT limita el total de pérdidas a la suma de pérdidas causadas y potenciales (VeR) asociadas al portafolio vigente en condiciones de normalidad.

MAT = Utilidad 30 días + VeR
Límite: MAT = VeR

Análisis de sensibilidad (stress test): se establecieron los escenarios más apropiados para calcular las pruebas de esfuerzo, donde además de un "stress" con un incremento de 200 puntos básicos en las tasas, se modela la crisis de mercado de agosto de 2002 y abril de 2004 a las posiciones vigentes de TES.

RIESGO DE LIQUIDEZ

Para el riesgo de liquidez se utiliza como herramientas el GAP de liquidez de acuerdo con la Circular Externa 042 de septiembre 27 de 2001 y semanalmente en el comité ALCO se revisa el flujo semanal para determinar el perfil de liquidez de la Corporación en la semana en curso y en las siguientes.

Por otra parte se continuó con el monitoreo y control de los límites internos establecidos por la Junta Directiva tanto para largo plazo como para corto plazo, entre los de corto plazo se encuentran el MCO (Maximum Cumulative Outflow) que es el flujo de caja proyectado a 1, 7 y 30 días. Los indicadores de largo plazo son el MTF (Medium Term Funding) y CCP (Cash Capital Position). El primero limita la financiación de activos de largo plazo con pasivos de corto plazo y el segundo limita la financiación de activos ilíquidos (entendidos estos como aquellos activos que el mercado no recibe como garantía en eventos en que se requiera recursos en la entidad) con recursos de corto plazo.

La Junta Directiva determinó límites para cada uno de estos indicadores, los cuales se revisan diariamente por la Alta Gerencia y son presentados mensualmente a este mismo órgano. Los indicadores según su estado pueden ubicar a la entidad en situación de normalidad, evento o crisis. En función de estos estados, la Junta Directiva definió los planes de contingencia que se deben seguir.

RIESGO DE CRÉDITO

El área de tesorería es quien identifica las alternativas de inversión y negociación las cuales pueden ser tanto en sector real como en sector financiero. De acuerdo con el resultado del estudio realizado por el área de riesgo se somete a consideración de la instancia respectiva la solicitud del área comercial y se establece un cupo con una vigencia de 1 año para realizar operaciones con dicho cliente.

Todo emisor y/o contraparte debe contar con cupo aprobado por la instancia respectiva. Los cupos de las entidades no financieras se evalúan bajo el proceso de análisis de contrapartes utilizado por la Gerencia de Riesgo Crediticio y los del sector financiero se evalúan bajo una metodología Camel en la Gerencia de Riesgo.

1. Categorías de Riesgo de Contraparte

Las categorías de riesgo de contraparte están estandarizadas en cuatro niveles, que permiten optimizar el día a día de los negocios sin generar desgastes adicionales en las instancias de atribución de la Corporación, ni afectar la calidad de la toma de decisiones de riesgo.

A continuación se describen las categorías de riesgo en su orden de mayor a menor riesgo.

Categoría 1

Préstamos de corto plazo interbancarios, repos y/o inversión en títulos.

Categoría 2

Exposición crediticia en productos derivados renta fija y divisas.

Ejemplos: Forward de divisas, forward de títulos, opciones, swaps.

Para los productos derivados, el cupo de riesgo a ser aprobado por la instancia correspondiente se define de acuerdo a la Exposición Potencial Futura, la cual estipula los factores que se aplican sobre el valor nominal del contrato en función del plazo y del activo subyacente.

Plazo Remanente	Renta Fija	Tipo de Cambio
Hasta 3 meses	5.2%	10.6%
De 3 a 6 meses	7.4%	15.0%
Mayor a 6 meses	10.8%	21.2%

De igual forma la utilización del cupo aprobado se calcula con base en la exposición crediticia del derivado:

Exposición Crediticia = Costo de Reposición (*) + Exposición Potencial Futura

(*) Costo de Reposición es el mayor valor entre el valor de mercado y cero (0).

Se entenderá como derivado de renta fija, aquel contrato donde el subyacente sea una tasa de interés de mercado, o un título de renta fija independientemente del emisor o tipo de título.

Para los derivados de tipo de cambio también se utilizará la tabla anterior, independientemente de la divisa.

Categoría 3

Riesgo spot
Ejemplos: Compra - venta títulos, y divisas free delivery.
Riesgo over night.

Categoría 4

Categoría DVP o compensada
Riesgo de mercado "intraday"

Nota: los cupos aprobados pueden ser utilizados para productos de la misma categoría, respetando el plazo. Riesgo spot y riesgo over night no se pueden combinar.

RIESGO OPERACIONAL

Los avances más relevantes en materia de riesgo operacional llevados a cabo en el primer semestre de 2008 fueron:

- Se definió metodología para la fase de monitoreo, con la cual se construyó inventario de indicadores de seguimiento que tendrán medición a partir de julio de 2008.

- Se implementó herramienta de capacitación virtual, la cual permitió capacitar al 95% de los funcionarios de la entidad en temas relacionados con riesgo operacional.

- Se contrató los servicios de la firma NASE para desarrollar aplicación de inteligencia de negocios que abarca la gestión cualitativa con la construcción de los mapas de riesgo de la entidad, la gestión cuantitativa que incluye la generación de informes periódicos sobre la evolución de los eventos de riesgo de la entidad con su correspondiente seguimiento a planes de acción y un tercer módulo relacionado con el monitoreo de riesgos a través del registro de indicadores de riesgo que permitirá determinar la tendencia del riesgo operacional de la entidad. Esta aplicación estará disponible en el mes de agosto de 2008.

- Con relación a la base de datos de riesgo operacional, a Junio 30 la base de datos contaba con 101 registros con la siguiente distribución:

	Número de registros
Tipo de evento	
Fallas en los procesos	63
Fallos en los sistemas	17
Otros	21
Proceso	
Apoyo	38
Estratégicos	10
Misionales	53
Tipo de pérdida	
Tipo A	18
Tipo B	78
Tipo C	5

Los 18 eventos registrados tipo A, suman $93.6 millones.

- Con relación al Plan de Continuidad de Negocio, se realizaron pruebas de contingencia de aplicativos internos, externos y se probaron los protocolos de contingencia con el Banco de la República, Deceval y Bolsa de Valores de Colombia. Para el segundo semestre se continuará ejercicio de pruebas.

ADMINISTRACIÓN

Junta Directiva: la Junta Directiva es la instancia responsable de la aprobación de las políticas para las operaciones de tesorería; ésta garantiza la adecuada organización, monitoreo o seguimiento de las actividades de tesorería. Esta responsabilidad incluye la fijación de límites para la toma de riesgos en dichas actividades y el adoptar las medidas organizacionales necesarias para limitar los riesgos inherentes al negocio de tesorería.

Así mismo es la junta directiva quien aprueba las políticas, estrategias y reglas de actuación que deberá seguir la entidad en el desarrollo de las actividades de tesorería, tales como aprobar operaciones de crédito en moneda legal y/o extranjera, el mercado o los mercados en los cuales se le permite actuar, los procedimientos para medir, analizar, monitorear, controlar y administrar los riesgos, así como los límites de las posiciones en riesgo de acuerdo con el tipo de riesgo, de negocio, de contraparte, de producto, o de área organizacional.

La junta directiva también tiene facultades de aprobar los procedimientos a seguir en caso de sobrepasar los límites o de enfrentar cambios fuertes e inesperados en el mercado. Así mismo este organismo tiene la responsabilidad de analizar y evaluar los tipos de reportes gerenciales y contables tanto internos como externos.

Comité de ALCO: las principales funciones son las de establecer y recomendar a la Junta Directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Ejercer seguimiento al plan de gestión de riesgo que se adopte, el que incluirá procedimientos de operación, seguimiento y control de los niveles de tolerancia al riesgo establecido. Monitorear el informe de cumplimiento de límites y autorizar excesos con base en las atribuciones otorgadas por la Junta Directiva. Implementar procedimientos de acción contingentes en caso de presentarse pérdidas en los niveles máximos permitidos y aprobar valores de variación máximas y cotas de variables para realizar sensibilidades.

Vicepresidencia de Riesgo: el Vicepresidente de Riesgo, reporta a la Presidencia y sus principales funciones son las de establecer y recomendar a la junta directiva las políticas, objetivos, límites y procedimientos para la administración de riesgo. Controlar el cumplimiento de los cupos de portafolio, emisor y contraparte establecidos por la junta directiva y realizar seguimiento a las entidades financieras. Actualmente la Vicepresidencia de Riesgo está a cargo de la Vicepresidencia Ejecutiva.

Gerente de Riesgo: el Gerente de Riesgo reporta a la Vicepresidencia de Riesgo y sus principales funciones son de la medición de riesgos, de la verificación del cumplimiento de las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos.

Existe un Director de Riesgo Operacional y un analista, que se encargan de desarrollar el Sistema de Administración de Riesgo Operacional (SARO) al interior de la Corporación y filiales financieras.

Igualmente, existe un coordinador de riesgo y 3 analistas especializados en los distintos riesgos de la tesorería, como son riesgo de mercado, crédito y liquidez, que reportan al Gerente. Es importante mencionar que el riesgo jurídico es cubierto por la Vicepresidencia Jurídica

Finalmente, existe un analista técnico de riesgo que da soporte en la elaboración de modelos de medición de cualquier tipo de riesgo.

MEDICIÓN

Durante el primer semestre de 2008 la tesorería de la Corporación Financiera Colombiana S.A. generó ingresos netos antes de gastos operacionales y provisiones por valor de $15.345. La relación ingreso/riesgo tomando el VeR promedio de 2008 indica que el riesgo al cual está expuesta la Corporación equivale a menos de un mes de ingresos netos ajustándose al perfil de riesgo aprobado por la Junta Directiva.

El VeR por modulo de riesgo se presenta a continuación:

Valor en riesgo por modulos	**VeR**
Tasas de interses	$38,135
Tasas de cambio	3,509
Precio de acciones	6,878
Cartera colectivas	1,078
Valor en riesgo total	**$49,600**

La Corporación define la posición en cada activo financiero como el inventario del portafolio mas los compromisos de compra - los compromisos de venta.

1. Posición Portafolio Pesos (cifras en millones)

Portafolio de inversiones negociables: La posición al cierre de junio 30 de 2008 fue de $195.195

Valor de Títulos a entregar en forwards de venta: $1.999

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $193.196

Portafolio de inversiones disponible para la venta: al cierre de junio 30 de 2008 esta posición es de $563.997

Portafolio de Inversiones hasta el vencimiento: a junio 30 de 2008 la posición fue de $87.837

Swaps de tasa de interés: al cierre de junio de 2008 la posición en el portafolio de swaps equivale a $-257

2. Posición Portafolio Dólares

Portafolio de inversiones negociables: al cierre de junio 30 de 2008 la posición es de $96.900

Valor de Títulos a recibir en forwards de compra: $52.825

Valor de Títulos a entregar en forwards de venta: $3.828

Posición neta portafolio negociable: portafolio negociable mas forwards de compra menos forwards de venta $145.897

Portafolio de inversiones disponible para la venta: al cierre de junio 30 de 2008 esta posición es de $80.566

Portafolio de Inversiones hasta el vencimiento: a junio 30 de 2008 la posición fue de $0

Posición en divisas: al cierre de junio 30 de 2008 la posición de riesgo en TRM equivale a US$-208.858,37

Forwards de divisas: al cierre de junio 30 de 2008 el valor del portafolio de forwards de divisas equivale a $-10.159

Contratos de Futuros OPCF: al cierre de junio 30 de 2008 el valor del portafolio de futuros de divisas equivale a $1.490

Opciones de Divisas: al cierre de junio 30 de 2008 la posición en el portafolio de opciones de divisas equivale a $-13

LÍMITES DE PÉRDIDAS

1. Riesgo de Mercado

PyG diario: el PyG 30 días al cierre de junio de 2008 presenta una utilidad excluyendo gastos operacionales aproximadamente de $15.345

VeR (valor en riesgo): el VeR total incluyendo las posiciones de la mesa de pesos y dólares al cierre de junio de 2008 equivale a $-1,909 aproximadamente frente al límite establecido por Junta Directiva de $-7,101.0

MAT (management action trigger): al cierre de junio de 2008 el MAT asciende a $384, aproximadamente frente al límite determinado por Junta Directiva que asciende a $-7,101.0

Análisis de sensibilidad (stress test):

	Pérdida estimada en		
Portafolio ($MM)	**50 PBS**	**100 PBS**	**200 PBS**
Negociables pesos	304.24	608.48	1,216.96
Negociables USD	170.14	340.28	680.56
Disponibles para la venta de pesos	17,237.94	34,475.87	68,951.74
Disponible para la venta de USD	3,763.30	7,526.61	15,053.21
Al vencimiento	N.A.	N.A.	N.A.

Valores máximos, mínimos y promedio

El portafolio de la tesorería durante el primer semestre de 2008 tuvo el siguiente comportamiento:

	Máximo	Mínimo	Promedio
Portafolio en pesos			
Inversiones negociables	244,621.02	72,118.87	153,029.99
Inversiones disponibles para la venta	784,968.34	362,178.09	581,851.10
Inversiones hasta el vencimiento	119,244.83	52,892.09	85,416.83
Forward compra títulos	0.00	0.00	0.00
Forward venta títulos	65.69	0.00	10.95
Porfafolio en USD			
Inversiones negociables	117,563.92	72,181.09	94,382.09
Inversiones disponibles para la venta	80,566.30	51,213.08	60,157.74
Inversiones hasta el vencimiento	274.66	0.00	132.99
Forward compra títulos	-9.90	-1.20	-0.23
Forward venta títulos	-3.56	0.00	-3.10
Derivados			
Forward compra de divisas	-96,446.64	47,611.24	-40,597.17
Forward venta de divisas	121,183.01	76,865.77	63,986.03
Contratos de futuros OPCF	4,236.95	-143.69	319.71
Swap de tasa de interés	-255.68	4,698.66	2,189.76
Opciones de divisas	-743.36	0.00	-117.04

RIESGO DE LIQUIDEZ

Al cierre de junio de 2008, estos indicadores estaban dentro de los límites de normalidad establecidos. El indicador MCO que define el estado de liquidez de la entidad para el plazo de 7 días cuyo límite normal mínimo es $50,000 de superávit y presentaba al finalizar junio de 2008 un superávit de $791,062

RIESGO DE CRÉDITO

Durante el primer semestre de 2008, los cupos de las contrapartes de tesorería fueron asignados de acuerdo con la metodología descrita anteriormente y fueron aprobados por las instancias correspondientes.

CONTROL

La estructura de control como principio fundamental tiene la adecuada segregación de funciones entre las actividades del front, middle y back office. En este sentido, las operaciones de tesorería se desarrollarán dentro de una estructura organizacional que contempla las siguientes áreas y/o funciones:

Front Office: área encargada directamente de la negociación, de las relaciones con los clientes y de los aspectos comerciales de la tesorería.

Middle Office: área encargada, entre otras funciones, de la medición de riesgos, de la verificación del cumplimiento de

las políticas y límites establecidos, y de efectuar los análisis de riesgos. Así mismo, esta área es la encargada de elaborar reportes sobre el cumplimiento de las políticas y límites y de los niveles de exposición de los diferentes riesgos inherentes a las operaciones de tesorería. Igualmente es el área encargada de la revisión y evaluación periódica de las metodologías de valoración de instrumentos financieros y de medición de riesgos.

Back Office: área encargada de realizar los aspectos operativos de la tesorería tales como el cierre, registro y autorización final a las operaciones.

Por otro lado, la Corporación cuenta con un módulo de cupos en línea que permite controlar las exposiciones de riesgo por contraparte en los distintos negocios de tesorería. Adicionalmente el Middle Office cuenta con el apoyo de los módulos de cupos de los distintos sistemas transaccionales: MEC y Set-Fx.

Debido a la consolidación de los controles de riesgo, hoy el negocio de tesorería es más estable y existe un riesgo inferior de potenciales pérdidas por riesgos de mercado, crédito y liquidez asociados al mismo, y una mayor oportunidad de reacción frente a eventos adversos.

Por otro lado, en cumplimiento de lo establecido por las normas de la Superintendencia Financiera de Colombia y aplicando buenas prácticas de Gobierno Corporativo, Corficolombiana cuenta con un sistema de control interno aprobado por la Junta Directiva, el cual permite que la entidad realice sus operaciones controladamente y pueda alcanzar sus objetivos corporativos.

Los principios generales que inspiran estas directrices están contenidas en el Código de Ética y Conducta, el cual comprende las pautas de comportamiento que expresamente señala la Junta Directiva en materia del compromiso que se espera de todos los funcionarios frente al sistema de control interno, a la ética en los negocios, a los conflictos de interés, y al manejo de información privilegiada, entre otros.

Para fortalecer el sistema de control interno y prevenir conductas indebidas de mercado, la Corporación realiza anualmente jornadas de capacitación y entrenamiento, con el fin de difundir y reforzar las orientaciones institucionales en esta materia, realizando evaluaciones que le permiten a Corficolombiana determinar la eficacia de estos principios, informando a la alta administración un resumen de los resultados, a fin de adoptar las mejoras que sean necesarias para fortalecer el sistema de prevención y control.

(33) <u>Controles de Ley</u>

Al 30 de junio de 2008 y 31 de diciembre de 2007 la Corporación cumplió con cada una de sus obligaciones y deberes legales, en lo relacionado entre otros puntos a posición propia, inversiones de capital, patrimonio técnico, encaje y en general con todas las instrucciones impartidas por los entes de vigilancia y control, así como los órganos legislativos.

(34) <u>Riesgo Lavado de Activos</u>

El riesgo de lavado de activos y de la financiación del terrorismo se entiende como la posibilidad de pérdida económica o de daño del buen nombre que pudiera sufrir la entidad si fuera utilizada directamente o a través de sus operaciones como instrumento para el lavado de activos y/o la canalización de recursos hacia la realización de actividades terroristas, o cuando se pretenda el ocultamiento de activos provenientes de dichas actividades a través de la entidad.

En virtud de lo anterior, y conciente de su compromiso para luchar contra las organizaciones criminales, la Corporación ha adoptado los mecanismos necesarios para evitar la ocurrencia de estos eventos que puedan afectar negativamente sus resultados y su negocio. Por este motivo la Corporación Financiera Colombiana cuenta con un Sistema de Administración del Riesgo del Lavado de Activos y de la Financiación del Terrorismo SARLAFT, el cual está integrado por etapas y elementos que contienen las políticas, procedimientos y metodologías para la identificación, evaluación, control y monitoreo de estos riesgos, así como

el conocimiento del cliente y de sus operaciones con la Corporación, de los segmentos de mercado atendidos, el monitoreo de las transacciones, la capacitación al personal y la colaboración con las autoridades. Este sistema está contenido en el Manual de SARLAFT aprobado por la Junta Directiva, y es administrado por el Oficial de Cumplimiento, quien tiene la responsabilidad de evaluar constantemente los mecanismos de prevención, a fin de establecer la efectividad de los mismos y el cumplimiento por parte de todos los funcionarios de la Corporación.

El SARLAFT fue establecido por la Superintendencia Financiera de Colombia mediante la Circular Externa 22 del 19 de abril de 2007 y sus modificaciones en las Circulares Externas 61 de diciembre de 2007 y 26 de junio del 2008. En virtud de estas instrucciones la Corporación transformó el Sistema Integral de Prevención de Lavado de Activos SIPLA en el Sistema de Administración del Riesgo de Lavado de Activos y de la Financiación del Terrorismo SARLAFT; fue así como la Junta Directiva, por recomendación de la administración y del Oficial de Cumplimiento, aprobó en el segundo semestre del 2007 las actualizaciones correspondientes al Manual del SARLAFT.

La supervisión de los controles para prevenir estos riesgos es efectuada por el Oficial de Cumplimiento y su suplente; así mismo ejercen supervisión la administración y la Junta Directiva, a través de los informes presentados por el Oficial de Cumplimiento. Adicionalmente la Contraloría y la Revisoría Fiscal realizan sus evaluaciones con el fin de comprobar sí los controles internos establecidos son eficaces para prevenir el riesgo.

Proyecto
Distribución Utilidades

Corporación Financiera Corficolombiana S.A.
Proyecto de Distribución de Utilidades
Junio 30 de 2008

Utilidad antes de impuestos Menos: provisión de impuestos Utilidad del ejercicio después de impuestos: Liberar reserva futuros repartos (Gravable) : Liberar reserva futuros repartos (no Gravable) :		$101,761,329,450.37 4,449,800,000.00 97,311,529,450.37 161,777,766,951.03 -
Utilidad a disposición de la Asamblea :		$259,089,296,401.40
Reserva sobre valoración de inversiones Decreto 2336/95 Reserva para futuros repartos	$ 5,640,694,515.00 $133,449,311,314.13	
Dividendo en efectivo de $510 por acción sobre las 157,656,790 acciones ordinarias y las 10,680,570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se cancelará en seis cuotas mensuales, dentro de los cinco primeros días de cada mes a partir de octubre de 2008.	$85,852,053,600.00	
Dividendo en acciones de $202.85 por cada acción sobre las 157,656,790 acciones ordinarias y $202.85 por cada acción sobre las 10,680,570 acciones preferenciales suscritas y pagadas a junio 30 de 2008. Este dividendo se pagará en acciones, a razón de 1 acción por cada 66,223163049 acciones ordinarias y 1 acción con dividendo preferencial y sin derecho a voto por cada 66,223163049 acciones preferenciales, suscritas y pagadas a 30 de junio de 2008. El pago de las acciones se hará el día 1° de octubre de 2008 a quien tenga la calidad de accionista al tiempo de hacerse exigible el pago de conformidad con la regulación vigente. Para tal fin se emitirá un total de 2,541,971 nuevas acciones, 2,380,690 acciones ordinarias y 161,281 acciones preferenciales. El valor unitario de las acciones que serán entregadas corresponderá al precio promedio ponderado de las acciones ordinarias negociadas en bolsa en la semana del 21 al 25 de julio de 2008, $13,433.37 (1), de los cuales $10 serán contabilizados en la cuenta de capital y $13,423.37 en la cuenta de reserva legal por prima en colocación de acciones.	$34,147,236,972.27	
Sumas iguales	**$259,089,296,401.40**	**$259,089,296,401.40**

(1) El precio promedio diario de la acción se tomó del reporte de INFOVAL.

Nota: sobre el dividendo a repartir en acciones, los accionistas deberan aceptar que el pago se haga en acciones. Los accionistas que opten por el pago de esta parte del dividendo en acciones (NO GRAVABLE), deberán informarlo a la Secretaria General de la sociedad a más tardar el 16 de septiembre de 2008, hasta las 5:00 p.m. mediante comunicación dirigida a la carrera 13 No. 26-45 piso 8 oficinas de la Secretaría General de la entidad, al fax:2863300 extensión 8711 de la ciudad de Bogotá o al correo electrónico accionistascorficolombiana@corficolombiana.com, junto con el RUT y la manifestación de tener o no la calidad de declarante de renta. Si el accionista guarda silencio se le pagará esta parte del dividendo en efectivo (GRAVABLE).

Para los accionistas que opten por el pago del dividendo en acciones, deben tener en cuenta que las fracciones de acciones se pagarán en efectivo (GRAVABLE) con cargo a la reserva para futuros repartos. Las acciones nuevas entregadas como producto de la distribución de utilidades, no tendrán derecho al pago del dividendo en efectivo sobre las utilidades del ejercicio enero-junio de 2008.

Los accionistas entidades vigiladas por la Superintendencia Financiera que con motivo del pago del dividendo en acciones aumenten su participación accionaria excediendo los límites legales, podrán aceptar el pago en acciones en el entendido que el recibo de las acciones que excedan su participación actual estará condicionado a la autorización de la entidad de vigilancia, que será gestionada y obtenida por cada accionista.

Indicadores Financieros

ANÁLISIS DE INDICADORES FINANCIEROS

1. *Indicadores de Calidad del Activo*

Teniendo en cuenta que la Corporación no tiene operación de intermediación los indicadores analizados en este conjunto están relacionados básicamente con los bienes recibidos en pago y vemos que presentan un buen comportamiento en la medida que siguen disminuyendo y mantienen un nivel de cobertura adecuado.

2. *Indicador de Solvencia*

El nivel exigido por la Superfinanciera establece como mínimo el Patrimonio Técnico de los intermediarios financieros debe corresponder al 9% del valor de los activos ponderados por su nivel de riesgo. En el caso de la Corporación cumple con los límites establecidos registrando a 30 de junio de 2008 un indicador de solvencia de 48.77%.

3. *Indicadores de Rentabilidad y Eficiencia*

Para el primer semestre de 2008 la rentabilidad del activo fue de 5.76% y la rentabilidad del patrimonio fue de 10.98%, reflejando los buenos resultados de la Entidad.

El margen financiero bruto fue 3.06%.

En cuanto al indicador que relaciona los gastos administrativos frente a los activos promedio se ubica en 2.25% a junio de 2008, en este punto la Corporación ha venido implementando políticas que permiten mantener este indicador.

4. *Medidas de crecimiento anual*

En el período comprendido entre junio de 2007 y junio de 2008 los depósitos presentaron un incremento de 20.56%, este crecimiento refleja la estabilidad de la estructura de fondeo de la Entidad.

En el mismo periodo, el patrimonio se incrementó en 25.39%, donde las cuentas de valorizaciones y ganancias no realizadas hicieron el mayor aporte.

El rubro de inversiones presentó a junio de 2008 un incremento de 10.84%, frente al mes de junio del año anterior, impactado por el crecimiento, tanto de las inversiones de renta variable como las de renta fija.

En el mes de junio de 2008 fue modificada la calificación de deuda a largo plazo de la Corporación a AAA, nivel máximo de calificación, lo que significa que la calidad crediticia de la Entidad es muy alta y que los factores de riesgo son casi inexistentes; adicionalmente se mantuvo la calificación para deuda a corto plazo en DP1+. La modificación de la calificación de la deuda a largo plazo refleja el fortalecimiento de la Corporación y la estabilidad de sus resultados.

Corporación Financiera Corficolombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007	Junio 2008
Balance					
Total Activos	3,263,539	3,241,965	3,112,424	3,400,097	3,469,099
Total Cartera Neta	47,436	38,081	89	-	-
Total Inversiones	2,469,255	2,391,671	2,416,534	2,679,552	2,678,410
Total Provisiones de Cartera	9,352	9,307	2	-	-
Total Depósitos	938,558	1,002,003	867,503	965,148	1,045,852
Total Patrimonio	1,481,822	1,552,251	1,511,049	1,793,219	1,894,640
Promedios Corrido Año					
Activos	4,677,262	3,996,921	2,988,379	3,007,241	3,426,461
Cartera Bruta	1,606,781	890,139	39,669	21,381	-
Patrimonio	1,518,670	1,509,022	1,509,551	1,542,187	1,820,546
Estado de Resultados					
Ingresos Intereses	80,238	89,043	45,032	51,486	8,604
Gastos Intereses	100,346	154,005	51,729	113,198	75,797
Margen Neto de Intereses	**(20,108)**	**(64,962)**	**(6,697)**	**(61,711)**	**(67,192)**
Ingresos Netos diferentes a Intereses	**164,096**	**829,207**	**124,449**	**272,416**	**171,884**
Valoración Inversiones	(9,224)	47,042	(14,127)	(2,946)	13,757
Utilidad o Pérdida venta, Dividendos Inversiones	69,706	679,171	99,103	195,033	140,619
Servicios Financieros	8,801	29,559	5,258	13,800	2,428
Utilidad o Pérdida venta, Cartera	11,334	11,334	-	-	-
Divisas neto	12,370	(9,115)	(25,247)	(11,000)	(15,014)
Derivados Neto	71,109	71,217	59,462	77,529	30,094
Otros	-	-	-	-	-
Margen Financiero Bruto	**143,988**	**764,245**	**117,752**	**210,705**	**104,691**
Gastos administrativos	(51,646)	(83,370)	(35,639)	(69,886)	(38,385)
Margen operacional antes de provisiones y depósitos y amortización	**92,342**	**680,874**	**82,113**	**140,819**	**66,307**
Provisiones netas	32,433	13,618	7,091	35,033	10,954
Margen Operacional antes de depósitos y amortización	**124,775**	**694,492**	**89,204**	**175,852**	**77,261**
Depreciaciones y Amortizaciones	(2,561)	(8,415)	(3,209)	(5,389)	(2,601)
Otros Ingresos y Egresos No Operacionales	4,851	11,812	24,308	45,679	27,102
Impuesto de Renta	(12,519)	(25,065)	(5,040)	(10,480)	(4,450)
Utilidad o Pérdida Neta	**114,547**	**672,825**	**105,263**	**205,662**	**97,312**
Indicadores Calidad de Activos					
Cartera Bruta	56,788	47,388	91	-	-
Cartera Improductiva (CDE)	-	-	-	-	-
Cartera Vencida	-	-	-	-	-
Total Bienes recibidos en pago Brutos	82,204	54,126	36,479	30,892	26,077
Total Provisiones de Bienes recibidos en pago	(63,229)	(42,538)	(29,027)	(24,688)	(20,846)
Total Activos productivos x calificación	2,943,042	2,833,470	2,675,234	2,722,673	2,636,010
Total Pasivo con costo	1,647,979	1,558,593	1,512,823	1,509,765	1,481,275
Total Activos Improductivos x calificación	98,385	169,930	89,968	63,404	89,282
Cartera Bruta/Activo	1.74%	1.46%	0.00%	0.00%	0.00%
Cartera vigente/Cartera Bruta	100.00%	100.00%	100.00%	0.00%	0.00%
Cartera vencida/Cartera Bruta	0.00%	0.00%	0.00%	0.00%	0.00%
Cartera Calificada CDE/Cartera Bruta	0.00%	0.00%	0.00%	0.00%	0.00%
Provisiones/Cartera bruta	16.47%	19.64%	2.00%	0.00%	0.00%
Provisiones/Cartera vencida	0.00%	0.00%	0.00%	0.00%	0.00%
Provisiones CDE/Cartera calificada CDE	0.00%	0.00%	0.00%	0.00%	0.00%
Activos Productivos por calificación/Pasivo con costo	178.58%	181.80%	176.84%	180.34%	177.96%
Activos Improductivos x calificación/Activo	3.01%	5.24%	2.89%	1.86%	2.57%
Activos Improductivos x calificación/Patrimonio	6.64%	10.95%	5.95%	3.54%	4.71%
BRP Neto de provisión/Total Activo	0.58%	0.36%	0.24%	0.18%	0.15%

Continúa →

Corporación Financiera Corficolombiana S.A.
Principales Cifras Financieras e Indicadores Financieros
En millones de pesos

	Junio 2006	Diciembre 2006	Junio 2007	Diciembre 2007	Junio 2008
Indicadores de Solvencia					
Patrimonio/Activos	45.41%	47.88%	48.55%	52.74%	54.61%
Solvencia con VaR	28.40%	24.32%	48.64%	51.11%	48.77%
Indicadores de Liquidez					
Cartera Neta/Activos	1.45%	1.17%	0.00%	0.00%	0.00%
Cartera Neta/Depósitos	5.05%	3.80%	0.01%	0.00%	0.00%
Rentabilidad y Eficiencia					
Quebranto Patrimonial (Patrimonio/Capital Social + Capital Garantía)	1,013	1,008	914	1,084	1,126
ROA anualizado (Utilidad/Activo Promedio corrido año)	4.96%	16.83%	7.17%	6.84%	5.76%
ROE anualizado (Utilidad/Patrimonio Promedio corrido año)	15.65%	44.59%	14.43%	13.34%	10.98%
Activo Promedio/Ingreso Financiero	9.28	2.66	6.05	3.83	3.74
Activo/Patrimonio	2.20	2.09	2.06	1.90	1.83
Margen Financiero Bruto/Activo Promedio corrido año	3.08%	19.12%	3.94%	7.01%	3.06%
Gastos Administrativos/Margen Financiero Bruto	35.87%	10.91%	30.27%	33.17%	36.66%
Gastos Administrativos/Activo Promedio	2.22%	2.09%	2.40%	2.32%	2.25%
Rendimiento promedio de las colocaciones	9.38%	8.31%	289.13%	289.13%	0.00%
Gasto Interes/Activos Productivos Anualizado x calificación	3.41%	5.44%	1.93%	4.16%	2.88%
Medidas de Crecimiento Anual					
Total Activos	-34.38%	-34.81%	-4.00%	4.88%	11.46%
Total Cartera Neta	-97.30%	-97.83%	-99.77%	-100.00%	-100.00%
Total Inversiones	-7.14%	-10.06%	1.04%	12.04%	10.84%
Total Provisiones de Cartera	-93.05%	-93.09%	-99.98%	-100.00%	-100.00%
Total Depósitos	-54.97%	-51.93%	-13.42%	-3.68%	20.56%
Total Patrimonio	-2.47%	2.17%	-2.65%	15.52%	25.39%
Calificacion de L.P.	AA+	AA+	AA+	AA+	AAA
Calificacion de C.P.	DP1+	DP1+	DP1+	DP1+	DP1+

END